02069147

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Chr. Hansen Holding A/S

*CURRENT ADDRESS: 10-12 Bøge Allé
P.O. BOX 407
DK-2970 Hørsholm
Denmark

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

FILE NO. 82- 34732   FISCAL YEAR 8/31

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT: 6/16/03

(A)

CHR HANSEN
Group

Stockwise

02 NOV 27 AM 10:27

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

Hørsholm, October 23, 2002

The Chr. Hansen Group's Allergy Sector, ALK-Abelló, in partnership with Schering-Plough

ALK-Abelló has signed an agreement with Schering-Plough, world leader within allergy treatment, to co-develop and market tablet-based allergy vaccines.

Schering-Plough will pay ALK-Abelló approximately USD 6 million as a contribution to the extensive phase IIb-III clinical studies for the tablet-based vaccine against grass allergy. The clinical studies are planned to take place next year in Europe and Canada. The payment also covers an option for Schering-Plough to participate in the further development and marketing of the products against grass allergy and all other non-injectable allergy products in ALK-Abelló's pipeline.

At the conclusion of the phase IIb-III studies - scheduled for year-end 2003 - Schering-Plough has an option to acquire exclusive rights to participate in the further development and marketing of all existing and future non-injectable allergy products in ALK-Abelló's pipeline. If Schering-Plough exercises the option, ALK-Abelló could receive up-front payments and milestone payments totaling USD 125 million for the first 4 products developed under the agreement.

After exercise of the option, Schering-Plough will also assume the majority of development costs relating to the above mentioned products, and pay royalties to ALK-Abelló, when the products are commercialized. Schering-Plough will obtain exclusive sales and marketing rights outside Europe, while Schering-Plough will cooperate with ALK-Abelló in most European markets. In the Nordic and Baltic countries, ALK-Abelló will maintain exclusive rights to sales and marketing.

"We are delighted with this agreement with ALK-Abelló," said Tom Lauda, executive vice president of Schering-Plough Pharmaceuticals. "Many specialists have considered injectable allergy immunotherapy to be the gold standard of allergy treatment, but until now the burden of requiring patients to receive regular injections has left immunotherapy outside the allergy treatment mainstream. Tablet-based immunotherapy provides ALK-Abelló and Schering-Plough with the potential to provide physicians with a treatment

option that can extend the benefits of immunotherapy to those patients who cannot or will not comply with ongoing subcutaneous injections."

The partnership with Schering-Plough is a validation of ALK-Abelló's expertise and development competencies within allergy vaccination. It does not change the plans for a separate flotation of ALK-Abelló.

The agreement will not significantly affect the Chr. Hansen Group's expectations for 2002/03, which will be published on November 13, 2002 in connection with the annual report 2001/02.

Hørsholm, October 23, 2002

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Erik Sørensen, President & CEO, Chr. Hansen Holding A/S, phone +45 45 74 71 12 or Jens Bager, President, ALK-Abelló, phone +45 45 74 75 07 or Jan Honoré, VP Corporate Development & Communication, Chr. Hansen Holding A/S, phone +45 45 74 71 10.

Also visit our website: www.chr-hansen.com

Meetings for the press and analysts/investors

The press is hereby invited to a meeting regarding the Schering-Plough agreement today at 1 p.m.

Analysts and investors are invited to a meeting regarding the Schering-Plough agreement today at 2 p.m.

The meetings will take place at 10-12 Bøge Allé, Hørsholm and will be held in Danish.

CHR. HANSEN
Group

novozymes®

Stock Exchange Announcement
26 August 2002

Translation

Novozymes and Chr. Hansen form strategic alliance

A new strategic cooperation will lead to faster and more targeted production and marketing of new products for the dairy industry. Both Novozymes and Chr. Hansen expect results that exceed those achieved individually.

Complementary competencies and technologies within enzymes for the dairy industry will be the platform for an alliance between Novozymes and Chr. Hansen. As an innovative driving force in the market, the alliance will bring new products to the market quicker - and be able to launch new products such as for improved yield in cheese production, and stronger features such as improved taste. The alliance does not include activities within cheese rennet.

Synergies in development and marketing
The alliance will mean a close cooperation within the dairy industry between the two companies. Novozymes' strengths in innovation and efficient production, combined with Chr. Hansen's leading position within application and marketing of dairy ingredients, will guarantee a fast and targeted launch of new products for the dairy industry.

An example is the enzyme phospholipase, where Novozymes already holds a number of patents and applications. The enzyme can increase the efficiency in cheese production. By using Chr. Hansen's knowledge and global sales network, the concept can quickly and efficiently be marketed towards the dairy industry.

Products from the alliance are still in the early development stage, and the first commercial product is expected to be launched in about two years' time.

Alliance follows strategies
For both Chr. Hansen and Novozymes, the alliance is a natural consequence of their strategies.

"Today Chr. Hansen is the world's leading supplier of ingredients for the dairy industry", explains Erik Soerensen, CEO of Chr. Hansen. "We are following a specialist strategy within the areas we operate in, and we wish to maintain and expand our position. Partnerships like the alliance with Novozymes is an important part of our strategy, as it means that we can continue offering our customers innovative solutions and products."

Steen Riisgaard, CEO of Novozymes, explains further, "In our new strategy, Novozymes has focused on a handful of new market expanding areas within enzymes. One of these areas is processed food and therefore also enzymes for the dairy industry. We have good experiences with alliances and see attractive business opportunities in cooperating with Chr. Hansen on this area."

Chr. Hansen's expectations for the fiscal year 2001/02

The alliance with Novozymes will not influence Chr. Hansen's financial expectations for the fiscal year 2001/02 as they were communicated in the third quarter report of 5 July 2002. Longer term, Chr. Hansen expects that the alliance will support the company's specialist strategy and thereby contribute to a continued growth in sales and profits in the area of enzymes for the dairy industry.

Novozymes' expectations for the fiscal year 2002

The alliance with Chr. Hansen will not influence Novozymes' expectations for the fiscal year 2002 as they were communicated in the six month report of 14 August 2002. Longer term, Novozymes expects that the alliance will have a positive influence on sales of enzymes to the food industry and thereby contribute to a continued growth within this area.

Signed:

Erik Soerensen President & CEO Chr. Hansen Holding A/S	Steen Riisgaard President & CEO Novozymes A/S

For further information please call:

Chr. Hansen Holding A/S:

Lars V. Frederiksen

Investors:
Jan Honoré

Phone: +45 45 74 74 74

Novozymes A/S

Investors:
Michael Steen-Knudsen
Phone: +45 44 42 60 48

Media:
Eva Louise Petersen
Phone: +45 44 42 33 38

CHR. HANSEN

Group

Announcement No. 10 in 2001/02
5 July 2002 **Translation**

QUARTERLY REPORT (Q3) 2001/02 FOR THE CHR. HANSEN GROUP AND CHR. HANSEN HOLDING A/S

For the period 1 September 2001 – 31 May 2002 – unaudited

Chr. Hansen – Food Ingredients

- Sales increased 3% to DKK 2,799 million (organic growth 6%)
- EBITA increased from DKK 195 million to DKK 304 million
- EBITA margin increased from 7% to 11%
- The free sector cash flow increased from minus DKK 2 million to DKK 454 million
- EBITA forecast for the 2001/02 financial year of approximately DKK 400-420 million, up from the previous forecast of approximately DKK 400 million

ALK-Abelló – Allergy Vaccines

- Sales increased 5% to DKK 777 million (organic growth 5%)
- EBITA for the existing business increased from DKK 116 million to DKK 122 million
- Costs of pipeline activities increased from DKK 33 million to DKK 110 million
- Total EBITA for the 2001/02 financial year still forecast to be negative in the amount of approximately DKK 25 million

Chr. Hansen Group

- Sales increased 3% to DKK 3,575 million (organic growth 6%)
- Income before tax increased from DKK 116 million to DKK 162 million
- The free cash flow increased from minus DKK 95 million to DKK 246 million
- Net interest-bearing debt reduced by DKK 208 million from DKK 2,655 million at the end of 2000/01 to DKK 2,447 million
- Income before tax for the 2001/02 financial year is forecast at DKK 150-160 million, against the previous forecast of not less than DKK 150 million
- Flotation of ALK-Abelló expected within approximately two years, subject to continued satisfactory development of the pipeline and satisfactory capital market conditions

Financial review nine months 2001/02 for Chr. Hansen - the Ingredients Sector

Income statement, 1 September - 31 May

Q3 00/01	%	**Q3 01/02**	%	DKKm	**YTD 01/02**	%	YTD 00/01	%
993	*100*	**966**	*100*	**Net sales**	**2,799**	*100*	2,730	*100*
(646)	*65*	**(597)**	*62*	Cost of goods sold	**(1,764)**	*63*	(1,809)	*66*
347	*35*	**369**	*38*	**Gross income**	**1,035**	*37*	921	*34*
(55)	*6*	**(56)**	*6*	Research and development costs	**(166)**	*6*	(166)	*6*
(190)	*19*	**(189)**	*20*	Sales, marketing and administration costs	**(565)**	*20*	(560)	*21*
102	*10*	**124**	*13*	**Income from primary operations before amortization of goodwill (EBITA)**	**304**	*11*	195	*7*
(18)	*2*	**(18)**	*2*	Amortization of goodwill	**(52)**	*2*	(53)	*2*
84	*8*	**106**	*11*	**Income from primary operations (EBIT)**	**252**	*9*	142	*5*

64	*6*	**60**	*6*	Depreciation incl. amortization of goodwill charged to the income statement	**188**	*7*	194	*7*
148	*15*	**166**	*17*	Income from primary operations before depreciation and amortization (EBITDA)	**440**	*16*	336	*12*

Sales

DKKm	**YTD 01/02**	YTD 00/01
North America	**1,156**	1,180
Rest of world	**1,643**	1,550
Ingredients	**2,799**	2,730

EBITA

DKKm	**YTD 01/02**	YTD 00/01
North America	**83**	14
Rest of world	**221**	181
Ingredients	**304**	195

Net sales increased by 3% from DKK 2,730 million to DKK 2,799 million. Exchange differences reduced sales by 3%, which brought the organic growth rate to 6%.

The sales growth was primarily generated from enzymes and cultures.

The organic growth rate for North America was minus 1%. The combined organic growth rate for Europe, South America and Asia was 11%.

For Q3 2001/02 the organic growth rate was 3% compared with Q3 2000/01. The organic growth rate for North America was minus 2%, while the combined organic growth rate for Europe, South America and Asia was 7%.

Gross income rose by 12% to DKK 1,035 million, and the gross margin increased from 34% to 37%.

Capacity costs increased by 1% to DKK 731 million.

EBITA (income from primary operations before amortization of goodwill) increased by 56% to DKK 304 million. EBITA in North America increased from DKK 14 million to DKK 83 million, while EBITA in Europe, South America and Asia increased from DKK 181 million to DKK 221 million.

Amortization of goodwill amounted to DKK 52 million.

Income from primary operations increased by 77% to DKK 252 million.

The sector cash flow before financial items increased from minus DKK 2 million to DKK 454 million as a result of an improved operating income and a reduction of working capital.

Sector cash flow before financial items

DKKm	**YTD 01/02**	YTD 00/01
Income from primary operations	**252**	142
Depreciations and amortization	**188**	194
Change in working capital, adjustments, etc.	**183**	(148)
Sector cash flow from operating activities	**623**	188
Gross investments*	**(169)**	(190)
Free sector cash flow before financial items	**454**	(2)

*) incl. a part of Holding's investments in the sector

Outlook

The EBITA forecast for the 2001/02 financial year is approximately DKK 400-420 million, up from the previous forecast of approximately DKK 400 million.

Financial review nine months 2001/02 for ALK-Abelló – the Allergy Sector

Income statement, 1 September – 31 May

Q3 00/01	%	**Q3 01/02**	%	DKKm	**YTD 01/02**	%	YTD 00/01	%
228	*100*	**230**	*100*	**Net sales**	**777**	*100*	743	*100*
(103)	*45*	**(109)**	*47*	Cost of goods sold	**(301)**	*39*	(286)	*38*
125	*55*	**121**	*53*	**Gross income**	**476**	*61*	457	*62*
(34)	*15*	**(68)**	*30*	Research and development costs	**(166)**	*21*	(86)	*12*
(91)	*40*	**(98)**	*43*	Sales, marketing and administration costs	**(298)**	*38*	(288)	*39*
0	*0*	**(45)**	*20*	**Income from primary operations before amortization of goodwill (EBITA)**	**12**	*2*	83	*11*
0	*0*	**0**	*0*	Amortization of goodwill	**(2)**	*0*	(2)	*0*
0	*0*	**(45)**	*20*	**Income from primary operations (EBIT)**	**10**	*1*	81	*11*

8	*3*	**11**	*5*	Depreciation incl. amortization of goodwill charged to the income statement	**32**	*4*	27	*4*
8	*3*	**(34)**	*15*	Income from primary operations before depreciation and amortization (EBITDA)	**42**	*5*	108	*15*

Net sales increased by 5% from DKK 743 million to DKK 777 million. Exchange differences did not affect sales, and the organic growth rate was 5%. Organic growth in sales of allergy vaccines was 5%, representing 5% growth in initial treatment kits and 6% growth in maintenance treatment.

Gross income rose by 4% to DKK 476 million.

Capacity costs increased by DKK 90 million to DKK 464 million, of which the increase in R&D costs for the pipeline accounted for DKK 77 million.

EBITA (income from primary operations before amortization of goodwill) totalled DKK 12 million compared with DKK 83 million last year. EBITA from the existing business increased by 5% to DKK 122 million, while pipeline development costs rose from DKK 33 million to DKK 110 million as planned.

EBITA

DKKm	**YTD 01/02**	YTD 00/01
Existing business	**122**	116
EBITA % of sales	*16%*	*16%*
Pipeline	**(110)**	(33)
ALK-Abelló	**12**	83

As part of the continuing efforts to optimize profitability and the cash flow in the existing business, a study has been initiated of the potential of various improvement initiatives, especially in the production area. The results of these studies are expected in Q4 2001/02 and may result in non-recurring costs of approximately DKK 20 million.

Amortization of goodwill amounted to DKK 2 million.

Income from primary operations totalled DKK 10 million compared with DKK 81 million last year.

The sector cash flow before financial items declined from minus DKK 26 million to minus DKK 55 million due to increased development costs for the pipeline.

Sector cash flow before financial items

DKKm	**YTD 01/02**	YTD 00/01
Income from primary operations	**10**	81
Depreciations and amortization	**32**	27
Change in working capital, adjustments, etc.	**(40)**	(29)
Sector cash flow from operating activities	**2**	79
Gross investments*	**(57)**	(105)
Free sector cash flow before financial items	**(55)**	(26)

*) incl. a part of Holding's investments in the sector

Outlook

For the 2001/02 financial year, we maintain our forecast that the existing business will contribute EBITA of approximately DKK 125 million and that the costs of pipeline activities will be approximately DKK 150 million. Consequently, we maintain our forecast of EBITA for ALK-Abelló of minus DKK 25 million. The outlook above does not include the previously mentioned potential non-recurring costs.

Financial review nine months 2001/02 for the Chr. Hansen Group

Strategy. As stated in previous announcements to the Copenhagen Stock Exchange, the Chr. Hansen Group wants to be pure play within food ingredients and is determined to bring out the value of ALK-Abelló. This will take place through a separate flotation of ALK-Abelló within approximately two years, subject to continued satisfactory development of the pipeline and satisfactory capital market conditions.

- o -

Accounting policies
No changes have been made to the accounting policies compared with the previous financial year.

Income statement
The income statement - until income from primary operations - has been reviewed above for each sector.

Income from primary operations (EBIT)		
Chr. Hansen	DKKm	252
ALK-Abelló	DKKm	10
Holding/eliminations	DKKm	4
Chr. Hansen Group	DKKm	266

Net financial expenses amounted to DKK 104 million against DKK 120 million in 2000/01, of which income from associated companies before tax amounted to DKK 1 million against DKK 4 million in 2000/01.

Income before tax amounted to DKK 162 million compared with DKK 116 million in 2000/01.

Tax on the income for the period has been provided in the amount of DKK 74 million. The tax rate (46%) is high because a major part of the amortization of goodwill is not tax deductible, and because a relatively large proportion of the Group's earnings are derived in countries with a high corporate tax rate.

The Chr. Hansen Group's net income including minority interests was DKK 88 million, and net income attributable to Chr. Hansen Holding A/S amounted to DKK 61 million after deduction of DKK 27 million of income attributable to minority shareholders from subsidiaries.

Balance sheet
Liabilities totalled DKK 3,363 million, of which DKK 2,052 were long-term liabilities and DKK 1,311 million were current liabilities. The equity capital amounted to DKK 2,111 million against DKK 2,158 million at the beginning of the financial year.

Net interest-bearing debt was reduced by DKK 208 million, from DKK 2,655 million at the end of 2000/01 to DKK 2,447 million as a result of the cash inflow.

The reduction in equity was composed as follows:

▸ Net income for the period incl. minority interests	DKKm	88
▸ Exchange rate adjustments	DKKm	(104)
▸ Dividend to minority shareholders	DKKm	(31)
▸ Reduction in equity, total	DKKm	(47)

Investments DKKm	**YTD 01/02**	YTD 00/01
Gross investments Chr. Hansen	**169**	190
Gross investments ALK-Abelló	**57**	105
Gross investments, total	**226**	295
Disposals, etc.	**(14)**	(23)
Investments	**212**	272

Cash flow DKKm	**YTD 01/02**	YTD 00/01
Net income for the period incl. minority interests	**88**	71
Depreciation, amortization and write-downs	**232**	231
Change in working capital, adjustments, etc.	**138**	(125)
Cash flow from operating activities	**458**	177
Investments	**(212)**	(272)
Free cash flow	**246**	(95)

The Chr. Hansen Group's outlook for 2001/02

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of May 2002.

Sales. We maintain the forecast of the rate of organic sales growth at 5%.

Income before tax. Income before tax and minorities is forecast at DKK 150-160 million against the previous forecast of not less than DKK 150 million.

Financial calendar

13 November 2002	Annual report
17 December 2002	Annual General Meeting
Week 4 2003	Q1 2002/03

Forward-looking statements

This quarterly report contains forward-looking statements regarding expectations to future developments, in particular future sales and operating efficiencies. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause the actual developments and results to differ materially from the expectations contained in the quarterly report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

The quarterly report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes and in case of any discrepancy the Danish wording shall be applicable.

Hørsholm, 5 July 2002
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

Income statement, 1 September - 31 May

Chr. Hansen Group

Q3 2000/01	**Q3 2001/02**	DKKm	**YTD 2001/02**	YTD 2000/01
1,220	**1,195**	**Net sales**	**3,575**	3,472
(738)	**(705)**	Cost of goods sold	**(2,059)**	(2,072)
482	**490**	**Gross income**	**1,516**	1,400
(86)	**(119)**	Research and development costs	**(316)**	(238)
(182)	**(178)**	Sales and marketing expenses	**(541)**	(546)
(112)	**(123)**	Administrative expenses	**(336)**	(337)
11	**13**	Other operating income	**24**	21
(4)	**(6)**	Other operating costs	**(27)**	(9)
109	**77**	**Income from primary operations before amortization of goodwill**	**320**	291
(18)	**(18)**	Amortization of goodwill	**(54)**	(55)
91	**59**	**Income from primary operations**	**266**	236
1	**-**	Income before tax from associated companies	**1**	4
5	**22**	Interest receivable and other financial income	**42**	17
(48)	**(56)**	Interest payable and other financial expenses	**(147)**	(141)
49	**25**	**Income after interest**	**162**	116
(19)	**(15)**	Tax on the income for the period	**(74)**	(45)
30	**10**	**Net income for the period including minority interests**	**88**	71
(7)	**(5)**	Minority shareholders' share of the results of subsidiaries	**(27)**	(24)
23	**5**	**Net income for the period**	**61**	47
		Earnings per share (EPS) - DKK	**6.0**	4.7

Balance sheet at 31 May

Chr. Hansen Group

DKKm	**31 May 2002**	31 Aug. 2001	31 May 2001
Fixed assets			
Intangible fixed assets			
Goodwill	**1,160**	1,227	1,292
Other intangible fixed assets	**253**	288	281
	1,413	1,515	1,573
Tangible fixed assets			
Land and buildings	**1,138**	1,094	1,057
Plant and machinery	**551**	579	585
Other fixtures and equipment	**156**	173	187
Construction in progress	**189**	148	245
	2,034	1,994	2,074
Financial fixed assets			
Investments in associated companies	**36**	36	39
Deferred corporate income tax, asset	**74**	66	46
Securities and receivables	**11**	16	26
	121	118	111
Total fixed assets	**3,568**	3,627	3,758
Current assets			
Inventories			
Raw materials and supplies	**273**	323	340
Work in progress	**250**	270	253
Finished goods and goods for resale	**506**	603	703
	1,029	1,196	1,296
Receivables			
Trade accounts receivable	**747**	758	785
Miscellaneous receivables	**55**	71	98
Prepayments and deferred charges	**85**	87	101
	887	916	984
Cash and cash equivalents	**243**	179	257
Total current assets	**2,159**	2,291	2,537
Total assets	**5,727**	5,918	6,295

Balance sheet at 31 May

Chr. Hansen Group

DKKm	**31 May 2002**	31 Aug. 2001	31 May 2001
Equity			
Share capital	**101**	101	101
Other reserves	**1,973**	2,015	2,207
Chr. Hansen Holding A/S' share of equity	**2,074**	2,116	2,308
Minority shareholders' share of equity	**37**	42	38
Total equity	**2,111**	2,158	2,346
Provisions			
Pensions and other obligations	**70**	68	62
Other obligations	**56**	72	78
Deferred corporate income tax	**127**	124	135
	253	264	275
Liabilities			
Long-term liabilities			
Mortgage loans	**396**	414	420
Other long-term liabilities	**1,656**	1,350	1,328
	2,052	1,764	1,748
Current liabilities			
Mortgage loans and other long-term liabilities	**63**	60	58
Bank loans and financial loans	**585**	1,024	1,196
Trade accounts payable	**236**	290	269
Corporate income tax	**47**	31	24
Miscellaneous payables	**283**	219	268
Accruals and deferred income	**97**	88	111
Dividend for the financial year	-	20	-
	1,311	1,732	1,926
Total liabilities	**3,363**	3,496	3,674
Total equity, provisions and liabilities	**5,727**	5,918	6,295

Cash flow statement, 1 September - 31 May

Chr. Hansen Group

DKKm	YTD 2001/02	YTD 2000/01
Income from primary operations	**266**	236
Net financial items	**(104)**	(121)
Tax on the income for the period	**(74)**	(44)
Net income for the period including minority interests	**88**	71
Depreciation, amortization and write-downs	**232**	231
Increase in provisions	**(11)**	(2)
Cash flow before change in working capital	**309**	300
Change in working capital		
Increase in receivables	**(28)**	(52)
Decrease (increase) in inventories	**138**	(26)
Decrease in trade accounts payable	**(44)**	(115)
Increase in other liabilities	**94**	69
Translation of income statement items from average to end-of-period rates	**(11)**	1
Cash flow from operating activities	**458**	177
Investments - intangible fixed assets, net	**(3)**	(31)
Investments - tangible fixed assets, net	**(212)**	(234)
Change in financial fixed assets	**3**	(7)
Cash flow from financing activities	**(212)**	(272)
Free cash flow	**246**	(95)
Dividend paid to Chr. Hansen Holding A/S' shareholders	**(20)**	(35)
Change in financial liabilities	**(123)**	206
Change in minority interests	**(31)**	(21)
Cash flow from financing activities	**(174)**	150
Net cash flow for the period	**72**	55
Unrealised gain (loss) on foreign currency carried as cash and cash equivalents and securities	**(7)**	(10)
Net increase in cash and cash equivalents and securities	**65**	45
Cash and cash equivalents and securities at beginning of year	**178**	212
Net increase in cash and cash equivalents and securities	**65**	45
Cash and cash equivalents and securities at end of period	**243**	257

The cash flow statement of the Chr. Hansen Group has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

BUSINESS SEGMENTS - PRIMARY SEGMENTS

Chr. Hansen Group	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
1 September - 31 May	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
DKKm	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01
INCOME STATEMENT								
Net sales	**2,799**	2,730	**777**	743	**-**	-	**3,575**	3,472
Cost of goods sold	**(1,764)**	(1,809)	**(301)**	(286)	**6**	22	**(2,059)**	(2,072)
Gross income	**1,035**	921	**476**	457	**6**	22	**1,516**	1,400
Research and development costs	**(166)**	(166)	**(166)**	(86)	**16**	14	**(316)**	(238)
Capacity costs, etc.	**(565)**	(560)	**(298)**	(288)	**(18)**	(23)	**(880)**	(871)
Income from primary operations before amortization of goodwill (EBITA)	**304**	195	**12**	83	**4**	13	**320**	291
Amortization of goodwill	**(52)**	(53)	**(2)**	(2)	**-**	-	**(54)**	(55)
Income from primary operations (EBIT)	**252**	142	**10**	81	**4**	13	**266**	236
BALANCE SHEET								
Intangible fixed assets	**1,263**	1,415	**150**	158	**0**	0	**1,413**	1,573
Tangible fixed assets	**1,409**	1,491	**226**	186	**399**	397	**2,034**	2,074
Financial fixed assets	**36**	56	**42**	16	**7**	-	**85**	72
Investments in associated companies	**34**	36	**-**	-	**3**	3	**36**	39
Total fixed assets	**2,742**	2,998	**418**	360	**409**	400	**3,568**	3,758
Inventories	**713**	925	**315**	371	**-**	-	**1,029**	1,296
Receivables	**696**	791	**181**	175	**10**	18	**887**	984
Cash and cash equivalents	**100**	118	**142**	125	**1**	14	**243**	257
Total current assets	**1,509**	1,834	**638**	671	**11**	32	**2,159**	2,537
Total assets	**4,251**	4,832	**1,056**	1,031	**420**	432	**5,727**	6,295
Total equity	**1,979**	2,137	**196**	302	**(64)**	(93)	**2,111**	2,346
Provisions	**172**	184	**46**	40	**35**	51	**253**	275
Long-term liabilities	**1,148**	879	**104**	53	**800**	816	**2,052**	1,748
Current liabilities	**952**	1,631	**710**	636	**(351)**	(342)	**1,311**	1,926
Total liabilities	**2,100**	2,510	**814**	689	**449**	474	**3,363**	3,674
Total equity, provisions and liabilities	**4,251**	4,832	**1,056**	1,031	**420**	432	**5,727**	6,295

GEOGRAPHICAL SEGMENTS - SECONDARY SEGMENTS

Chr. Hansen Group	Net sales		Fixes assets		Current assets		Total assets	
1 September - 31 May	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
DKKm	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01
Denmark	**53**	54	**1,944**	1,926	**432**	505	**2,376**	2,431
Europe (excl. Denmark)	**1,767**	1,646	**507**	433	**962**	1,062	**1,469**	1,495
North America	**1,225**	1,174	**1,049**	1,303	**587**	731	**1,636**	2,034
Other markets	**530**	598	**68**	96	**178**	239	**246**	335
Total	**3,575**	3,472	**3,568**	3,758	**2,159**	2,537	**5,727**	6,295

The above geographical segment information has been specified by location of assets.

Financial highlights - 1 September - 31 May

Chr. Hansen Group

DKKm	**31 May 2002**	31 Aug. 2001	31 May 2001
Income statement			
Net sales	**3,575**	4,648	3,472
increase in %	**3%**	8%	8%
Income from primary operations before amortization of goodwill (EBITA)	**320**	346	291
Income from primary operations (EBIT)	**266**	272	236
Net financial items incl. res. ass. companies	**(104)**	(160)	(120)
Non-recurring expenses	**-**	(74)	-
Income from ordinary operations before tax	**162**	38	116
Chr. Hansen Holding A/S' share of net income (loss) for the period	**61**	(40)	47
Number of employees - average	**3,459**	3,622	3,667
Balance sheet			
Total assets	**5,727**	5,918	6,295
Invested capital	**4,537**	4,792	5,079
Interest-bearing debt, net	**(2,447)**	(2,655)	(2,722)
Total equity	**2,111**	2,158	2,346
Cash flow and investments			
Depreciation	**232**	311	231
of which amortization of goodwill	***54***	*74*	*55*
Cash flow from operating activities	**458**	247	177
Investments	**(212)**	(354)	(272)
Free cash flow	**246**	(107)	(95)
Key figures			
Return on primary operations before amortization of goodwill (EBITA)	**9.0**	7.4	8.4
Return on primary operations (EBIT)	**7.5**	5.9	6.8
Equity ratio	**36.9**	36.5	37.3
Earnings per share before amortization of goodwill (EPSAA) - DKK	**11.4**	3.3	10.2
Earnings per share (EPS) - DKK	**6.0**	(4.0)	4.7
Cash flow per share (CPFS) - DKK	**42.5**	21.5	15.0

Definitions

Return on primary operations before amortization of goodwill (EBITA)	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations (EBIT)	*Income from primary operations x 100/Net sales*
Equity ratio	*Equity at period-end x 100/Liabilities and equity at period-end*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the period excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the period excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*

Notes at 31 May

Chr. Hansen Group

DKKm	**31 May 2002**	31 Aug. 2001	31 May 2001
1 Share capital			
Balance at beginning of period	**101**	**101**	101
Balance at end of period	**101**	**101**	101

The Company holds 14,118 own shares.

2 Total equity

During the period, total equity changes as follows:

Total equity at beginning of period	**2,158**	2,274	2,274
Income (loss) for the period	**88**	(11)	71
Foreign currency translation adjustment of equity in foreign subsidiary companies at beginning of period	**(104)**	(64)	22
Dividend to Chr. Hansen Holding A/S' shareholders	**-**	(20)	-
Dividend to minority shareholders	**(31)**	(21)	(21)
Total equity at end of period	**2,111**	2,158	2,346

CHR HANSEN
Group

Stockwise

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

Release date of Quarterly Report (Q3) 2001/02 for the Chr. Hansen Group and Meeting of Investors and Analysts

On 5 July 2002 the Chr. Hansen Group releases its quarterly report (Q3) for the financial year 2001/02.

The company therefore invites investors and analysts to a meeting with the Management on Friday afternoon 5 July at 3 p.m at the company headquarters 10 - 12 Bøge Allé in Hørsholm.

Please contact secretary Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before 3 July 2002, if you wish to participate. The meeting will be held in Danish.

Hørsholm, 26 June 2002

CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

For further information please contact Jan Honoré, Vice President Corporate Development & Communication, phone +45 45 74 74 74.

CHR HANSEN

Group

Announcement No. 8 in 2001/02
29 April 2002 **Translation**

SIX MONTH REPORT 2001/02 FOR THE CHR. HANSEN GROUP AND CHR. HANSEN HOLDING A/S

For the period 1 September 2001 - 28 February 2002 - unaudited

Chr. Hansen - Food Ingredients

- Sales increased 6% to DKK 1,833 million (organic growth 7%)
- EBITA increased from DKK 93 million to DKK 180 million
- The free sector cash flow increased from minus DKK 128 million to DKK 250 million
- EBITA forecast for the 2001/02 financial year of approximately DKK 400 million, up from the previous forecast of not less than DKK 380 million

ALK-Abelló - Allergy Vaccines

- Sales increased 6% to DKK 547 million (organic growth 7%)
- EBITA for the existing business increased from DKK 99 million to DKK 118 million
- Costs of pipeline activities increased from DKK 16 million to DKK 61 million
- The forecast of EBITA for the existing business in the 2001/02 financial year is maintained at approximately DKK 125 million
- For the 2001/02 financial year, costs of pipeline activities are forecast to increase from the previous estimate of approximately DKK 125 million to approximately DKK 150 million
- For the 2001/02 financial year, EBITA for ALK-Abelló is therefore expected to be negative in the amount of approximately DKK 25 million compared with the previous break-even forecast

Chr. Hansen Group

- Sales increased 6% to DKK 2,380 million (organic growth 7%)
- Income before tax increased from DKK 66 million to DKK 137 million
- The free cash flow increased from minus DKK 127 million to DKK 175 million
- The net income attributable to Chr. Hansen Holding A/S increased from DKK 24 million to DKK 56 million
- The forecast for the 2001/02 financial year of income before tax of not less than DKK 150 million is maintained

Financial review six months 2001/02 for Chr. Hansen – the Ingredients Sector

Income statement, 1 September – 28 February

Q2 00/01	%	**Q2 01/02**	%	DKKm	**YTD 01/02**	%	YTD 00/01	%
815	*100*	**885**	*100*	**Net sales**	**1,833**	*100*	1,737	*100*
(572)	*70*	**(568)**	*64*	Cost of goods sold	**(1,167)**	*64*	(1,163)	*67*
243	*30*	**317**	*36*	**Gross income**	**666**	*36*	574	*33*
(54)	*7*	**(55)**	*6*	Research and development costs	**(110)**	*6*	(111)	*6*
(177)	*22*	**(189)**	*21*	Sales, marketing and administration costs	**(376)**	*21*	(370)	*21*
12	*1*	**73**	*8*	**Income from primary operations before amortization of goodwill (EBITA)**	**180**	*10*	93	*5*
(19)	*2*	**(17)**	*2*	Amortization of goodwill	**(34)**	*2*	(35)	*2*
(7)	*(1)*	**56**	*6*	**Income from primary operations (EBIT)**	**146**	*8*	58	*3*

65	*8*	**64**	*7*	Depreciation incl. amortization of goodwill charged to the income statement	**128**	*7*	130	*7*
58	*7*	**120**	*14*	Income from primary operations before depreciation and amortization (EBITDA)	**274**	*15*	188	*11*

Sales

DKKm	**YTD 01/02**	YTD 00/01
North America	**765**	766
Rest of world	**1,068**	971
Ingredients	**1,833**	1,737

Net sales increased by 6% from DKK 1,737 million to DKK 1,833 million. Exchange differences reduced sales by 1%, which brought the organic growth rate to 7%.

The sales growth was primarily generated from enzymes and cultures, including continuing double-digit growth rates for Animal Health and Human Health. Savoury Ingredients saw a minor decline in sales as a result of increased price competition within spices and the discontinuation of unprofitable products.

Sales in North America totalled DKK 765 million, down from DKK 766 million, equivalent to organic growth of minus 1%. The combined organic growth rate for Europe, South America and Asia was 12%.

Gross income rose by 16% to DKK 666 million, and the gross margin increased from 33% in 2000/01 to 36%.

Capacity costs increased by 2% to DKK 486 million.

EBITA

DKKm	**YTD 01/02**	YTD 00/01
North America	**48**	8
Rest of world	**132**	85
Ingredients	**180**	93

Income from primary operations before amortization of goodwill increased by 92% to DKK 180 million. EBITA in North America increased from DKK 8 million to DKK 48 million, while EBITA in Europe, South America and Asia increased from DKK 85 million to DKK 132 million.

Amortization of goodwill amounted to DKK 34 million.

Income from primary operations increased from DKK 58 million to DKK 146 million.

The sector cash flow before financial items increased from minus DKK 128 million to DKK 250 million as a result of an improved operating performance and inventory reductions.

Sector cash flow before financial items

DKKm	YTD 01/02	YTD 00/01
Income from primary operations	**146**	58
Depreciations and amortization	**128**	130
Change in working capital, adjustments, etc.	**96**	(161)
Sector cash flow from operating activities	**370**	27
Gross investments*	**(120)**	(155)
Free sector cash flow before financial items	**250**	(128)

*) incl. part of Holding's investments in the sector

Outlook

The forecast for the 2001/02 financial year of income from primary operations before amortization of goodwill is increased to approximately DKK 400 million from the previous forecast of not less than DKK 380 million.

- o -

Corporate Management and the Board of Directors have reviewed the strategic plan for the Ingredients Sector with the following results:

Strategy. Chr. Hansen intends to maintain its position as the leading global supplier of a focused range of dairy enzymes, cultures, natural colours and flavour solutions. Our strategy is, as the preferred supplier, to retain and develop our dominant market position within selected product areas and industrial segments. In the short term, Chr. Hansen aims to significantly improve earnings by focusing on profitability and organic growth.

Targets. The target is to achieve sales of DKK 5 billion in 2006 primarily through organic growth. The target return on average invested capital (ROAIC) is a minimum of 2 p.p. above the weighted average cost of capital (WACC).

Specification of the financial targets:

1. Organic growth: 5% p.a.
2. ROAIC less WACC > 2%
3. RONFA: 15%

Furthermore, the free cash flow is expected to increase during the period.

Financial review six months 2001/02 for ALK-Abelló – the Allergy Sector

Income statement, 1 September – 28 February

Q2 00/01	%	**Q2 01/02**	%	DKKm	**YTD 01/02**	%	YTD 00/01	%
232	*100*	**252**	*100*	**Net sales**	**547**	*100*	515	*100*
(86)	*37*	**(90)**	*36*	Cost of goods sold	**(192)**	*35*	(183)	*36*
146	*63*	**162**	*64*	**Gross income**	**355**	*65*	332	*64*
(28)	*12*	**(55)**	*22*	Research and development costs	**(98)**	*18*	(52)	*10*
(97)	*42*	**(97)**	*38*	Sales, marketing and administration costs	**(200)**	*37*	(197)	*38*
21	*9*	**10**	*4*	**Income from primary operations before amortization of goodwill (EBITA)**	**57**	*10*	83	*16*
(1)	*0*	**(1)**	*0*	Amortization of goodwill	**(2)**	*0*	(2)	*0*
20	*9*	**9**	*4*	**Income from primary operations (EBIT)**	**55**	*10*	81	*16*

10	*4*	**11**	*4*	Depreciation incl. amortization of goodwill charged to the income statement	**21**	*4*	19	*4*
30	*13*	**20**	*8*	Income from primary operations before depreciation and amortization (EBITDA)	**76**	*14*	100	*19*

Net sales increased by 6% from DKK 515 million to DKK 547 million. Exchange differences reduced sales by 1%, which brought the organic growth rate to 7%. Organic growth in sales of allergy vaccines was 6%, representing 7% growth in initial treatment kits and 6% growth in maintenance treatment.

Gross income rose by 7% to DKK 355 million.

Capacity costs increased by DKK 49 million to DKK 298 million, of which the increase in R&D costs for the pipeline accounted for DKK 45 million.

The pipeline activities are progressing according to plan, including the ongoing Phase I-IIa clinical study at Rigshospitalet (the Copenhagen University Hospital) in Denmark, where patients allergic to grass are taking part in a study to determine their tolerance to various doses of the active ingredient in the sublingual tablet against grass allergy. The study progressed more rapidly than anticipated. It will therefore be prolonged in order to study the tolerance of patients allergic to grass during the actual pollen season as such knowledge would be valuable in order to optimize the comprehensive Phase II-III study expected to be completed by the end of 2003. It is expected that the results of the Phase I-IIa study can be announced after September 2002, whereas the results of the previously planned shorter study were expected to be released in June 2002.

Furthermore, it has been decided to monitor and characterize throughout the 2002 pollen season the allergy symptoms and the consumption of medicine by 250 patients allergic to grass as this knowledge would be valuable in order to optimize the comprehensive Phase II-III study expected to be completed by the end of 2003. It is still expected that the sublingual tablet against grass allergy will be launched in 2005.

The costs of these activities are expected to total approximately DKK 25 million, of which about a third are costs originally planned for the coming financial year.

One of the world's largest Phase II-III clinical studies within allergy vaccination has begun in the United Kingdom with the participation of more than 400 patients allergic to grass. The objective of the study is to open the market for allergy vaccination in the UK through regulatory approval of Alutard® SQ in 2004.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 57 million compared with DKK 83 million last year. EBITA from the existing business increased by 19% from DKK 99 million to DKK 118 million, while pipeline development costs rose from DKK 16 million to DKK 61 million as planned.

EBITA

DKKm	**YTD 01/02**	YTD 00/01
Existing business	**118**	99
EBITA % of sales	***22%***	*19%*
Pipeline	**(61)**	(16)
ALK-Abelló	**57**	83

Amortization of goodwill amounted to DKK 2 million.

Income from primary operations totalled DKK 55 million compared with DKK 81 million last year.

The sector cash flow before financial items declined from DKK 59 million to DKK 27 million due to increased development costs for the pipeline.

Sector cash flow before financial items

DKKm	**YTD 01/02**	YTD 00/01
Income from primary operations	**55**	81
Depreciations and amortization	**21**	19
Change in working capital, adjustments, etc.	**(10)**	(3)
Sector cash flow from operating activities	**66**	97
Gross investments*	**(39)**	(38)
Free sector cash flow before financial items	**27**	59

*) incl. part of Holding's investments in the sector

Outlook

In the 2001/02 financial year, we maintain our forecast that the existing business will contribute EBITA of approximately DKK 125 million, while the factors described above are expected to increase the costs for the pipeline activities from approximately DKK 125 million to approximately DKK 150 million. EBITA for ALK-Abelló is consequently forecast to be negative in the amount of approximately DKK 25 million, compared with the previous forecast of a break-even.

- o -

The Corporate Management and Board of Directors have reviewed the strategic plan for ALK-Abelló with the following results:

Strategy. ALK-Abelló aims to profoundly renew future allergy treatment by successfully commercializing the six new vaccines in its pipeline. The Chr. Hansen Group is determined to create maximum value for our shareholders, and as a flotation is not feasible at the moment in view of the situation on the capital markets, it may turn out that the value would not be satisfactory in the event of a full or partial divestment in the short to medium term. The Board of Directors has decided to stop the active sales process and in stead develop and bring out the value of the pipeline.

Targets - existing business. In the existing business, the target is a minimum of 5% organic growth in sales and a return on average invested capital (ROAIC) which is at least 2 p.p. higher than the weighted average cost of capital (WACC). The existing business must make a significant contribution to the financing of the pipeline development activities.

Targets - pipeline. The target is to carry out the pipeline projects by the milestones set. The likelihood of success and thus the value of the pipeline increase significantly each time a milestone is reached. The most important product from the pipeline, the sublingual tablet against grass allergy, is expected to be launched in 2005.

Financial review six months 2001/02 for the Chr. Hansen Group

The Corporate Management and Board of Directors have reviewed the strategic plan with the following results:

Strategy. The Chr. Hansen Group comprises two business areas, each with its own value creation profile. The Chr. Hansen Group wishes to create the greatest possible shareholder value by maximizing the value of the two business areas.

The Ingredients Sector is a business with stable growth potential, in which value is created by generating a satisfactory return on average invested capital. There are differences in the value creation profiles of the Ingredients Sector in North America on the one hand and in Europe, South America and Asia on the other hand. In Europe, South America and Asia, the Ingredients Sector is close to generating satisfactory returns on average invested capital, while the North American region is well into the process of achieving a turnaround.

In the longer term, the Chr. Hansen Group wants to be pure play within ingredients.

The Allergy Sector consists of a pharmaceutical business with a stable growth potential (the existing business) and of a biotech business (the pipeline) with a strong growth potential. In the existing business, value is created by generating a satisfactory return on average invested capital. In the pipeline, value is created by completing the development projects within the milestones set.

The Chr. Hansen Group is determined to create maximum value for our shareholders, and as a flotation is not feasible at the moment in view of the situation on the capital markets, it may turn out that the value would not be satisfactory in the event of a full or partial divestment in the short to medium term. The Board of Directors has decided to stop the active sales process and in stead develop and bring out the value of the pipeline.

Targets. The cash flow from the existing business in ALK-Abelló is to contribute significantly to the financing of the pipeline development activities. In the Ingredients Sector, the growing free cash flow must be able to cover the net financing requirement in ALK-Abelló and concurrently reduce the Group's net interest-bearing debt.

- o -

Accounting policies
No changes have been made to the accounting policies compared with the previous financial year.

Income statement
The income statement - until income from primary operations - has been reviewed above for each sector.

Income from primary operations (EBIT)

Chr. Hansen	DKKm	146
ALK-Abelló	DKKm	55
Holding/eliminations	DKKm	6
Chr. Hansen Group	DKKm	207

Net financial expenses amounted to DKK 71 million against DKK 81 million in 2000/01.

Income from associated companies before tax amounted to DKK 1 million against DKK 2 million in 2000/01.

Income before tax amounted to DKK 137 million, which represents more than a two-fold increase from 2000/01.

Tax on the income for the period has been provided in the amount of DKK 59 million. The tax rate (43%) is high because a major part of the amortization of goodwill is not tax deductible, and because a relatively large proportion of the Group's earnings are derived in countries with a high corporate tax rate.

The Chr. Hansen Group's net income including minority interests was DKK 78 million, and net income attributable to Chr. Hansen Holding A/S amounted to DKK 56 million after deduction of DKK 22 million of income attributable to minority shareholders from subsidiaries.

Balance sheet
Liabilities totalled DKK 3,571 million, of which DKK 2,134 were long-term liabilities and DKK 1,437 million were current liabilities. The equity capital amounted to DKK 2,226 million.

Net interest-bearing debt was reduced by DKK 84 million, from DKK 2,655 million at the end of 2000/01 to DKK 2,571 million as a result of the positive cash flow.

The increase in equity was composed as follows:

▸ Net income for the period incl. minority interests	DKKm	78
▸ Exchange rate adjustments	DKKm	(5)
▸ Dividend to minority shareholders	DKKm	(5)
▸ Increase in equity, total	DKKm	68

Considering the unstable financial situation in Argentina, it should be noted that activities in Argentina accounted for approximately 4% of Group sales and equity at the beginning of the financial year.

Cash flow DKKm	**YTD 01/02**	YTD 00/01
Net income for the period incl. minority interests	**78**	41
Depreciation, amortization and write-downs	**156**	154
Change in working capital, adjustments, etc.	**83**	(130)
Cash flow from operating activities	**317**	65
Investments	**(142)**	(192)
Free cash flow	**175**	(127)

Investments DKKm	**YTD 01/02**	YTD 00/01
Gross investments Chr. Hansen	**120**	155
Gross investments ALK-Abelló	**39**	38
Gross investments, total	**159**	193
Disposals, etc.	**(17)**	(1)
Investments	**142**	192

Changes in Corporate Management on 1 August 2002

Poul Hansen, Deputy CEO, who is in charge of Global Production & Supply (GPS), turns 62 in July 2002 and therefore retires at the end of July after 36 years with the Chr. Hansen Group.

Hans Thorkilgaard will be appointed Executive Vice President, GPS, effective 1 August 2002. Hans Thorkilgaard (41) holds an M.Sc. in Forestry and a B.Com. in Finance and Management. Mr. Thorkilgaard joined Chr. Hansen in 1999 and is currently Group Vice President, GPS.

The Chr. Hansen Group's outlook for 2001/02

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of February 2002.

Sales. We maintain the forecast of the rate of organic sales growth at 5%.

Income before tax. We maintain the forecast of income before tax and minorities of not less than DKK 150 million.

Financial calendar

4 June 2002	Capital market day
5 July 2002	Q3 2001/02
Week 46 2002	Q4 2001/02
17 December 2002	Annual General Meeting

Hørsholm, 29 April 2002
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

Income statement, 1 September - 28 February

Chr. Hansen Group

Q2 2000/01	**Q2 2001/02**	DKKm	**YTD 2001/02**	YTD 2000/01
1,047	**1,137**	**Net sales**	**2,380**	2,252
(654)	**(656)**	Cost of goods sold	**(1,354)**	(1,334)
393	**481**	**Gross income**	**1,026**	918
(76)	**(104)**	Research and development costs	**(197)**	(152)
(173)	**(179)**	Sales and marketing expenses	**(363)**	(364)
(113)	**(111)**	Administrative expenses	**(213)**	(225)
5	**7**	Other operating income	**11**	10
(0)	**(10)**	Other operating costs	**(21)**	(5)
36	**84**	**Income from primary operations before amortization of goodwill**	**243**	182
(20)	**(18)**	Amortization of goodwill	**(36)**	(37)
16	**66**	**Income from primary operations**	**207**	145
1	**0**	Income before tax from associated companies	**1**	2
6	**15**	Interest receivable and other financial income	**20**	12
(46)	**(48)**	Interest payable and other financial expenses	**(91)**	(93)
(23)	**33**	**Income (loss) after interest**	**137**	66
6	**(15)**	Tax on the income (loss) for the period	**(59)**	(25)
(17)	**18**	**Net income (loss) for the period including minority interests**	**78**	41
(7)	**(10)**	Minority shareholders' share of the results of subsidiaries	**(22)**	(17)
(24)	**8**	**Net income (loss) for the period**	**56**	24
		Earnings per share (EPS) - DKK	**5.5**	2.3

Balance sheet at 28 February

Chr. Hansen Group

DKKm	**28 Feb. 2002**	31 Aug. 2001	28 Feb. 2001
Fixed assets			
Intangible fixed assets			
Goodwill	**1,222**	1,227	1,262
Other intangible fixed assets	**266**	288	285
	1,488	1,515	1,547
Tangible fixed assets			
Land and buildings	**1,173**	1,094	1,035
Plant and machinery	**594**	579	543
Other fixtures and equipment	**170**	173	183
Construction in progress	**136**	148	234
	2,073	1,994	1,995
Financial fixed assets			
Investments in associated companies	**36**	36	38
Deferred corporate income tax, asset	**134**	66	45
Securities and receivables	**11**	16	25
	181	118	108
Total fixed assets	**3,742**	3,627	3,650
Current assets			
Inventories			
Raw materials and supplies	**311**	323	389
Work in progress	**257**	270	247
Finished goods and goods for resale	**553**	603	646
	1,121	1,196	1,282
Receivables			
Trade accounts receivable	**762**	758	723
Miscellaneous receivables	**62**	71	119
Prepayments and deferred charges	**96**	87	86
	920	916	928
Cash and cash equivalents	**301**	179	244
Total current assets	**2,342**	2,291	2,454
Total assets	**6,084**	5,918	6,104

Balance sheet at 28 February

Chr. Hansen Group

DKKm	**28 Feb. 2002**	31 Aug. 2001	28 Feb. 2001
Equity			
Share capital	**101**	101	101
Other reserves	**2,064**	2,015	2,110
Chr. Hansen Holding A/S' share of equity	**2,165**	2,116	2,211
Minority shareholders' share of equity	**61**	42	53
Total equity	**2,226**	2,158	2,264
Provisions			
Pensions and other obligations	**71**	68	59
Other obligations	**73**	72	76
Deferred corporate income tax	**143**	124	135
	287	264	270
Liabilities			
Long-term liabilities			
Mortgage loans	**402**	414	427
Other long-term liabilities	**1,732**	1,350	1,301
	2,134	1,764	1,728
Current liabilities			
Mortgage loans and other long-term liabilities	**65**	60	47
Bank loans and financial loans	**691**	1,024	1,138
Trade accounts payable	**253**	290	314
Corporate income tax	**81**	31	29
Miscellaneous payables	**260**	219	212
Accruals and deferred income	**87**	88	102
Dividend for the financial year	**0**	20	-
	1,437	1,732	1,842
Total liabilities	**3,571**	3,496	3,570
Total equity, provisions and liabilities	**6,084**	5,918	6,104

Cash flow statement, 1 September - 28 February

Chr. Hansen Group

DKKm	**YTD 2001/02**	YTD 2000/01
Income from primary operations	**207**	145
Net financial items	**(70)**	(79)
Tax on the income for the period	**(59)**	(25)
Net income (loss) for the period including minority interests	**78**	41
Depreciation, amortization and write-downs	**156**	154
Increase (decrease) in provisions	**21**	(0)
Cash flow before change in working capital	**255**	195
Change in working capital		
Decrease (increase) in receivables	**(75)**	(32)
Decrease (increase) in inventories	**91**	(59)
Increase (decrease) in trade accounts payable	**(35)**	(57)
Increase (decrease) in other liabilities	**83**	19
Translation of income statement items from average to end-of-period rates	**(2)**	(1)
Cash flow from operating activities	**317**	65
Investments - intangible fixed assets, net	**(3)**	(23)
Investments - tangible fixed assets, net	**(143)**	(163)
Change in financial fixed assets	**4**	(6)
Cash flow from financing activities	**(142)**	(192)
Free cash flow	**175**	(127)
Dividend paid to Chr. Hansen Holding A/S' shareholders	**(20)**	(35)
Change in financial liabilities	**(15)**	199
Change in minority interests	**(5)**	-
Cash flow from financing activities	**(40)**	164
Net cash flow for the period	**135**	37
Unrealized gain/loss on foreign currency carried as cash and cash equivalents and securities	**(12)**	(5)
Net increase in cash and cash equivalents and securities	**123**	32
Cash and cash equivalents and securities at beginning of year	**178**	212
Net increase (decrease) in cash and cash equivalents and securities	**123**	32
Cash and cash equivalents and securities at end of period	**301**	244

The cash flow of the Chr. Hansen Group has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

BUSINESS SEGMENTS - PRIMARY SEGMENTS

Chr. Hansen Group	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
1 September - 28 February	**YTD**	YTD	**YTD**	YTD	**YTD**	YTD	**YTD**	YTD
DKKm	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01
INCOME STATEMENT								
Net sales	**1,833**	1,737	**547**	515	**-**	-	**2,380**	2,252
Cost of goods sold	**(1,167)**	(1,163)	**(192)**	(183)	**5**	12	**(1,354)**	(1,334)
Gross income	**666**	574	**355**	332	**5**	12	**1,026**	918
Research and development costs	**(110)**	(111)	**(98)**	(52)	**11**	11	**(197)**	(152)
Capacity costs, etc.	**(376)**	(370)	**(200)**	(197)	**(10)**	(17)	**(586)**	(584)
Income from primary operations before amortization of goodwill (EBITA)	**180**	93	**57**	83	**6**	6	**243**	182
Amortization of goodwill	**(34)**	(35)	**(2)**	(2)	**-**	-	**(36)**	(37)
Income from primary operations (EBIT)	**146**	58	**55**	81	**6**	6	**207**	145
BALANCE SHEET								
Intangible fixed assets	**1,330**	1,389	**158**	158	**0**	0	**1,488**	1,547
Tangible fixed assets	**1,449**	1,459	**221**	156	**403**	380	**2,073**	1,995
Financial fixed assets	**96**	54	**42**	16	**7**	-	**145**	70
Investments in associated companies	**34**	35	**-**	-	**2**	3	**36**	38
Total fixed assets	**2,909**	2,937	**421**	330	**412**	383	**3,742**	3,650
Inventories	**777**	911	**344**	371	**-**	-	**1,121**	1,282
Receivables	**721**	753	**188**	152	**11**	23	**920**	928
Cash and cash equivalents	**107**	97	**193**	140	**1**	7	**301**	244
Total current assets	**1,605**	1,761	**725**	663	**12**	30	**2,342**	2,454
Total assets	**4,514**	4,698	**1,146**	993	**424**	413	**6,084**	6,104
Total equity	**2,036**	2,044	**263**	341	**(73)**	(121)	**2,226**	2,264
Provisions	**191**	183	**46**	37	**50**	50	**287**	270
Long-term liabilities	**1,218**	860	**112**	48	**804**	820	**2,134**	1,728
Current liabilities	**1,069**	1,611	**725**	567	**(357)**	(336)	**1,437**	1,842
Total liabilities	**2,287**	2,471	**837**	615	**447**	484	**3,571**	3,570
Total equity, provisions and liabilities	**4,514**	4,698	**1,146**	993	**424**	413	**6,084**	6,104

GEOGRAPHICAL SEGMENTS - SECONDARY SEGMENTS

Chr. Hansen Group	Net sales		Fixes assets		Current assets		Total assets	
1 September - 28 February	**YTD**	YTD	**YTD**	YTD	**YTD**	YTD	**YTD**	YTD
DKKm	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01
Denmark	**36**	36	**1,954**	1,916	**426**	478	**2,380**	2,394
Europe (excl. Denmark)	**1,181**	1,062	**495**	438	**1,017**	990	**1,512**	1,428
North America	**810**	762	**1,214**	1,201	**674**	748	**1,888**	1,949
Other markets	**353**	392	**79**	95	**225**	238	**304**	333
Total	**2,380**	2,252	**3,742**	3,650	**2,342**	2,454	**6,084**	6,104

The above geographical segment information has been specified by location of assets.

5 year financial highlights - 1 September - 28 February

Chr. Hansen Group

DKKm

	2001/02	2000/01	1999/00	1998/99	1997/98
Income statement					
Net sales	**2,380**	2,252	2,090	1,596	1,541
Increase in %	**6%**	8%	31%	4%	20%
Income from primary operations before amortization of goodwill (EBITA)	**243**	182	268	213	221
Income from primary operations (EBIT)	**207**	145	236	203	215
Net financial items incl. res. ass. companies	**(70)**	(79)	(50)	(26)	(19)
Non-recurring income	**-**	-	-	25	-
Income from ordinary operations before tax	**137**	66	186	202	196
Chr. Hansen Holding A/S' share of net income for the period	**56**	24	94	117	109
Number of employees - average	**3,462**	3,675	3,525	3,095	2,748
Balance sheet					
Total assets	**6,084**	6,104	5,551	4,500	3,241
Invested capital	**4,716**	4,907	4,266	3,506	2,232
Interest-bearing debt, net	**(2,571)**	(2,645)	(2,078)	(1,516)	(358)
Total equity	**2,226**	2,264	2,186	1,919	1,784
Cash flow and investments					
Depreciation	**156**	154	128	82	71
of which amortization of goodwill	***36***	*37*	*32*	*11*	*5*
Cash flow from operating activities	**317**	65	160	141	168
Investments	**(142)**	(192)	(423)	(1,186)	(245)
Free cash flow	**175**	(127)	(263)	(1,045)	(76)
Key figures					
Return on primary operations before amortization of goodwill (EBITA)	**10.2**	8.1	12.8	13.4	14.3
Return on primary operations (EBIT)	**8.7**	6.4	11.3	12.7	14.0
Equity ratio	**36.6**	37.1	39.4	42.6	55.0
Earnings per share before amortization of goodwill (EPSAA) - DKK	**9.1**	6.0	12.4	12.6	11.3
Earnings per share (EPS) - DKK	**5.5**	2.3	9.2	11.6	10.8
Cash flow per share (CPFS) - DKK	**29.1**	4.7	14.1	12.4	15.3

Definitions

Return on primary operations before amortization of goodwill (EBITA)	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations (EBIT)	*Income from primary operations x 100/Net sales*
Equity ratio	*Equity at end of period x 100/Liabilities and equity at end of period*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the period excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the period excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*

Notes at 28 February

Chr. Hansen Group

DKKm	**28 Feb. 2002**	31 Aug. 2001	28 Feb. 2001
1 Share capital			
Balance at beginning of period	**101**	101	101
Balance at end of period	**101**	101	101

The Company holds 14,118 own shares.

2 Total equity

During the period, total equity changes as follows:

DKKm	**28 Feb. 2002**	31 Aug. 2001	28 Feb. 2001
Total equity at beginning of period	**2,158**	2,274	2,274
Income for the period	**78**	(11)	41
Foreign currency translation adjustment of equity in foreign subsidiary companies at beginning of period	**(5)**	(64)	(51)
Dividend to Chr. Hansen Holding A/S' shareholders	**-**	(20)	-
Dividend to minority shareholders	**(5)**	(21)	-
Total equity at end of period	**2,226**	2,158	2,265

CHR. HANSEN

Group

Stockwise

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange

From: Chr. Hansen Holding A/S

Release date of Six Month Report 2001/02 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts

On 29 April 2002 the Chr. Hansen Group releases its six month report for the financial year 2001/02.

The company therefore invites the press to a meeting with the Management on Monday afternoon 29 April at 3 p.m.

Tuesday 30 April at 9.00 a.m. the company holds a meeting for the analysts. Breakfast is served from 8.30 a.m.

Both meetings take place at 10 - 12 Bøge Allé in Hørsholm.

Please contact secretary Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before 24 April 2002, if you wish to participate. Both meetings will be held in Danish.

Hørsholm, 18 April 2002

CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

For further information please contact Jan Honoré, Vice President Corporate Development & Communication, phone +45 45 74 74 74.

CHR. HANSEN

Group

Announcement No. 6 in 2001/02
24 January 2002

To the country manager/site manager and your staff

QUARTERLY REPORT (Q1) 2001/02 FOR THE CHR. HANSEN GROUP AND CHR. HANSEN HOLDING A/S

For the period 1 September 2001 - 30 November 2001 - unaudited

Chr. Hansen - Food Ingredients

- Sales increased by 3% to DKK 948 million - the organic growth rate was 7%
- EBITA increased by 32% to DKK 107 million
- The free sector cash flow was DKK 177 million against DKK 22 million in 2000/01
- EBITA forecast for the 2001/02 financial year of not less than DKK 380 million - equivalent to a 25% increase - is maintained

ALK-Abelló - Allergy Vaccines

- Sales increased by 4% to DKK 295 million - the organic growth rate was 6%
- EBITA for the existing business amounted to DKK 71 million against DKK 68 million in 2000/01
- Costs of pipeline activities increased from DKK 6 million to DKK 24 million
- The free sector cash flow was DKK 48 million against DKK 39 million in 2000/01
- ALK-Abello's existing business is still expected to cover the rising R&D costs in the 2001/02 financial year, and the EBITA forecast for ALK-Abelló remains at break-even

Chr. Hansen Group

- Sales increased by 3% to DKK 1,243 million
- Income before tax increased by 17% to DKK 104 million
- The free cash flow was DKK 146 million against DKK 4 million in 2000/01
- The net income attributable to Chr. Hansen Holding A/S was DKK 48 million, equal to the 2000/01 figure
- The forecast for the 2001/02 financial year of income before tax of not less than DKK 150 million - equivalent to a 30% increase - is maintained

Financial review for Q1 2001/02
Chr. Hansen - Ingredients Sector

Income statement, 1 September - 30 November

DKKm	Q1 2001/02	Q1 2000/01
Net sales	**948**	922
Cost of goods sold	**(599)**	(591)
Gross income	**349**	331
Research and development costs	**(55)**	(57)
Sales, marketing and administration costs	**(187)**	(193)
Income from primary operations before amortization of goodwill (EBITA)	**107**	81
EBITA %	**11%**	9%
Amortization of goodwill	**(17)**	(16)
Income from primary operations (EBIT)	**90**	65
EBIT %	**9%**	7%

Depreciation incl. amortization of goodwill charged to the income statement	**64**	65
Income from primary operations before depreciation and amortization (EBITDA)	**154**	130
EBITDA %	**16%**	14%

Net sales increased by 3% from DKK 922 million to DKK 948 million. Exchange differences reduced sales by 4%, which brought the organic growth rate to 7%.

The combined organic growth rate for Europe, South America and Asia was 13%. Sales in North America were constant, which was a clear improvement compared with the previous four quarters, in which sales declined.

The sales growth was evenly distributed on all product groups, except for sales of cultures for Human Health and Animal Health, which continue to show high, double-digit growth rates.

Gross income rose by 5% to DKK 349 million, and the gross margin was up from 36% in 2000/01 to 37%.

Capacity costs including R&D costs were down - as a result of last year's rationalization measures - from DKK 250 million in 2000/01 to DKK 242 million.

Income from primary operations before amortization of goodwill increased by 32% to DKK 107 million. Activities in North America contributed approximately 60% of the DKK 26 million improvement.

Amortization of goodwill amounted to DKK 17 million.

Income from primary operations increased by 38% to DKK 90 million.

Balance sheet
Total assets amounted to DKK 4,532 million, of which DKK 2,883 million were fixed assets and DKK 1,649 million were current assets. The average invested capital amounted to DKK 3,939 million.

Sector cash flow before financial items
The free sector cash flow before financial items increased from DKK 22 million to DKK 177 million as a result of an improved operating performance and inventory reductions.

Sector cash flow before financial items

DKKm	Q1 2001/02	Q1 2000/01
Income from primary operations	90	65
Depreciation and amortization	64	65
Change in working capital, adjustments, etc.	98	(38)
Sector cash flow from operating activities	**252**	**92**
Gross investments[1]	(75)	(70)
Free sector cash flow before financial items	**177**	**22**

[1]A share of Holding's investments in the sector is included in gross investments

Outlook

The forecast for the 2001/02 financial year of income from primary operations before amortization of goodwill of not less than DKK 380 million is maintained.

Financial review Q1 2001/02
ALK-Abelló – Allergy Sector

Income statement, 1 September - 30 November

DKKm	Q1 2001/02	Q1 2000/01
Net sales	**295**	283
Cost of goods sold	**(102)**	(97)
Gross income	**193**	186
Research and development costs	**(43)**	(24)
Sales, marketing and administration costs	**(103)**	(100)
Income from primary operations before amortization of goodwill (EBITA)	**47**	62
Amortization of goodwill	**(1)**	(1)
Income from primary operations (EBIT)	**46**	61

Depreciation incl. amortization of goodwill charged to the income statement	**10**	9
Income from primary operations before depreciation and amortization (EBITDA)	**56**	70

Net sales increased by 4% to DKK 295 million. Exchange differences reduced sales by 2%, which brought the organic growth rate to 6%. Organic growth in sales of allergy vaccines was 5%, representing 6% growth in initial treatment kits and 5% growth in maintenance treatment.

Gross income rose by 4% to DKK 193 million.

Capacity costs including R&D costs increased by DKK 22 million to DKK 146 million, of which the increase in R&D costs for the pipeline accounted for DKK 18 million.

In 2001/02, Danish head office costs have been re-allocated to the relevant cost centers. The comparative figures have been restated to reflect this change.

Income from primary operations before amortization of goodwill totalled DKK 47 million compared with DKK 62 million in 2000/01. The decline was attributable to the planned increase of R&D costs for the pipeline, which is in line with the previously announced plans.

EBITA

DKKm	Q1 2001/02	Q1 2000/01
Existing business	71	68
EBITA % of sales	24	24
Pipeline	(24	(6
ALK-Abelló	47	62

Amortization of goodwill amounted to DKK 1 million.

Income from primary operations totalled DKK 46 million compared with DKK 61 million in 2000/01.

Balance sheet
Total assets amounted to DKK 1,078 million, of which DKK 384 million were fixed assets and DKK 694 million were current assets. The average invested capital amounted to DKK 849 million.

Sector cash flow before financial items
The free sector cash flow before financial items increased from DKK 39 million to DKK 48 million.

Sector cash flow before financial items

DKKm	Q1 2001/02	Q1 2000/01
Income from primary operations	46	61
Depreciation and amortization	10	9
Change in working capital, adjustments, etc.	8	(13)
Sector cash flow from operating activities	**64**	**57**
Gross investments[1]	(16)	(18)
Free sector cash flow before financial items	**48**	**39**

[1]A share of Holding's investments in the sector is included in gross investments

Outlook

The existing business is still expected to cover R&D costs, which will double in the 2001/02 financial year compared with last year's R&D costs, and the forecast of EBITA for ALK-Abelló remains at break-even.

Financial review for Q1 2001/02 - Chr. Hansen Group

Accounting policies
No changes have been made to the accounting policies compared with the previous financial year.

Statement of income
The income statement - until income from primary operations - has been reviewed above for each sector.

Income from primary operations (EBIT)

Chr. Hansen	DKKm	90
ALK-Abelló	DKKm	46
Holding/eliminations	DKKm	5
Chr. Hansen Group	DKKm	141

Net financial expenses amounted to DKK 37 million against DKK 40 million in 2000/01.

Income before tax amounted to DKK 104 million.

Tax on the income for the period has been provided in the amount of DKK 44 million. The tax rate (42%) is high because a major part of the amortization of goodwill is not tax deductible, and because a relatively large proportion of the Group's earnings are derived in countries with a high corporate tax rate.

The Chr. Hansen Group's net income including minority interests was DKK 60 million, and net income attributable to Chr. Hansen Holding A/S amounted to DKK 48 million after deduction of DKK 12 million in income from subsidiaries attributable to minority shareholders.

Balance sheet
The assets on the balance sheet have been reviewed above for each segment. The total assets of the Chr. Hansen Group amounted to DKK 6,030 million, of which DKK 3,676 million were fixed assets and DKK 2,354 million current assets. Invested capital amounted to DKK 4,756 million, and average invested capital was DKK 4,788 million.

Borrowings totalled DKK 3,521 million, of which DKK 1,863 were long-term liabilities and DKK 1,658 million were current liabilities. The equity capital amounted to DK 2,246 million.

As a result of the cash inflow, net interest-bearing debt was reduced by DKK 106 million, from DKK 2,655 million at the end of 2000/01 to DKK 2,549 million.

The increase in equity was composed as follows:

▸ Net income for the period incl. minority interests	DKKm	60
▸ Exchange rate adjustments	DKKm	32
▸ Dividend to minority shareholders	DKKm	(4)
▸ Increase in equity, total	DKKm	88

Cash flow

DKKm	Q1 2001/02	Q1 2000/01
Net income for the period incl. minority interests	60	58
Depreciation, amortization and write-downs	78	77
Change in working capital, adjustments, etc.	85	(48)
Cash flow from operating activities	223	87
Investments	(77)	(83)
Free cash flow	146	4

Investments

DKKm	Q1 2001/02	Q1 2000/01
Gross investments Chr. Hansen	75	70
Gross investments ALK-Abelló	16	18
Gross investments, total	91	88
Disposals, etc.	(14)	(5)
Investments	77	83

Events after the end of Q1
Considering the unstable financial situation in Argentina, it should be noted that our activities in Argentina account for less than 4% of Group sales and equity.

The Chr. Hansen Group's outlook for 2001/2002

The forecast made in the announcement of the annual report for 2000/01 dated 8 November 2001 is maintained as follows:

Assumptions. A stabilization of the global economy, and the levels of interest rates and exchange rates prevailing at the beginning of the year, including an exchange rate of USD 1 = DKK 8.

Sales. We expect the rate of organic growth for sales to be 5%.

Income before tax. We expect income before tax and minorities to be not less than DKK 150 million, equivalent to a 30% increase.

Financial calendar

29 April 2002	Q2 2001/02
5 July 2002	Q3 2001/02
Week 46 2002	Q4 2001/02

Hørsholm, 24 January 2002
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

Income statement, 1 September - 30 November

Chr. Hansen Holding A/S			Chr. Hansen Group	
Q1 2000/01	**Q1 2001/02**	DKKm	**Q1 2001/02**	Q1 2000/01
-	-	**Net sales**	**1,243**	1,205
-	-	Cost of goods sold	**(698)**	(680)
-	-	**Gross income**	**545**	525
-	-	Research and development costs	**(93)**	(76)
-	-	Sales and marketing expenses	**(184)**	(192)
(6)	**(5)**	Administrative expenses	**(102)**	(111)
13	**17**	Other operating income	**4**	5
(4)	**(6)**	Other operating costs	**(11)**	(5)
3	**6**	**Income from primary operations before amortization of goodwill**	**159**	146
-	-	Amortization of goodwill	**(18)**	(17)
3	**6**	**Income from primary operations**	**141**	129
72	**83**	Income before tax from subsidiaries	-	-
1	**1**	Income before tax from associated companies	**1**	1
12	**9**	Interest receivable and other financial income	**5**	6
(15)	**(16)**	Interest payable and other financial expenses	**(43)**	(47)
73	**83**	**Income from ordinary operations before tax**	**104**	89
(25)	**(35)**	Tax on the income (loss) for the period	**(44)**	(31)
48	**48**	**Net income (loss) for the period including minority interests**	**60**	58
-	-	Minority shareholders' share of the results of subsidiaries	**(12)**	(10)
48	**48**	**Net income (loss) for the period**	**48**	48
4.7	**4.7**	Earnings per share (EPS) - DKK		

Balance sheet at 30 November

	Chr. Hansen Group		
DKKm	**30 Nov 2001**	31 Aug 2001	30 Nov 2000
Fixed assets			
Intangible fixed assets			
Goodwill	**1,227**	1,227	1,315
Other intangible fixed assets	**276**	288	274
	1,503	1,515	1,589
Tangible fixed assets			
Land and buildings	**1,154**	1,094	1,064
Plant and machinery	**587**	579	535
Other fixtures and equipment	**169**	173	196
Construction in progress	**139**	148	209
	2,049	1,994	2,004
Financial fixed assets			
Investments in associated companies	**37**	36	35
Deferred corporate income tax, asset	**75**	66	46
Securities and receivables	**12**	16	26
	124	118	107
Total fixed assets	**3,676**	3,627	3,700
Current assets			
Inventories			
Raw materials and supplies	**321**	323	403
Work in progress	**254**	270	262
Finished goods and goods for resale	**555**	603	596
	1,130	1,196	1,261
Receivables			
Trade accounts receivable	**786**	758	743
Miscellaneous receivables	**49**	71	120
Tax receivable	**30**	32	54
Prepayments and deferred charges	**66**	55	39
	931	916	956
Cash and cash equivalents	**293**	179	304
Total current assets	**2,354**	2,291	2,521
Total assets	**6,030**	5,918	6,221

Balance sheet at 30 November

DKKm	Note	Chr. Hansen Group **30 Nov 2001**	 31 Aug 2001	 30 Nov 2000
Equity				
Share capital	1	**101**	101	101
Reserves				
Other reserves		**2,095**	2,015	2,120
Chr. Hansen Holding A/S' share of equity		**2,196**	2,116	2,221
Minority shareholders' share of equity		**50**	42	49
Total equity	2	**2,246**	2,158	2,270
Provisions				
Pensions and other obligations		**67**	81	59
Other obligations		**73**	59	75
Deferred corporate income tax		**123**	124	142
		263	264	276
Liabilities				
Long-term liabilities				
Mortgage loans		**408**	414	433
Other long-term liabilities		**1,455**	1,350	1,287
		1,863	1,764	1,720
Current liabilities				
Mortgage loans and other long-term liabilities		**25**	60	23
Bank loans and financial loans		**966**	1,024	1,132
Trade accounts payable		**220**	290	337
Corporate income tax		**71**	31	43
Miscellaneous payables		**256**	219	254
Accruals and deferred income		**100**	88	131
Dividend for the financial year		**-**	20	-
Dividend for the previous year		**20**	-	35
		1,658	1,732	1,955
Total liabilities		**3,521**	3,496	3,675
Total equity, provisions and liabilities		**6,030**	5,918	6,221

Cash flow statement, 1 September - 30 November

Chr. Hansen Group

DKKm	**Q1 2001/02**	Q1 2000/01
Income from primary operations	**141**	129
Net financial items	**(37)**	(40)
Tax on the income for the period	**(44)**	(31)
Net income (loss) for the period including minority interests	**60**	58
Depreciation, amortization and write-downs	**78**	77
Increase (decrease) in provisions	**(2)**	1
Cash flow before change in working capital	**136**	136
Change in working capital		
Decrease (increase) in receivables	**(8)**	(33)
Decrease (increase) in inventories	**82**	-
Increase (decrease) in trade accounts payable	**(69)**	(40)
Increase (decrease) in other liabilities	**81**	23
Translation of income statement items from average to end-of-period rates	**1**	1
Cash flow from operating activities	**223**	87
Investments - intangible fixed assets, net	**(1)**	2
Investments - tangible fixed assets, net	**(80)**	(82)
Change in financial fixed assets	**4**	(3)
Cash flow from investments	**(77)**	(83)
Free cash flow	**146**	4
Change in financial liabilities	**(28)**	88
Change in minority interests	**(4)**	-
Cash flow from financing activities	**(32)**	88
Net cash flow for the period	**114**	92
Net increase (decrease) in cash and cash equivalents and securities	**114**	92
Cash and cash equivalents and securities at beginning of period	**179**	212
Net increase (decrease) in cash and cash equivalents and securities	**114**	92
Cash and cash equivalents and securities at end of period	**293**	304

The cash flow statement of the Chr. Hansen Group has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

BUSINESS SEGMENTS – PRIMARY SEGMENTS

1 September – 30 November	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
DKKm	**Q1 2001/02**	Q1 2000/01	**Q1 2001/02**	Q1 2000/01	**Q1 2001/02**	Q1 2000/01	**Q1 2001/02**	Q1 2000/01
INCOME STATEMENT								
Net sales	**948**	922	**295**	283	**-**	-	**1,243**	1,205
Cost of goods sold	**(599)**	(591)	**(102)**	(97)	**3**	8	**(698)**	(680)
Gross income	**349**	331	**193**	186	**3**	8	**545**	525
Research and development costs	**(55)**	(57)	**(43)**	(24)	**5**	5	**(93)**	(76)
Capacity costs, etc.	**(187)**	(193)	**(103)**	(100)	**(3)**	(10)	**(293)**	(303)
Income from primary operations before amortization of goodwill (EBITA)	**107**	81	**47**	62	**5**	3	**159**	146
Amortization of goodwill	**(17)**	(16)	**(1)**	(1)	**-**	-	**(18)**	(17)
Income from primary operations (EBIT)	**90**	65	**46**	61	**5**	3	**141**	129
BALANCE SHEET								
Intangible fixed assets	**1,341**	1,427	**162**	162	**-**	-	**1,503**	1,589
Tangible fixed assets	**1,442**	1,498	**203**	176	**404**	330	**2,049**	2,004
Financial fixed assets	**68**	57	**19**	15	**-**	-	**87**	72
Investments in associated companies	**32**	35	**-**	-	**5**	-	**37**	35
Total fixed assets	**2,883**	3,017	**384**	353	**409**	330	**3,676**	3,700
Inventories	**791**	896	**339**	365	**-**	-	**1,130**	1,261
Receivables	**744**	766	**177**	167	**10**	23	**931**	956
Cash and cash equivalents	**114**	172	**178**	127	**1**	5	**293**	304
Total current assets	**1,649**	1,834	**694**	659	**11**	28	**2,354**	2,521
Total assets	**4,532**	4,851	**1,078**	1,012	**420**	358	**6,030**	6,221
Total equity	**2,018**	2,154	**264**	366	**(36)**	(250)	**2,246**	2,270
Provisions	**171**	190	**42**	35	**50**	51	**263**	276
Long-term liabilities	**945**	889	**110**	-	**808**	831	**1,863**	1,720
Current liabilities	**1,398**	1,618	**662**	611	**(402)**	(274)	**1,658**	1,955
Total liabilities	**2,343**	2,507	**772**	611	**406**	557	**3,521**	3,675
Total equity, provisions and liabilities	**4,532**	4,851	**1,078**	1,012	**420**	358	**6,030**	6,221

GEOGRAPHICAL SEGMENTS – SECONDARY SEGMENTS

	Net sales		Fixed assets		Current assets		Total assets	
DKKm	**Q1 2001/02**	Q1 2000/01	**Q1 2001/02**	Q1 2000/01	**Q1 2001/02**	Q1 2000/01	**Q1 2001/02**	Q1 2000/01
Denmark	**18**	20	**1,930**	1,878	**426**	464	**2,356**	2,342
Europe (excl. Denmark)	**590**	557	**480**	435	**1,038**	1,029	**1,518**	1,464
North America	**422**	441	**1,180**	1,239	**644**	839	**1,824**	2,078
Other markets	**213**	187	**87**	103	**245**	234	**332**	337
Total	**1,243**	1,205	**3,677**	3,655	**2,353**	2,566	**6,030**	6,221

The above geographical segment information has been specified by location of assets.

Highlights - Q1

Chr. Hansen Group	**30 Nov 2001**	30 Nov 2000	31 Aug 2001
DKKm			
Income statement			
Net sales	**1,243**	1,205	
increase in %	**3%**	13%	
Income from primary operations before amortization of goodwill (EBITA)	**159**	146	
Income from primary operations (EBIT)	**141**	129	
Net financial items	**(37)**	(40)	
Income from ordinary operations before tax	**104**	89	
Chr. Hansen Holding A/S' share of net income for the period	**48**	48	
Number of employees - average	**3,470**	3,638	
Balance sheet			
Total assets	**6,030**	6,221	5,918
Invested capital	**4,756**	4,820	4,792
Interest-bearing debt, net	**2,549**	2,538	2,655
Total equity	**2,246**	2,270	2,158
Cash flow and investments			
Depreciation	**78**	77	
of which amortization of goodwill	***(18)***	*(17)*	
Cash flow from operating activities	**223**	87	
Investments	**(88)**	(88)	
Free cash flow	**146**	4	
Key figures			
Return on primary operations before amortization of goodwill (EBITA)	**12.8**	12.1	7.4
Return on primary operations (EBIT)	**11.3**	10.7	5.9
Equity ratio	**37.2**	36.5	36.5
Earnings per share before amortization of goodwill (EPSAA) - DKK	**6.5**	6.4	3.3
Earnings per share (EPS) - DKK	**4.7**	4.7	(4.0)
Cash flow per share (CFPS) - DKK	**20.8**	7.6	21.5

Definitions

Return on primary operations before amortization of goodwill (EBITA)	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations (EBIT)	*Income from primary operations x 100/Net sales*
Equity ratio	*Equity at end of period x 100/Liabilities and equity at end of period*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the period excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the peirod excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*

Notes

Chr. Hansen Holding A/S Q1 2000/01	Q1 2001/02	DKKm	Chr. Hansen Group Q1 2001/02	Q1 2000/01
		1 Share capital		
101	**101**	Balance at beginning of period	**101**	101
101	**101**	**Balance at end of period**	**101**	101
		The Company holds 14,118 own shares.		
		2 Total equity		
		During the period, total equity changed as follows:		
2,234	**2,116**	Total equity at beginning of period	**2,158**	2,274
48	**48**	Income for the period	**60**	58
2,282	**2,166**		**2,218**	2,332
-	-	Capital reduction concerning minority shareholders	**(4)**	-
(61)	**30**	Foreign currency translation adjustment of equity in foreign subsidiary companies at beginning of period	**32**	(62)
2,221	**2,196**	**Total equity at end of period**	**2,246**	2,270

CHR HANSEN

Group

Stockwise

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

Release date of Q1 for 2001/02 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts

On 24 January 2002 the Chr. Hansen Group releases its Q1 report for the financial year 2001/02.

The company therefore invites the press to a meeting with the Management on Thursday afternoon 24 January at 1 p.m.

Friday 25 January at 9.00 a.m. the company holds a meeting for the analysts. Breakfast is served from 8.30 a.m.

Both meetings take place at 10 - 12 Bøge Allé in Hørsholm.

Please contact secretary Helle Sandal, phone +45 45 74 71 17 or E-mail hellekortbek.sandal@dk.chr-hansen.com before 22 January 2002, if you wish to participate. Both meetings will be held in Danish.

Hørsholm, 16 January 2002

CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

For further information please contact Jan Honoré, Vice President Corporate Development & Communication, phone 45 74 74 74.

CHR HANSEN Group

Stockwise

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

Report on the Annual General Meeting of Chr. Hansen Holding A/S held on 13 December 2001

The AGM of Chr. Hansen Holding A/S today adopted that:

- dividends of DKK 2.00 per share of DKK 10 be declared
- Mr. Jørgen Worning be re-elected to the Board and Mr. Karsten Egelund be new elected
- DELOITTE & TOUCHE Statsautoriseret Revisionsaktieselskab and KPMG C. Jespersen be re-elected as the company's auditors
- the Company's Articles of Association be amended as proposed by the Board of Directors as a result of the enactment of the New Danish Company Accounts Act and related amendments of the Danish Companies Act, etc.
- the Board of Directors be authorized to acquire the Company's own B shares in the period until the next AGM within 10% of the B share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10%

The Chairman of the Board, Mr. Sven Dyrløv Madsen, stated the following outlook for the 2001/02 financial year, which is in accordance with the outlook in the Chr. Hansen Group's statement to the Copenhagen Stock Exchange on the Annual Report 2000/01 of 8 November 2001:

"On the assumption of a stabilization of the global economy and the levels of interest rates and exchange rates as those prevailing at the beginning of the year, we expect an organic sales growth of 5% and an income before tax and minorities of not less than DKK 150 million - equivalent to an increase of 30%". Moreover, the Chairman informed the AGM that the development in the first months of the current financial year confirms these expectations.

At the first Board meeting following the AGM, Mr. Dyrløv Madsen was re-elected Chairman of the Board, and Mr. Karsten Egelund was elected Vice Chairman of the Board.

Financial calendar:

24 January	2002	Q1 2001/02
29 April	2002	Q2 2001/02
week 27	2002	Q3 2001/02
week 46	2002	Q4 2001/02

Hørsholm, 13 December 2001
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman of the Board

Erik Sørensen
President and CEO

For further information please contact Erik Sørensen, phone +45 45 74 74 74

Chr. Hansen Group, 10 - 12 Bøge Allé, DK-2970 Hørsholm, Denmark
Phone: +45 45 74 74 74 - Fax: +45 45 74 88 88 - Corporate web site: www.chr-hansen.com

CHR. HANSEN

Group

Announcement No. 3 in 2001/02
8 November 2001

ANNUAL REPORT 2000/01 FOR THE CHR. HANSEN GROUP AND CHR. HANSEN HOLDING A/S

Chr. Hansen – Food Ingredients

- Sales increased 7% to DKK 3.7 billion and EBITA was DKK 303 million, as expected
- The restructuring has been completed and the turnaround process is progressing satisfactorily
- As forecast in the Q3 quarterly briefing, the staff was reduced by 276 (10%), and restructuring costs of DKK 68 million were incurred during the year
- EBITA for the financial year ending 31 August 2002 is expected to be not less than DKK 380 million – equivalent to an increase of 25%

ALK-Abelló – Allergy Vaccines

- Sales increased 12% to DKK 945 million, and EBITA amounted to DKK 33 million compared with a forecast of DKK 58-68 million owing to special factors relating to cost of goods sold in Q4
- Positive development in the pipeline: Time to market for the most important product is reduced by approximately one year
- Pipeline costs are expected to double in the year ending 31 August 2002. Earnings from the existing business are expected to cover the rising R&D costs. Accordingly, EBITA for ALK-Abelló is expected to reach break-even

The Chr. Hansen Group

- Income before tax and restructuring costs amounted to DKK 113 million, which was lower than the forecast of DKK 125-155 million because of the above-mentioned factors relating to ALK-Abelló
- The free cash flow excluding acquisitions improved by DKK 180 million
- Income before tax and minorities was DKK 38 million, and the net loss after tax and minorities was DKK 40 million
- For the financial year ending 31 August 2002, income before tax and minorities is forecast to be not less than DKK 150 million – equivalent to an increase of 30%
- The long-term strategy is to become pure play within food ingredients

The Board of Directors today considered and adopted the annual financial statements of the Chr. Hansen Group and Chr. Hansen Holding A/S. Below is a financial review containing comments on the income statement, balance sheet and cash flow statement for each segment as well as a review of the Chr. Hansen Group as a whole.

Financial review for 2000/01
Chr. Hansen - Ingredients Sector

Income statement, 1 September - 31 August

Q4 1999/00	**Q4 2000/01**	DKKm	**YTD 2000/01**	YTD 1999/00
914	**974**	**Net sales**	**3,703**	3,461
594	**640**	Cost of goods sold	**2,448**	2,191
320	**334**	**Gross income**	**1,255**	1,270
45	**49**	Research and development costs	**200**	183
168	**177**	Sales, marketing and administration costs	**752**	703
107	**108**	**Income from primary operations before amortization of goodwill (EBITA)**	**303**	384
22	**18**	Amortization of goodwill	**71**	69
85	**90**	**Income from primary operations (EBIT)**	**232**	315

59	**64**	Depreciation incl. amortization of goodwill charged to the income statement	**259**	225
144	**154**	Income from primary operations before depreciation and amortization (EBITDA)	**491**	540
-	**68**	Restructuring costs (not included above)	**68**	-

Chr. Hansen has almost doubled sales over the past five years, generating average annual sales growth (including acquisitions) of approximately 15%, and the company is now among the world's leading suppliers of food ingredients. Chr. Hansen is a global market leader within rennet enzymes, cultures and natural colours for the food industry. Moreover, Chr. Hansen has won strong regional market positions for flavour solutions.

Strategy

Chr. Hansen intends to maintain its position as the leading global supplier of a focused range of dairy enzymes, cultures, natural colours and flavour solutions. Our strategy is, as the preferred supplier, to retain and develop our dominant market position within selected product areas and industrial segments. In the short term, the Chr. Hansen Group aims to drastically improve earnings by focusing on profitability and organic growth. In the longer term, the Chr. Hansen Group wants to be pure play within food ingredients.

Financial targets

The target is to achieve sales of DKK 5 billion in 2006 through organic growth and minor acquisitions. The target return on average invested capital (ROAIC) is a minimum of 2 p.p. above the weighted average cost of capital (WACC).

Highlights of the year

- Organic sales increased by 8% in Europe, South America and Asia but declined by 7% in North America
- A turnaround strategy and new organization were implemented, involving a cut of 276 jobs (10%)
- Production efficiencies were achieved by closing down seven plants. The world's largest plant for the production of natural colours has been established in Denmark
- The completion of a new DKK 100 million application center ensures increased focus on research, development and application of food ingredients.

Net sales increased by 7% to DKK 3.7 billion. The 7% increase in sales was composed of 1% from organic growth, 5% from foreign exchange gains and 1% from acquisitions.

The 1% organic growth in sales covers large geographic variations. The combined organic growth rate in Europe, South America and Asia was 8%, while a 7% decline was recorded in North America.

After a period of intense price competition, sales of *rennet enzymes* showed favourable growth. The background is that the price of raw materials, (calf stomachs) has increased significantly. The

increase in raw material prices is reflected in the selling prices of animal rennet and has attracted growing interest in quality products with greater price stability, such as CHY-MAX. This is also the case on the European markets, which have so far been reluctant to buy this type of rennet enzymes.

Sales of *cultures* showed favourable growth. The growth was driven both by cultures for cheese production, where the recently introduced EASY-SET™ culture concept for large cheese producers contributed to sales, and by cultures for yoghurt and other types of fermented milk products. Cultures for this market are seeing growing demand because of their beneficial effect on health, and Chr. Hansen is the world's leading supplier of probiotic cultures for these purposes. Within cultures for processed meat products, BSE and foot-and-mouth disease resulted in a minor decline in sales, whereas sales of cultures for wine production showed stable growth.

Cultures for Human Health and Animal Health showed very good growth, and last year's EU approval of BioPlus 2B®, the natural alternative to antibiotic growth promoters, more than doubled sales of this product.

Sales of *natural colours* declined slightly, but this reflects large differences from one product group to the next. Sales growth for annatto and paprika was very high, while sales of anthocyanin decreased. The fall in sales of anthocyanin, which is extracted from grape skins, was caused by an extraordinarily high colour content in last year's grape production, which boosted the supply in the market.

Flavour solutions and *functional blends* for the meat industry showed good sales growth in southern Europe.

Other activities accounted for approximately 15% of sales, and this product group saw a drop in sales. The product group is being carefully evaluated with regard to strategic relevance and potential for rationalization.

With regard to the situation in North America, the acquisition of ITC in January 1999 doubled Chr. Hansen's sales and organization in the important North American food ingredients market.

The market has not developed as anticipated since the acquisition, and the difficult integration process involving the merger of two organizations of almost equal size has delayed the planned sales synergies. Consequently, the management group in the United States has been strengthened, sales forces have been set up for each of the product areas, and our sales resources have been increased. Moreover, cost-cutting measures were implemented during the year.

In April 2001, it was decided to temporarily adjust the strategy from expansion through acquisitions to a focus on organic growth and profitability.

Comprehensive organizational changes and structural rationalization have been implemented. The Food Ingredients and the Bio Ingredients Sectors - each of which used to have its own business system - have been merged as a consequence of the new strategy.

Chr. Hansen has been organized by function, i.e. Sales & Marketing, Production & Logistics and Research & Development, respectively, and an EVP with global responsibility has been appointed for each function. In addition, profit-center responsibility has been delegated to the individual regional and country managers as opposed to the previous structure where this responsibility was placed in the global business units. These changes have helped to simplify the organization and achieve clearly defined business responsibilities, and our energy is now focused on the markets from where business is generated.

Rennet production at the two plants in France has been discontinued and transferred to Denmark. Likewise, the production of natural colours in Ireland and France has been discontinued and transferred to a new colour plant in Denmark. The production of culture products at Valby, Denmark, has been transferred to Germany. In North America, the seasonings plant in California has been closed down and production transferred to Ohio, and the sweetener production in Massachusetts has been closed down and transferred to Louisiana and Illinois. Finally, the closure of the production unit for pharma ingredients in New Jersey has begun, and production will be transferred to Wisconsin by the end of the 2001/02 financial year. The financial consequences of these changes are included in the restructuring costs mentioned below.

A total of seven plants were closed down in 2000/01, two of which were in North America. The comprehensive restructuring of the North American operations as well as the restructuring costs incurred from the merger of the Food Ingredients and Bio Ingredients Sectors are accounted for as non-recurring costs. The restructuring costs total DKK 68 million and include a DKK 44 million write-down of book values and redundancy payments of DKK 18 million in North America and DKK 6 million in Denmark.

In addition to these efforts to rationalize production, the in-house merger of the Food Ingredients and Bio Ingredients Sectors resulted in extensive rationalization involving a reduction of the staff by 276 compared with the level at the beginning of the financial year. Following these initiatives, Chr. Hansen is now well positioned to complete the turnaround strategy, in which we will focus on achieving 5% organic growth while keeping capacity costs unchanged and increasing product profitability (gross margin).

Gross income amounted to DKK 1,255 million compared with DKK 1,270 million in 1999/00. The lower gross income was attributable to a reduction of the gross margin from 37% to 34% owing to business developments in North America where sales were down by 7% measured in USD. Moreover, extra costs in connection with the above mentioned production changes reduced the gross margin.

Capacity costs amounted to DKK 952 million, an increase of 7%, of which 3% was attributable to organic growth.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 303 million compared with DKK 384 million in 1999/00.

This performance covers satisfactory results in Europe, South America and Asia and a highly unsatisfactory performance in North America as this market contributed only slightly to overall EBITA, although more than 40% of sales were generated in this market.

Amortization of goodwill represents straight-line amortization over 20 years and amounted to DKK 71 million.

Income from primary operations totalled DKK 232 million compared with DKK 315 million in 1999/00. In the Q3 quarterly briefing, the income for the full year before interest, tax and costs incurred to close down three ingredients plants in North America was forecast at DKK 230-250 million.

Balance sheet
Total assets amounted to DKK 4,530 million, of which DKK 2,854 million were fixed assets and DKK 1,676 million were current assets. The average invested capital totalled DKK 3,945 million.

Sector cash flow before financial items
The cash flow from operating activities in the sector amounted to DKK 373 million compared with DKK 338 million in 1999/00. The improvement was mainly attributable to better management of working capital. The efforts to reduce working capital are being continued.

Gross investments amounted to DKK 272 million, down from DKK 341 million in 1999/00. Among the most important investments were the establishment of a plant for natural colours in Denmark, the optimization of chymosin production in Nienburg, Germany, the upgrading of the culture production unit in Milwaukee, USA, and the establishment of a new application center at Hørsholm, Denmark.

The free cash inflow for the sector before financial items and acquisitions of companies and activities was DKK 101 million compared with a cash outflow of DKK 3 million in 1999/00. The improved management of working capital and the lower investment level improved the cash flow by DKK 104 million.

Sector cash flow before financial items

DKKm	2000/01	1999/00
Income from primary operations	232	315
Depreciation and amortization	259	225
Change in working capital, adjustments, etc.	(118)	(202)
Sector cash flow from operating activities	373	338
Purchase of undertakings and activities	0	(211)
Gross investments[1]	(272)	(341)
Free sector cash flow before financial items	101	(214)

[1]A share of Holding's investments in the sector is included in gross investments

Creating value in Chr. Hansen
Economic profit is the added value, i.e. the excess of the after-tax return on average invested capital over the company's weighted average cost of capital:

Economic profit = Average invested capital x (ROAIC - WACC)

Economic profit is calculated on the basis of the company's financial data, including amortization of goodwill, used directly, and no adjustments such as capitalization of R&D costs are made.

Economic profit - Chr. Hansen[1]

DKKm	2000/01	1999/00
Average invested capital	3,945	3,591
ROAIC	2.9%	5.2%
WACC	6.4%	7.7%
Economic profit	(139)	(89)

[1]A share of Holding's income statement and balance sheet has been added to the segmental data

Owing to the unsatisfactory income from primary operations before goodwill amortization, the anticipated improvement of the creation of value did not materialize in 2000/01, although the weighted average cost of capital (WACC) was lower than last year; but the measures taken are expected to reverse the trend in the year ending 31 August 2002.

Outlook
As mentioned above, the turnaround process is progressing satisfactorily, especially in North America, where income is expected to grow significantly. For the financial year ending 31 August 2002, income from primary operations before amortization of goodwill is forecast to be not less than DKK 380 million, equivalent to an increase of 25%.

Financial review 2000/01
ALK-Abelló – Allergy Sector

Income statement, 1 September – 31 August

Q4 1999/00	**Q4 2000/01**	DKKm	**ÅTD 2000/01**	ÅTD 1999/00
186	**202**	**Net sales**	**945**	844
52	**106**	Cost of goods sold	**362**	256
134	**96**	**Gross income**	**583**	588
25	**34**	Research and development costs	**108**	78
112	**111**	Sales, marketing and administration costs	**442**	415
(3)	**(49)**	**Income from primary operations before amortization of goodwill (EBITA)**	**33**	95
1	**1**	Amortization of goodwill	**3**	3
(4)	**(50)**	**Income from primary operations (EBIT)**	**30**	92

9	**13**	Depreciation incl. amortization of goodwill charged to the income statement	**40**	32
5	**(37)**	Income from primary operations before depreciation and amortization (EBITDA)	**70**	124

ALK-Abelló is the world's leading operator within allergy vaccines with a global market share of 40% and the only company that has clinical documentation of the curing effect of allergy vaccination. Over the past five years, ALK-Abelló has developed from being a supplier of allergen extracts into a full-scale pharmaceutical company with a product pipeline. Being able to fund the development of its pipeline almost entirely by earnings from the existing business, ALK-Abelló is in a unique position among biotech companies.

Strategy

ALK-Abelló aims to profoundly renew future allergy treatment by successfully commercializing the six new vaccines in its pipeline. The target is that earnings - EBITA - from the existing business will be able to fund the development of the pipeline over the next three years. The Chr. Hansen Group intends to bring out the values of ALK-Abelló by reducing its interest in the company when the timing is deemed appropriate.

Financial targets

In the existing business, the target is a minimum of 5% organic growth in sales and a return on average invested capital (ROAIC) which is at least 2 p.p. higher than the weighted average cost of capital (WACC). For the pipeline, the target is to carry out the pipeline projects by the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached.

Highlights of the year

- Announcement of the pipeline with six new pipeline projects which can profoundly renew future allergy treatment
- Positive development in the pipeline: Time to market for the most important product is reduced by approximately one year
- Partnership with Bayer Diagnostics regarding the delivery of reagents for a new, sophisticated instrument for specific diagnostication of allergy

Ongoing negotiations are taking place with interested parties regarding full or partial divestment of ALK-Abelló. The Chr. Hansen Group is determined to create maximum value for our shareholders, and as a flotation is not feasible at the moment in view of the situation on the capital markets, it may turn out that the value would not be satisfactory in the event of a full or partial divestment in the short to medium term. If so, the Chr. Hansen Group intends to retain ALK-Abelló and develop and bring out the value of the pipeline until the capital market becomes more attractive.

*Table: **ALK-Abelló's pipeline***

Product	Allergen source	Active ingredient	Indication	Status	Expected success rate[3]	Expected approval			Market size (DKKm)[1]	Peak sales (DKKm)[2]
						EU	US	JP		
Tablet	Grass	Biological allergens	Rhinitis[4]	Phase I-IIa	72%	05	05	06	12,699	2,540
Tablet	HDM	Biological allergens	Rhinitis[4]	Late preclinical	65%	07	07	08	4,731	946
Tablet	Ragweed	Biological allergens	Rhinitis[4]	Late preclinical	65%	-	07	-	1,245	249
Tablet	Birch	Recombinant allergen	Rhinitis[4]	Late preclinical	43%	08	09	-	1,992	398
Injectable	Grass	Recombinant allergens	Asthma/ Rhinitis[5]	Early preclinical	19%	09	10	-	6,391	1,278
Injectable	HDM	Recombinant allergens	Asthma/ Rhinitis[5]	Early preclinical	19%	10	11	-	9,379	1,876

1) The value of the existing market is stated in DKK based on an exchange rate of 1 USD = DKK 8.30
2) Sales expected after a penetration period based on an expected 20% market share
3) Data from Drug Res Biopharmaceuticals 48(1), 5 1998 and ALK-Abelló estimates
4) Mild to moderate
5) Mild to severe

An accelerated clinical plan has been developed following favourable preclinical trials with the formulation of tablets and a changed strategy for regulatory approval. The plan focuses on the sublingual tablet against grass allergy as the first and commercially most attractive project. The initial clinical trials in humans (phase I-IIa) has begun earlier than anticipated, and the sublingual tablet against grass allergy is expected to be launched in 2005 rather than in 2006 as previously indicated. The updated pipeline is shown in the table above.

Net sales in ALK-Abelló increased by 12% to DKK 945 million. Organic growth accounted for 6% of the advance, while exchange differences contributed 2% and acquisitions contributed 4%. Organic growth in sales of allergy vaccines was 7%, representing 6% growth in initial treatment kits and 8% growth in maintenance treatment. Organic growth in sales of allergy vaccines was relatively high in northern Europe, whereas sales growth rates in southern Europe and the US were relatively weak. Immediately after the end of the first quarter, Bayer Diagnostics launched a new, sophisticated instrument for specific diagnosis of allergy, which is the result of a seven-year development project with ALK-Abelló. The exclusive rights to supply the reagents to Bayer Diagnostics are held by ALK-Abelló. In this context, ALK-Abelló's in-vitro diagnosing activities have been organized in a separate business unit.

Gross income amounted to DKK 583 million compared with DKK 588 million in 1999/00, representing an 8 p.p. drop in gross margin from 70% to 62%. Gross income was affected by factors relating to cost of goods sold in Q4. Inventories were written down by DKK 15 million at the end of the financial year following an adjustment of the profit margin on intercompany inventories. The margin used to adjust intercompany profits changed during the year as a result of changes in the product mix, production efficiencies, the acquisition of Center Laboratories, Inc. and, in particular, greater transparency following the implementation of the SAP system in a number of ALK-Abelló companies during the year. Moreover, the vaccine inventories were reduced at the end of the financial year as a result of improved management systems and greater production efficiency. As the value of inventories includes production overheads, this increased cost of goods sold/production costs by an additional DKK 15 million. Furthermore, gross income was reduced by a change in product and market mix.

Capacity costs increased by 12% to DKK 550 million from DKK 493 million last year. Organic growth accounted for 8% of the improvement, driven by rising R&D costs for the development of the pipeline.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 33 million compared with DKK 95 million in 1999/00.

Amortization of goodwill represents straight-line amortization over 20 years and amounted to DKK 3 million.

Income from primary operations totalled DKK 30 million compared with DKK 92 million in 1999/00. In the Q3 quarterly briefing, income for the full year before interest and tax was forecast at DKK 55-65 million. The unsatisfactory performance was attributable to the above-mentioned non-recurring factors relating to cost of goods sold.

Balance sheet
Total assets amounted to DKK 966 million, of which DKK 366 million were fixed assets and DKK 600 million were current assets. Average invested capital totalled DKK 854 million.

Sector cash flow before financial items

DKKm	2000/01	1999/00
Income from primary operations	30	92
Depreciation and amortization	40	32
Change in working capital, adjustments, etc.	(13)	(69)
Sector cash flow from operating activities	57	55
Purchase of undertakings and activities	0	(104)
Gross investments[1]	(98)	(91)
Free sector cash flow before financial items	(41)	(140)

[1]A share of Holding's investments in the sector is included in gross investments

The cash flow from operating activities in the sector amounted to DKK 57 million compared with DKK 55 million in 1999/00. The improved management of working capital more than compensated for the fall in earnings. The efforts to reduce working capital are being continued.

Gross capital investments amounted to DKK 98 million against DKK 91 million in 1999/00. Among the most significant investments were the expansion of the production facilities at Hørsholm, in the US and in Spain, as well as the purchase of intellectual property rights.

The free cash outflow for the sector before financial items and acquisitions of companies was DKK 41 million compared with a cash outflow of DKK 36 million in 1999/00.

Value creation in ALK-Abelló
Economic profit is the added value, i.e. the excess of the after-tax return on average invested capital over the company's weighted average cost of capital:

Economic profit = Average invested capital x (ROAIC – WACC)

Economic profit is calculated on the basis of the company's financial data, including amortization of goodwill, used directly, and no adjustments such as capitalization of R&D costs are made. In ALK-Abelló, value is created partly by generating a satisfactory return on average invested capital in the existing business and partly by carrying out the development projects in the pipeline by the milestones set. The likelihood of success and thus the value of the pipeline increases significantly each time a milestone is reached.

Economic profit - ALK-Abelló[1]

DKKm	2000/01	1999/00
Average invested capital	854	694
ROAIC	0.1%	4.7%
WACC	6.2%	8.7%
Economic profit	(52)	(28)

[1]A share of Holding's income statement and balance sheet has been added to the segmental data

As expected, the value creation was negative as economic profit is calculated for ALK-Abelló as a whole and thus includes the costs of developing the pipeline.

Value creation in the existing business
In order to demonstrate the value creation from the existing business, it is estimated that 6.5% of sales – equivalent to DKK 55 million in 1999/00 and DKK 61 million in 2000/01 – represents R&D costs to maintain the existing business, while the remaining DKK 23 million of R&D costs in 1999/00 and DKK 47 million in 2000/01 concerns the pipeline. In addition, it is estimated that DKK 10 million of the total production and administrative costs in 2000/01 were attributable to the pipeline. Following these adjustments, income before interest and tax (EBIT) for ALK-Abelló as a whole can be allocated to the existing business and the pipeline as shown below:

EBIT

DKKm	2000/01	1999/00
Existing business	87	115
Pipeline	(57)	(23)
ALK-Abelló	30	92

The pipeline accounted for DKK 58 million of invested capital in 1999/00 and DKK 70 million in 2000/01. Based on this, the value creation in the existing business can be calculated as shown in the table below:

Economic profit – existing business[1]

DKKm	2000/01	1999/00
Average invested capital	790	665
ROAIC	4.6%	7.0%
WACC	6.2%	8.7%
Economic profit	(13)	(11)

[1]A share of Holding's income statement and balance sheet has been added to the segmental data

Value creation in the pipeline
The likelihood of success and thus the value of the pipeline increases significantly each time the pipeline projects reach a milestone.

Outlook

Pipeline costs are expected to double in the year ending 31 August 2002. The existing business is expected to cover the rising R&D costs.

Accordingly, EBITA for ALK-Abelló as a whole is expected to break even. In addition, the pipeline projects are expected to show good progress.

Financial review for 2000/01 - Chr. Hansen Group

Accounting policies. No changes have been made to the accounting policies compared with the previous financial year.

Income statement

The income statement - until income from primary operations - has been reviewed above for each segment.

Income from primary operations (EBIT)

Chr. Hansen	DKKm	232
ALK-Abelló	DKKm	30
Holding/eliminations	DKKm	10
Chr. Hansen Group	DKKm	272

Net financial expenses increased to DKK 162 million from DKK 118 million in 1999/00 as a result of the full-year effect of the increase in net interest-bearing debt.

Income before tax and non-recurring costs amounted to DKK 113 million compared with the forecast of DKK 125-165 million, which was attributable to the earlier mentioned factors relating to ALK-Abelló.

Non-recurring costs totalled DKK 74 million of which DKK 68 million was attributable to Chr. Hansen. Moreover, non-recurring costs of DKK 6 million were incurred for advisory fees and similar expenses in connection with investigating the possibilities of bringing out the values of ALK-Abelló.

Income from ordinary operations before tax was DKK 38 million against DKK 310 million in 1999/00.

Tax on income for the year amounted to DKK 49 million, as a significant part of goodwill amortization and restructuring costs is not tax deductable.

The Chr. Hansen Group including minority interests recorded a net loss of DKK 11 million for the year compared with net income of DKK 187 million in 1999/00.

The net loss attributable to Chr. Hansen Holding was DKK 40 million after deduction of minority shareholders' share of the results of subsidiaries in the amount of DKK 29 million. The Board of Directors proposes the following distribution of the net loss:

Dividend to shareholders: 20% of the share capital at 31 August 2001 = DKK 2.00 per share	DKKm	20
Reserve for net revaluation according to the equity method	DKKm	(174)
Other reserves	DKKm	114
Total	DKKm	(40)

Balance sheet

The assets on the balance sheet have been reviewed above for each segment. The total assets of the Chr. Hansen Group amounted to DKK 5,918 million, of which DKK 3,627 million were fixed assets and DKK 2,291 million current assets. Invested capital totalled DKK 4,792 million. Average invested capital totalled DKK 4,799 million.

Total liabilities amounted to DKK 3,495 million compared with DKK 3,486 million in 1999/00, of which DKK 1,764 million were long-term liabilities and DKK 1,731 million were current liabilities. Provisions amounted to DKK 264 million, down from DKK 273 million in 1999/00. Equity amounted to DKK 2,159 million compared with DKK 2,274 million in 1999/00.

The reduction in equity was composed as follows:

Net loss for the year incl. minority interests	DKKm	11
Exchange rate adjustments	DKKm	64
Dividend to Chr. Hansen Holding A/S' shareholders	DKKm	20
Dividend to minority shareholders	DKKm	21
Total reduction in equity	DKKm	116

Cash flow

DKKm	2000/01	1999/00
Net income (loss) for the year incl. minority interests	(11)	187
Depreciation, amortization and write-downs	355	268
Change in working capital, adjustments, etc.	(97)	(315)
Cash flow from operating activities	247	140
Purchase of undertakings and activities	0	(315)
Investments	(354)	(427)
Free cash flow	(107)	(602)

The cash flow has been reviewed above for each segment. The Chr. Hansen Group's cash flow from operating activities improved to a cash inflow of DKK 247 million from DKK 140 million in 1999/00, primarily as a result of more efficient management of the working capital.

Investments of DKK 354 million were composed of

Gross investments Chr. Hansen	DKKm	272
Gross investments ALK-Abelló	DKKm	98
Gross investments, total	DKKm	370
Disposals, etc.	DKKm	(16)
Investments	DKKm	354

Investments in 2001/02 are expected to be at the same level as in 2000/01.

The free cash flow before acquisitions of companies and activities was an outflow of DKK 107 million, which was DKK 180 million better than in 1999/00 as a result of the tighter management of working capital and the lower level of investments.

Cash and cash equivalents amounted to DKK 178 million compared with DKK 212 million in 1999/00.

Financial risks
Net interest-bearing debt amounted to DKK 2,655 million compared with DKK 2,508 million in 1999/00. 75% of the interest-bearing debt is at fixed rates that have been locked in for 3-4 years. The remaining 25% of the debt is at floating rates.

In terms of currencies, approximately 50% of the interest-bearing debt is denominated in DKK and 50% is denominated in foreign currencies, primarily USD.

Because the Chr. Hansen Group has a diversified production in a large number of countries, and some two-thirds of the staff are employed outside Denmark, the currency exposure of the Group's net income has been reduced significantly. Nevertheless, a significant part of the cash flow in USD is hedged by continuously taking out forward contracts 12 months into the future. Generally, currency translation into DKK of the net results and the net asset value of the individual subsidiaries is what affects the Group accounts. It is the policy of the Chr. Hansen Group to base all its foreign currency transactions on underlying commercial activities.

The Chr. Hansen Group's outlook for 2001/02

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates as those prevailing at the beginning of the year, including an exchange rate of USD 1 = DKK 8.

Sales. We expect the rate of organic growth for sales to be 5%.

Income before tax. We expect income before tax and minorities to be not less than DKK 150 million, equivalent to an increase of 30%.

Annual General Meeting
The Annual General Meeting of Chr. Hansen Holding A/S will be held at 4:15 p.m. on 13 December 2001 at the corporate headquarters in Hørsholm, Denmark.

In spite of the result, the Board of Directors has resolved to recommend to the Annual General Meeting that a 20% dividend be declared, equivalent to DKK 2.00 per share, compared with 35%, equivalent to DKK 3.50 per share, in 1999/00. This decision has been made as the Board of Directors and the Corporate Management are confident that the Chr. Hansen Group will record significantly better results in 2001/02 following the actions taken.

Furthermore, the Board of Directors intends to propose amendments to the Articles of Association, primarily reflecting elements of the new Danish Company Accounts Act and related amendments to the Danish Companies Act.

The printed annual report for 2000/01 is expected to be available on 23 November 2001.

Financial calendar

13 December 2001	Annual General Meeting
24 January 2002	Q1 2001/02
29 April 2002	Q2 2001/02
week 27 2002	Q3 2001/02
week 46 2002	Q4 2001/02

Hørsholm, 8 November 2001
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

Income statement, 1 September - 31 August

Chr. Hansen Holding A/S			Chr. Hansen Group	
1999/00	**2000/01**	DKKm	**2000/01**	1999/00
-	-	**Net sales**	**4,647,999**	4,305,251
-	-	Cost of goods sold	**2,822,027**	2,452,408
-	-	**Gross income**	**1,825,972**	1,852,843
47	-	Research and development costs	**326,083**	274,944
-	-	Sales and marketing expenses	**718,021**	703,697
25,419	**25,263**	Administrative expenses	**453,302**	401,398
50,396	**54,241**	Other operating income	**30,088**	29,339
15,835	**19,740**	Other operating costs	**12,860**	7,571
9,095	**9,238**	**Income from primary operations before amortization of goodwill**	**345,794**	494,572
-	-	Amortization of goodwill	**73,812**	71,127
9,095	**9,238**	**Income from primary operations**	**271,982**	423,445
270,667	**2,846**	Income before tax from subsidiaries	-	-
4,681	**2,687**	Income before tax from associated companies	**2,687**	4,681
21,222	**45,175**	Interest receivable and other financial income	**22,547**	20,727
41,159	**64,180**	Interest payable and other financial expenses	**184,656**	138,557
264,506	**(4,234)**	**Income (loss) after interest**	**112,560**	310,296
-	**6,000**	Non-recurring expenses	**74,421**	-
264,506	**(10,234)**	**Income (loss) from ordinary operations before tax**	**38,139**	310,296
103,187	**29,962**	Tax on the year's income (loss)	**48,857**	122,968
161,319	**(40,196)**	**Net income (loss) for the year including minority interests**	**(10,718)**	187,328
-	-	Minority shareholders' share of the results of subsidiaries	**29,478**	26,009
161,319	**(40,196)**	**Net income (loss) for the year**	**(40,196)**	161,319
15.93	**(3.97)**	Earnings per share (EPS) - DKK		
		which is proposed to be distributed as follows:		
35,449	**20,257**	Dividend to shareholders, 20% of share capital at 31 August 2001 = DKK 2.00 per share		
89,030	**(174,625)**	Reserve for net revaluation according to the equity method		
36,840	**114,172**	Transfer to Other reserves		
161,319	**(40,196)**			

Balance sheet at 31 August

Chr. Hansen Holding A/S		Assets	Chr. Hansen Group	
2000	**2001**	DKK 1,000	**2001**	2000
		Fixed assets		
		Intangible fixed assets		
-	-	Goodwill	**1,226,953**	1,314,618
-	-	Other intangible fixed assets	**287,585**	284,053
-	-		**1,514,538**	1,598,671
		Tangible fixed assets		
291,756	**367,481**	Land and buildings	**1,093,517**	1,066,662
9,030	**35,189**	Plant and machinery	**579,392**	545,056
-	-	Other fixtures and equipment	**173,197**	198,917
18,044	**1,465**	Construction in progress	**147,901**	143,196
318,830	**404,135**		**1,994,007**	1,953,831
		Financial fixed assets		
2,431,545	**2,200,367**	Investments in subsidiaries	-	-
4,832	**5,953**	Loans to subsidiaries	-	-
33,906	**36,217**	Investments in associated companies	**36,217**	33,906
655	-	Deferred corporate income tax, asset	**66,521**	40,610
-	-	Securities and receivables	**15,689**	23,891
2,470,938	**2,242,537**		**118,427**	98,407
2,789,768	**2,646,672**	**Total fixed assets**	**3,626,972**	3,650,909
		Current assets		
		Inventories		
-	-	Raw materials and supplies	**323,011**	396,823
-	-	Work in progress	**270,367**	242,009
-	-	Finished goods and goods for resale	**602,885**	609,510
-	-		**1,196,263**	1,248,342
		Receivables		
-	-	Trade accounts receivable	**758,219**	710,652
566,472	**770,558**	Receivables from subsidiaries	-	-
14,632	**10,791**	Miscellaneous receivables	**71,233**	142,004
8,692	**2,118**	Tax receivable	**31,986**	16,607
-	-	Prepayments and deferred charges	**55,295**	52,840
589,796	**783,467**		**916,733**	922,103
-	**2,691**	**Cash and cash equivalents**	**178,257**	211,841
589,796	**786,158**	**Total current assets**	**2,291,253**	2,382,286
3,379,564	**3,432,830**	**Total assets**	**5,918,225**	6,033,195

Balance sheet at 31 August

Chr. Hansen Holding A/S 2000	Chr. Hansen Holding A/S 2001	Equity, provisions and liabilities DKK 1,000	Chr. Hansen Group 2001	Chr. Hansen Group 2000
		Equity		
101,284	**101,284**	**Share capital**	**101,284**	101,284
		Reserves		
690,530	**457,506**	Reserve for net revaluation according to the equity method	**-**	-
1,442,295	**1,557,749**	Other reserves	**2,015,255**	2,132,825
2,234,109	**2,116,539**	**Chr. Hansen Holding A/S' share of equity**	**2,116,539**	2,234,109
-	**-**	Minority shareholder's share of equity	**42,039**	40,355
2,234,109	**2,116,539**	**Total equity**	**2,158,578**	2,274,464
		Provisions		
1,399	**1,507**	Pensions and other obligations	**81,380**	71,514
-	**-**	Other obligations	**58,717**	63,365
50,855	**47,677**	Deferred corporate income tax	**123,837**	137,699
52,254	**49,184**		**263,934**	272,578
		Liabilities		
		Long-term liabilities		
128,104	**219,235**	Mortgage loans	**414,416**	333,099
593,000	**593,000**	Other long-term liabilities	**1,350,347**	1,373,392
48,445	**48,383**	Payables to subsidiaries	**-**	-
769,549	**860,618**		**1,764,763**	1,706,491
		Current liabilities		
19,068	**14,571**	Mortgage loans and other long-term liabilities	**60,073**	45,294
252,316	**304,187**	Bank loans and financial loans	**1,023,748**	992,426
4,713	**6,031**	Trade accounts payable	**289,575**	376,167
3,686	**49,815**	Payables to subsidiaries	**-**	-
-	**-**	Corporate income tax	**30,791**	2,407
8,420	**11,628**	Miscellaneous payables	**218,817**	211,788
-	**-**	Accruals and deferred income	**87,689**	116,131
35,449	**20,257**	Dividend for the financial year	**20,257**	35,449
323,652	**406,489**		**1,730,950**	1,779,662
1,093,201	**1,267,107**	**Total liabilities**	**3,495,713**	3,486,153
3,379,564	**3,432,830**	**Total equity, provisions and liabilities**	**5,918,225**	6,033,195

Equity

DKK 1,000	Share Capital	Reserve for net revaluation according to the equity method	Other reserves	Minority share-holders	Total equity
Chr. Hansen Holding A/S					
Equity at 1 September 1999	101,284	457,126	1,405,479		1,963,889
Net income for the year			161,319		161,319
Purchase of own shares			(24)		(24)
Foreign currency translation adjustments in foreign subsidiaries		144,374			144,374
Dividend declared to Chr. Hansen Holding A/S' shareholders			(35,449)		(35,449)
Transferred from income for the year		89,030	(89,030)		-
Equity at 31 August 2000	**101,284**	**690,530**	**1,442,295**		**2,234,109**
Equity at 1 September 2000	101,284	690,530	1,442,295		2,234,109
Net income (loss) for the year			(40,196)		(40,196)
Foreign currency translation adjustments in foreign subsidiaries		(57,117)			(57,117)
Dividend declared to Chr. Hansen Holding A/S' shareholders			(20,257)		(20,257)
Transferred from income for the year		(174,625)	174,625		-
Equity at 31 August 2001	**101,284**	**458,788**	**1,556,467**		**2,116,539**
Chr. Hansen Group					
Equity at 1 September 1999	101,284		1,862,605	32,716	1,996,605
Net income for the year			161,319	26,009	187,328
Purchase of own shares			(24)		(24)
Foreign currency translation adjustments in foreign subsidiaries			144,374	(656)	143,718
Dividend declared to Chr. Hansen Holding A/S' shareholders			(35,449)		(35,449)
Dividend to minority shareholders				(17,714)	(17,714)
Equity at 31 August 2000	**101,284**		**2,132,825**	**40,355**	**2,274,464**
Equity at 1 September 2000	101,284		2,132,825	40,355	2,274,464
Net income (loss) for the year			(40,196)	29,478	(10,718)
Foreign currency translation adjustments in foreign subsidiaries			(57,117)	(6,600)	(63,717)
Dividend declared to Chr. Hansen Holding A/S' shareholders			(20,257)		(20,257)
Dividend to minority shareholders				(21,194)	(21,194)
Equity at 31 August 2001	**101,284**		**2,015,255**	**42,039**	**2,158,578**

In 2000/01 foreign currency translation adjustments in foreign subsidiaries included currency translation of goodwill in the amount of DKK -13.1 million. Currency translation adjustment of goodwill amounted to DKK 81.7 million in 1999/00.

Cash flow statement, 1 September - 31 August

DKK 1,000	Chr. Hansen Group 2000/01	1999/00
Income from primary operations	**271,982**	423,445
Non-recurring expenses	**(74,421)**	-
Net financial items	**(159,422)**	(113,149)
Tax on the year's income	**(48,857)**	(122,968)
Net income (loss) for the year including minority interests	**(10,718)**	187,328
Depreciation, amortization and write-downs	**355,071**	267,679
Increase (decrease) in provisions	**(6,841)**	(6,370)
Cash flow before change in working capital	**337,512**	448,637
Change in working capital		
Decrease (increase) in receivables	**(48,722)**	(117,252)
Decrease (increase) in inventories	**21,400**	(202,015)
Increase (decrease) in trade accounts payable	**(81,504)**	13,798
Increase (decrease) in other liabilities	**17,315**	(5,571)
Translation of income statement items from average to end-of-year rates	**903**	1,961
Cash flow from operating activities	**246,904**	139,558
Purchase of undertakings and activities	-	(314,897)
Investments - intangible fixed assets, net	**(49,311)**	(159,492)
Investments - tangible fixed assets, net	**(308,758)**	(303,678)
Investments - associated companies	**2,715**	-
Change in finanical fixed assets	**1,100**	36,085
Cash flow from investments	**(354,254)**	(741,982)
Free cash flow	**(107,350)**	(602,424)
Dividend paid to Chr. Hansen Holding A/S' shareholders	**(35,449)**	(25,321)
Adjustment regarding purchase of own shares	-	(24)
Change in financial liabilities	**134,159**	613,444
Change in minority interests	**(21,194)**	(17,714)
Cash flow from financing activities	**77,516**	570,385
Net cash flow for the year	**(29,834)**	(32,039)
Cash and cash equivalents from acquisitions	-	13,160
Unrealized gain/loss on foreign currency carried as cash and cash equivalents and securities	**(3,750)**	8,055
Net increase (decrease) in cash and cash equivalents and securities	**(33,584)**	(10,824)
Cash and cash equivalents and securities at beginning of year	**211,841**	222,665
Net increase (decrease) in cash and cash equivalents and securities	**(33,584)**	(10,824)
Cash and cash equivalents and securities at end of year	**178,257**	211,841

The cash flow statement of the Chr. Hansen Group has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

BUSINESS SEGMENTS - PRIMARY SEGMENTS

DKKm	Ingredients 2000/01	Ingredients 1999/00	Allergy 2000/01	Allergy 1999/00	Holding/ eliminations 2000/01	Holding/ eliminations 1999/00	Chr. Hansen Group 2000/01	Chr. Hansen Group 1999/00
INCOME STATEMENT								
Net sales	**3,703**	3,461	**945**	844	**-**	-	**4,648**	4,305
Cost of goods sold	**(2,448)**	(2,191)	**(362)**	(256)	**(12)**	(5)	**(2,822)**	(2,452)
Gross income	**1,255**	1,270	**583**	588	**(12)**	(5)	**1,826**	1,853
Research and development costs	**(200)**	(183)	**(108)**	(78)	**(18)**	(15)	**(326)**	(276)
Capacity costs, etc.	**(752)**	(703)	**(442)**	(415)	**40**	36	**(1,154)**	(1,082)
Income from primary operations before amortization of goodwill (EBITA)	**303**	384	**33**	95	**10**	16	**346**	495
Amortization of goodwill	**(71)**	(69)	**(3)**	(3)	**-**	-	**(74)**	(72)
Income from primary operations (EBIT)	**232**	315	**30**	92	**10**	16	**272**	423
BALANCE SHEET								
Intangible fixed assets	**1,348**	1,436	**167**	163	**-**	-	**1,515**	1,599
Tangible fixed assets	**1,399**	1,466	**191**	169	**404**	319	**1,994**	1,954
Financial fixed assets	**74**	52	**8**	16	**-**	(4)	**82**	64
Investments in associated companies	**33**	34	**-**	-	**3**	-	**36**	34
Total fixed assets	**2,854**	2,988	**366**	348	**407**	315	**3,627**	3,651
Inventories	**855**	891	**341**	357	**-**	-	**1,196**	1,248
Receivables	**747**	786	**157**	145	**13**	(9)	**917**	922
Cash and cash equivalents	**74**	164	**102**	48	**2**	-	**178**	212
Total current assets	**1,676**	1,841	**600**	550	**15**	(9)	**2,291**	2,382
Total assets	**4,530**	4,829	**966**	898	**422**	306	**5,918**	6,033
Total equity	**2,004**	2,113	**238**	334	**(83)**	(173)	**2,159**	2,274
Provisions	**171**	189	**43**	34	**50**	50	**264**	273
Long-term liabilities	**847**	943	**106**	44	**811**	719	**1,764**	1,706
Current liabilities	**1,508**	1,584	**579**	486	**(356)**	(290)	**1,731**	1,780
Total liabilities	**2,355**	2,527	**685**	530	**455**	429	**3,495**	3,486
Total equity, provisions and liabilities	**4,530**	4,829	**966**	898	**422**	306	**5,918**	6,033
INVESTMENTS								
Fixed assets	**187**	322	**68**	87	**99**	18	**354**	427
Acquisitions	**-**	211	**-**	104	**-**	-	**-**	315

GEOGRAPHICAL SEGMENTS - SECONDARY SEGMENTS

DKKm	Fixed assets 2000/01	Fixed assets 1999/00	Current assets 2000/01	Current assets 1999/00	Total assets 2000/01	Total assets 1999/00	Acquisitions 2000/01	Acquisitions 1999/00
Denmark	**1,933**	1,634	**469**	411	**2,402**	2,045	**-**	-
Europe (excl. Denmark)	**433**	626	**979**	915	**1,412**	1,541	**-**	191
North America	**1,176**	1,291	**634**	814	**1,810**	2,105	**-**	124
Other markets	**85**	100	**209**	242	**294**	342	**-**	-
Total	**3,627**	3,651	**2,291**	2,382	**5,918**	6,033	**-**	315

The above geographical segment information has been specified by location of assets.

5 year financial highlights

Chr. Hansen Group

DKKm

	2000/01	Index*	1999/00	1998/99	1997/98	1996/97
Net sales - Chr. Hansen	**3,702.6**	**107**	3,461.5	2,782.7	2,351.2	2,137.7
Net sales - ALK-Abelló	**945.4**	**112**	843.8	761.8	736.0	620.0
Total net sales	**4,648.0**	**108**	4,305.3	3,544.5	3,087.2	2,757.7
Cost of goods sold	**2,822.0**	**115**	2,452.4	1,935.5	1,635.2	1,539.6
Gross income	**1,826.0**	**99**	1,852.9	1,609.0	1,452.0	1,218.1
Research and development costs	**326.1**	**119**	274.9	258.1	233.5	192.0
Sales, marketing and administrative expenses	**1,154.1**	**107**	1,083.4	905.6	817.6	712.9
Income from primary operations before amortization of goodwill (EBITA)	**345.8**	**70**	494.6	445.3	400.9	313.2
Amortization of goodwill	**73.8**	**104**	71.2	39.7	11.2	9.8
Income from primary operations (EBIT)	**272.0**	**64**	423.4	405.6	389.7	303.4
Income before tax from associated companies	**2.7**	**-**	4.7	2.4	-	-
Interest receivable (payable), etc.	**(162.1)**	**138**	(117.8)	(73.0)	(38.5)	(17.0)
Income after interest	**112.6**	**36**	310.3	335.0	351.2	286.4
Non-recurring income	**-**	**-**	-	30.4	-	-
Non-recurring expenses	**74.4**	**-**	-	-	-	-
Income (loss) from ordinary operations before tax	**38.2**	**12**	310.3	365.4	351.2	286.4
Tax on the year's income	**48.9**	**40**	123.0	141.2	129.7	95.5
Net income (loss) for the year including minority interests	**(10.7)**	**(6)**	187.3	224.2	221.5	190.9
Minority shareholders' share	**(29.5)**	**113**	(26.0)	(23.4)	(22.7)	(9.7)
Net income (loss) for the year	**(40.2)**	**(25)**	161.3	200.8	198.8	181.2
Depreciation including amortization of goodwill charged to the income statement	**311.2**	**116**	267.7	197.0	152.7	121.8
Total assets	**5,918.2**	**98**	6,033.2	4,867.8	3,285.1	3,059.9
Total equity	**2,158.6**	**95**	2,274.5	1,996.6	1,833.9	1,678.6
Number of employees - average	**3,622**	**101**	3,601	3,208	2,832	2,586
Investments in tangible fixed assets	**308.8**	**102**	303.7	239.8	366.1	282.3
Earnings per share (EPS) - DKK	**(3.97)**	**(25)**	15.93	19.83	19.63	17.90

*Index for 2000/01 is calculated on the basis of 1999/00

5 year financial highlights

Chr. Hansen Group

DKKm	**2000/01**	1999/00	1998/99	1997/98	1996/97
Income statement					
Net sales	**4,648**	4,305	3,544	3,087	2,758
Income from primary operations before amortization of goodwill (EBITA)	**346**	495	445	401	313
Income from primary operations (EBIT)	**272**	423	406	390	303
Income from ordinary operations before tax	**38**	310	365	351	286
Net income (loss) for the year	**(40)**	161	201	199	181
Number of employees - average	**3,622**	3,601	3,208	2,832	2,586
Balance sheet					
Total assets	**5,918**	6,033	4,868	3,285	3,060
Invested capital	**4,792**	4,806	3,765	2,305	2,030
Interest-bearing debt, net	**2,655**	2,508	1,726	422	259
Total equity	**2,159**	2,274	1,997	1,834	1,679
Cash flow and investments					
Depreciation	**311**	268	197	153	122
of which amortization of goodwill	***74***	*71*	*40*	*11*	*10*
Cash flow from operating activities	**247**	140	328	294	239
Investments	**(354)**	(742)	(1,535)	(432)	(399)
Free cash flow	**(107)**	(602)	(1,209)	(138)	(159)
Share information					
Dividend as a percentage of share capital	**20**	35	25	25	20
Share capital - DKKm	**101**	101	101	101	101
Number of shares in 1,000 shares of DKK 10	**10,128**	10,128	10,128	10,128	10,128
Share price - DKK	**258**	275	353	381	393
Key figures					
Return on primary operations before amortization of goodwill (EBITA)	**7.4**	11.5	12.6	13.0	11.4
Return on primary operations (EBIT)	**5.9**	9.8	11.4	12.6	11.0
RONFA	**4.8**	8.2	10.8	14.1	13.2
ROAIC	**2.4**	5.1	8.6	10.4	11.1
WACC	**6.4**	7.9	7.6	7.2	8.6
Economic Profit - DKKm	**(191)**	(117)	30	68	46
Equity ratio	**36.5**	37.7	41.0	55.8	54.9
Earnings per share before amortization of goodwill (EPSAA) - DKK	**3.3**	23.0	23.7	20.7	18.9
Earnings per share (EPS) - DKK	**(3.97)**	15.93	19.83	19.63	17.90
Cash flow per share (CFPS) - DKK	**21.47**	11.21	30.12	26.84	22.69
Price earnings ratio (PE)	**(65.0)**	17.3	17.8	19.4	22.0
Price cash flow (PCF)	**12.0**	24.5	11.8	14.2	17.3
Net asset value per share - DKK	**209.0**	220.6	193.9	177.8	163.3
Share price/Net asset value	**1.2**	1.2	1.8	2.1	2.4
Pay-out ratio	**(50.4)**	22.0	12.6	12.7	11.2

5 year financial highlights

Chr. Hansen Group

	2000/01	1999/00	1998/99	1997/98	1996/97
Growth					
Net sales - DKKm	**4,648**	4,305	3,544	3,087	2,758
Increase in percent	**8**	21	15	12	25
The increase is composed as follows:					
Organic growth	**2**	4	3	6	12
Exchange differences	**4**	6	(3)	2	4
Acquisitions	**2**	11	15	5	9

Definitions

Return on primary operations before amortization of goodwill	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations	*Income from primary operations x 100/Net sales*
RONFA (Return on non-financial assets)	*Income from primary operations x 100/Average non-financial assets*
ROAIC	*Return on average invested capital (Income from primary operations less tax x 100/Average invested capital)*
WACC	*Weighted Average Cost of Capital*
Economic profit - DKKm	*Difference between return on average invested capital (ROAIC) and weighted average cost of capital (WACC) in DKK*
Equity ratio	*Equity at year-end x 100/Liabilities and equity at year-end*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the year excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the year excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority shareholders' share/Average number of shares*
Price earnings ratio (PE)	*Share price/Earnings per share*
Price cash flow (PCF)	*Share price/Cash flow per share*
Net asset value per share - DKK	*Equity at year-end/Number of shares at year-end*
Pay-out ratio	*Dividend declared x 100/Net income (loss) for the year*
Invested capital	*Intangible and tangible fixed assets, inventories and receivables excluding provisions (deferred tax excluded), trade accounts payable, other debt and minorities.*

Return on equity, EPS, CFPS, PE and PCF are prepared according to the Guidelines on the Computation of Ratios of the Danish Society of Financial Analysts of 1997.

CHR HANSEN
Group

Stockwise

Chr. Hansen Holding A/S
10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange
From: Chr. Hansen Holding A/S

ALK-Abelló to commence clinical testing of tablet vaccine against grass allergy earlier than expected

The clinical plan has been moved forward following successful pre-clinical trials with the formulation of tablets.

The Danish Medicines Agency has approved ALK-Abelló's application to start clinical testing of a tablet vaccine against grass allergy. The first trial is a combined clinical phase I and IIa study. Grass is the cause of about 40% of respiratory allergies, and the world market for treatment of allergy caused by grass pollen is worth about DKK 13 billion annually. In Denmark, some 300,000 people suffer from grass allergy. As a result, this tablet-based vaccine is the most important product in ALK-Abelló's pipeline.

The clinical study will be conducted in cooperation with Hans-Jørgen Malling, Ass. Professor, M.D., at the Allergy Clinic at Rigshospitalet (Copenhagen University Hospital) in Denmark, and will involve 45 patients. The results of the study are expected in the second quarter of 2002.

The plan for regulatory approval is based on previous European registrations of ALK-Abelló's Alutard® SQ allergy vaccine. It will also include results from the world's largest allergy vaccination study to date, which ALK-Abelló is carrying out in the UK involving more than 400 patients. These and other studies have been launched in order to open the market for Alutard® SQ in the UK and to accelerate approval of the tablet vaccine against grass allergy.

Consequently, ALK-Abelló's pipeline with respect to the tablet vaccine against grass allergy has now been improved in the following ways:

- Its status has advanced from late pre-clinical to clinical phase I-IIa
- As a result of which the product's probability of successfully reaching the market has risen from 65% to 72%
- The expected regulatory approval in the EU and the US is now expected to be given in 2005 instead of 2006, meaning that time-to-market has been reduced by about one year.

Hørsholm, 5 November 2001

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Jens Bager, President, ALK-Abelló, phone +45 45 74 45 or Jan Honoré, VP Corporate Development & Communication, Chr. Hansen Holding, phone +45 45 74 74 74.

CHR. HANSEN

Group

Stockwise

Chr. Hansen Holding A/S

10 - 12 Bøge Allé
P.O. Box 407
DK-2970 Hørsholm
Denmark

Phone : +45 45 74 74 74
Fax : +45 45 74 88 88
www.chr-hansen.com

Reg.No. : CVR 61 06 95 18
Bank : Danske Bank

To: The Copenhagen Stock Exchange

From: Chr. Hansen Holding A/S

Hørsholm, 24 October 2001

Release date of Annual Report for 2000/01 for the Chr. Hansen Group, Press Meeting and Meeting of Analysts

On 8 November 2001 the Chr. Hansen Group releases its annual report for the financial year 2000/01.

The company therefore invites the press to a meeting with the Management on Thursday afternoon 8 November at 4 p.m. at the company headquarters: Bøge Allé 10-12 in Hørsholm.

Friday 9 November at 9.00 a.m. the company invites analysts to meet the Management at the company headquarters: Bøge Allé 10-12 in Hørsholm. Breakfast will be served at 8.30 a.m.

Please contact secretary Helle Sandal, phone +45 45 74 71 17 or E-mail hellekortbek.sandal@dk.chr-hansen.com before 5 November 2001, if you wish to participate. Both meetings will be held in Danish.

Hørsholm, 24 October 2001

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Jan Honoré, phone +45 45 74 74 74.


Dedicated to Value Creation
CHR HAN

New tablet-based vaccine against grass allergy ready for further development in Phase IIb-III

27-11-2002

ALK-Abelló has reached an important milestone in the development of a tablet-based vaccine against grass pollen allergy. The clinical trial in a phase I-IIa study of the grass tablet has been completed at the allergy clinic at the Copenhagen University Hospital (Rigshospitalet). The purpose of the study was to test the tablet-based vaccine in a controlled clinical trial evaluating dosage, safety and adverse side effects. The conclusion of the study is that the tablet-based vaccine is considered both safe and well tolerated in all three trial doses.

ALK-Abelló has completed the analysis of the first clinical trial of the company's tablet-based vaccine against grass pollen allergy. The so-called phase I-IIa clinical trial focused on the safety and efficacy of the tablet vaccine and included patients suffering from hay fever caused by allergy against grass pollens.

The trial was performed during and outside this year's pollen season and included three periods. The first period, in which 47 patients participated, was run prior to the pollen season and the purpose was to determine the maximum tolerated dose of the active substance in the tablet (grass allergen). Subsequently, two treatment periods followed, of which the first one included eight weeks' treatment prior to the pollen season (48 patients), whereas the second period - in which 32 patients participated - covered 15 weeks' treatment during the pollen season. During the two treatment periods the patients were given three different doses of grass allergens based on experience from the first period. In addition, a control group was given tablets without active substance (placebo).

The conclusion of the study is that the tablet-based vaccine is considered both safe and well tolerated in all three trial doses. The tablet-based vaccine is thereby suited for further development in a subsequent phase IIb-III clinical trial.

"A phase I-IIa clinical trial must primarily determine the safety profile of a new drug. We are therefore extremely pleased with these results which allow us to continue the clinical development of the grass allergy tablet," says Jens Bager, President & CEO of ALK-Abelló.

New international study of safety and efficacy

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The next step in the development of the tablet against grass pollen allergy is the so-called *Prograss* study conducted by ALK-Abelló in collaboration with the American pharmaceutical company Schering-Plough.

Prograss is a phase IIb-III clinical trial conducted as a multi-center, randomized, double-blind and placebo-controlled study of safety and efficacy under three different doses. *Prograss* will be carried out in several European countries and Canada and is expected to be initiated in the first quarter of 2003.

"If the *Prograss* study shows that the tablet-based vaccine is effective, it will be a very advantageous treatment drug. It will be safe, effective and user-friendly, and could therefore be offered to a large group of patients, who would not otherwise be treated," states Torbjørn Bjerke, Executive Vice President, Research and Development, at ALK-Abelló.

In addition to the *Prograss* study, ALK-Abelló will commence a supplementary safety study of higher doses than those tested at the Copenhagen University Hospital (Rigshospitalet). The study will be carried out in order to meet expected FDA requirements and will be performed in Berlin.

New treatment form for allergic patients

Allergy vaccination has a well documented and persisting effect which strongly reduces and often completely removes the need for symptom relieving medication. Today, allergy vaccination is performed primarily by allergologists in the form of regular injections over a period of 3-5 years.

ALK-Abelló's most important research and development strategy aims at applying the treatment principle behind the allergy vaccination to fast dissolving tablets to be placed under the tongue. This much more convenient treatment form can be prescribed by both allergologists and GPs and administered by the patients themselves. In this way many more patients can be offered the treatment.

The WHO estimates that up to 25% of the population in the western world suffers from allergy. The most widely known allergic diseases are hay fever and allergic asthma caused by allergy to pollens, house dust mites or animals. ALK-Abelló is world leader within allergy vaccination (immunotherapy), which according to the WHO is the only allergy treatment with documented disease-modifying effect.

Hørsholm, 27 November 2002

CHR. HANSEN HOLDING A/S

Erik Sørensen

For further information please contact Erik Sørensen, President & CEO, Chr. Hansen Holding A/S, phone +45 45747112, or Jens Bager, President & CEO, ALK-Abelló A/S, phone +45 45747507.

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

Chr. Hansen wo


Dedicated to Value Creation
CHR HAN

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Notice of Annual General Meeting

29-11-2002

Notice is hereby given that CHR. HANSEN HOLDING A/S is holding its Annual General Meeting on Tuesday, December 17, 2002 at 4.15 p.m. at the address of the company, Bøge Allé 10-12, DK-2970 Hørsholm

The agenda of the meeting comprises the following items:

1.
Directors' report on the activities of the company during the past financial year.

2.
Submission of the annual report and adoption thereof and a resolution as to the discharging of the Board of Directors and the Board of Management from their obligations, having adopted the annual report.

3.
Adoption of a resolution as to the distribution of income or covering of loss,
as the case may be, according to the adopted annual report.

4.
Election of directors.
Mr. Steen Engel and Mr. Arne V. Jensen will retire by rotation, cf. article 5.2 of the Articles of Association. Steen Engel will retire due to age. Arne V. Jensen has not accepted renomination.

The Board of Directors proposes new election of Ms. Anne Birgitte Lundholt (50) and Mr. Peter Foss (46). Anne Birgitte Lundholt is President and CEO of Danske Slagterier and a member of the Board of Directors of H.J. Hansen Holding A/S and Orkla ASA. Peter Foss is President and CEO of FOSS A/S and a member of the Board of Directors of GN Store Nord A/S.

5.
Election of two independent accountants.
The Board of Directors proposes re-election of DELOITTE & TOUCHE
Statsautoriseret Revisionsaktieselskab and of KPMG C. Jespersen.

6.
Proposed amendment of the company's Articles of Association: A new article 3.7 indicating that Danske Bank is the company's registrar; amendment of article 4.2, as notices of general meetings of listed companies in the Danish Official Gazette (Statstidende) are no longer required; and reduction of the age limit of members of the Board of Directors in article 5.3.

7.
Authorization to the Board of Directors to acquire own B shares.

8.
Any other business.

Re item 6 of the agenda –
proposed amendment of the company's Articles of Association

The proposed amendments of the Articles of Association are as follows:

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1.
In order to give shareholders information on who is the Company's registrar, it is proposed that the following new article 3.7 be added:

"The Company's Register of Shareholders is kept by Danske Bank A/S, Aktiebog, Holmens Kanal 2-12, DK-1092 Copenhagen K, which has been appointed by the Board of Directors as registrar. The register of shareholders shall contain a record of all shares in the company. For registered shares, the names of the shareholders shall be recorded."

2.
As there is no longer a requirement that listed companies must advertise their general meetings in the Danish Official Gazette (Statstidende), it is proposed that article 4.2, which has the following wording:

"Annual general meetings shall be convened by the Board of Directors giving not more than four weeks' and not less than two weeks' notice, including the date of notice and the date of the general meeting, by notification stating the agenda in the Danish Official Gazette (Statstidende) and a national newspaper."

be amended to read:

"Annual general meetings shall be convened by the Board of Directors giving not more than four weeks' and not less than two weeks' notice, including the date of notice and the date of the general meeting, by notification stating the agenda in a national newspaper."

3.
The Board of Directors wishes to reduce the age limit for Board members. Therefore, it is proposed that article 5.3, which has the following wording:

"In addition, directors who have attained the age of 73 at the time of the annual general meeting shall retire."

be amended to read:

"In addition, directors who have attained the age of 70 at the time of the annual general meeting shall retire."

The Board of Directors shall be authorized to make such alterations and additions to the adopted proposals or the amended Articles of Association as are required by the Danish Commerce and Companies Agency as a condition for registration or which are recommended as appropriate.

The adoption of the proposed resolution requires a qualified majority pursuant to article 4.10, under which not less than two-thirds of both the votes cast and of the voting share capital represented at the general meeting must vote in favour of the resolution.

Re item 7 of the agenda –
proposed authorization to the Board of Directors to acquire own B shares

The Board of Directors proposes that the Annual General Meeting authorizes the Board of Directors – until the next Annual General Meeting – to let the company acquire own B shares with a nominal value of up to 10% of the class B share capital. The consideration for such shares must not deviate by more than 10% from the price of the B shares quoted by the Copenhagen Stock Exchange at the time of acquisition.

The adoption of the proposal requires a simple majority of votes.

- oOo -

The agenda, the audited annual report and the complete resolutions to be proposed at the Annual General Meeting are available for inspection by the shareholders at the company's office, 10-12 Bøge Allé, Hørsholm, Denmark, and are hereby sent to all shareholders recorded in the register of shareholders.

In pursuance of the Articles of Association, admission cards for the Annual General Meeting must be obtained not later than on Thursday, December 12, 2002. This can be done by filling in the attached

request for admission cards and either faxing or mailing it to Danske Bank. Admission cards and voting papers can also be obtained directly from Danske Bank on tel. +45 43 39 28 85, or at the office of the company, shareholder secretariat, tel. +45 45 74 74 74.

If you cannot attend the Annual General Meeting, the Board of Directors proposes that proxy be given to the Board to vote at the Annual General Meeting. Proxy may be given on the above mentioned request form.

The dividend adopted by the Annual General Meeting for the 2001/02 financial year, less applicable withholding tax, will be paid on Monday, December 23, 2002, to A shareholders at their registered addresses. Dividend to B shareholders will be transferred directly from the Danish Securities Centre on the same date, provided that the shares are registered with the Centre.

Prior to the Annual General Meeting the Company will give a presentation of the Ingredients Sector and the Allergy Sector. It starts at 3 p.m. and all shareholders are welcome.

Immediately after the Annual General Meeting, the Board of Directors invites shareholders attending the meeting for refreshments.

The Annual General Meeting will be conducted in Danish.

Hørsholm, November 29, 2002

THE BOARD OF DIRECTORS


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CHR HAN
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Articles

CHR. HANSEN HOLDING A/S
ARTICLES OF ASSOCIATION
CVR No. 61 06 95 18. With latest amendments as of 17 December 2002

Article 1
Name, registered office and objects of the company

1.1 The name The name of the company is Chr. Hansen Holding A/S. The company also carries on business under the name of Chr. Hansen's Laboratorium Aktieselskab (Chr. Hansen Holding A/S). The company's registered office is located in the municipality of Birkerød, Denmark.

1.2 The objects of the company are directly and indirectly as a holding company to carry on business as producers and merchants of biotechnological products, including natural ingredients, and pharmaceutical and chemical products, to develop processes and plant, and to carry on research and provide advisory services. The company may also invest in companies in Denmark and abroad, invest in property, and carry on financing business, when such activities fall within the objects, and, as directed by the Board of Directors, any other business in conjunction with the objects.

Article 2
The share capital and shares of the company

2.1 The share capital of the company amounts to DKK 101,283,600, of which DKK 9,207,600 is A shares and DKK 92,076,000 is B shares. The share capital is divided into shares of DKK 10 each or multiples thereof. The share capital is fully paid up.

2.2 The A shares are non-negotiable instruments issued in the name of the holder and registered in the register of shareholders of the company. No restrictions apply to the transferability of the A shares.

2.3 The B shares are negotiable instruments, which are registered with the Danish Securities Centre and issued to bearer. On request, the B shares may be registered in the register of shareholders of the company. Registration of a B share in the register of shareholders shall only be valid to the company when the company has received notice of the registration from the Danish Securities Centre. The company does not guarantee the correctness of notices received from the Danish Securities Centre. No restrictions apply to the transferability of the B shares.

2.4 By resolution adopted by the shareholders in general meeting, subject to both the Articles of Association of the company and the Danish Companies Act, the share capital of the company may be increased by subscription of both A shares and B shares at the existing ratio between the two share classes. A shareholders shall have pre-emption rights to the new A shares, and B shareholders shall have pre-emption rights to the new B shares. The pre-emption rights shall be exercised pro rata in proportion to the nominal shareholding of each shareholder.

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2.5 The Board of Directors is authorized to increase the share capital in one or more issues in the period until 28 February 2005 by the issue of new shares having a nominal value of up to DKK 30,385,080, equivalent to A shares having a nominal value of up to DKK 2,762,280 and B shares having a nominal value of up to DKK 27,622,800. On any increase of the share capital, the ratio between the two share classes shall remain unchanged, and A and B shares shall be offered at the same price. The share capital may be increased for cash or other consideration.

If the shares are issued at market price, the Board of Directors may decide that they shall be offered without pre-emption rights to the B shareholders, including that the new shares may only be subscribed by one or more specific investors, by way of a creditor's swap of debt, or as full or partial consideration for the acquisition of an existing operation or specific assets. However, the Board of Directors shall not have the power to direct that the capital increase can only be subscribed by one or more specific investors for cash consideration. If the shares are offered at market price, the price of both the A and B shares shall be the market price of the company's B shares.

2.6 New shares which are subscribed by A shareholders and issued pursuant to article 2.5 above shall be called AA shares and shall, like the A shares, be non-negotiable instruments and be issued to bearer. The new B shares to be issued under article 2.5 above shall be negotiable instruments and shall be issued to bearer but may be registered in the name of the holder. No restrictions apply to the transferability of the new shares, see articles 2.2 and 2.3 above.

Except for the special provision set out in article 2.7, the AA shares shall have the same rights and obligations as the existing A shares, including the same voting rights. If the authorization given to the Board of Directors under article 2.5 above is utilized for several issues of shares, the A shareholders and AA shareholders shall have joint pre-emption rights to the AA shares issued under the authorization, and the pre-emption rights shall be exercised in proportion to each shareholder's holding of A shares and AA shares.

For future capital increases which are not subject to the authorization given to the Board of Directors under article 2.5 above, the shareholders in general meeting may pass a resolution, observing the company's Articles of Association as well as the Danish Companies Act, to increase the share capital by offering both A, AA and B shares at the ratio then existing between the three share classes. A shareholders shall have pre-emption rights to the new A shares, AA shareholders shall have pre-emption rights to the new AA shares, and B shareholders shall have pre-emption rights to the new B shares. The pre-emption rights shall be exercised pro rata in proportion to the nominal shareholding of each shareholder.

The Board of Directors is authorized to amend the Articles of Association as a result of any capital increases made in pursuance of article 2.5 above, including to add the nominal amount of the AA share capital in article 2.1 above.

2.7 In the event that one or more AA shares are transferred to be held by other individuals or legal entities than the Lundbeck Foundation or companies which are group affiliated with the Lundbeck Foundation, cf. the definition of groups in section 2 of the Danish Companies Act, or in the event that a company which holds AA shares is no longer group affiliated with the Lundbeck Foundation, such AA shares but not the other AA shares shall be transferred to the B share capital in the same nominal amount as the AA shares until then. The Board of Directors shall convene an extraordinary general meeting as soon as possible, at which the Board of Directors shall propose that the AA share capital be reduced by the transferred AA shares against an equivalent and concurrent increase of the B share capital by new B shares. The capital reduction and capital increase shall be made at the same price per share. Notwithstanding articles 2.4 and 2.6 above, the new B shares shall only be subscribed by the transferee of the transferred AA shares, or by the company which was previously group affiliated with the Lundbeck Foundation.

2.8 The Board of Directors is authorized to make one or more issues of warrants to executives and senior managers of the company, its subsidiaries and associated companies to subscribe up to DKK 1,500,000 nominal value of B share capital, equivalent to 150,000 B shares of DKK 10 nominal value each.

The authorization shall be in force until 18 December 2005, but may be extended for one or more periods of one to five years at a time. The shareholders of the company shall have no pre-emption rights to any warrants so issued. No consideration shall be payable on the grant of the warrants. The specific terms and conditions shall be laid down by the Board of Directors.

2.9 The Board of Directors shall be authorized to increase the B share capital by one or more issues of shares up to DKK 1,500,000 nominal value or 150,000 B shares of DKK 10 nominal value each for cash payment in connection with the exercise of warrants issued under article 2.8 above.

The authorization shall be in force until 18 December 2005, but may be extended for one

or more periods of one to five years at a time. The shareholders of the company shall have no pre-emption rights to the new shares issued under this authorization. The Board of Directors shall lay down the specific terms and conditions governing the capital increase.

On each capital increase under this authorization, the ratio between A and AA shares, on the one hand, and B shares, on the other hand, shall be retained. The Board of Directors is therefore authorized to pass resolutions to increase the share capital by one or more issues of new shares up to DKK 150,000 nominal value of AA share capital, equivalent to 15,000 AA shares of DKK 10 nominal value each for cash payment in connection with the Board of Directors' resolution to issue new B shares. The price of the new AA shares shall be the market price of the B shares at the subscription time. The existing A shareholders and AA shareholders shall have joint rights of pre-emption to the new AA shares that are issued, exercisable pro rata in proportion to each shareholder's holding of A or AA shares.

2.10 The new shares subscribed by holders of warrants under article 2.9 above shall be B shares and negotiable instruments and shall be issued to bearer but may be registered in the name of the holder. The new AA shares to be issued to existing A shareholders and AA shareholders under article 2.9 above shall be non-negotiable instruments and shall be issued to named holders. Reference is made to articles 2.6 and 2.7 above with regard to the rights and obligations applicable to the new AA shares. There shall be no restrictions on the transferability of the new shares, see articles 2.2 and 2.3 above.

The Board of Directors is authorized to amend the Articles of Association as a result of the issue of warrants under article 2.8 above and any capital increases under article 2.9 above, including to add the nominal amount of the AA share capital in article 2.1 above.

Article 3
Rights of the shares

3.1 Each A share amount of DKK 10 shall have 10 votes.

Each B share amount of DKK 10 shall have 1 vote.

3.2 The shareholders shall have the same rights except for article 2.4 on pre-emption rights on capital increases, articles 2.6 and 2.7 on AA shares, including voting rights and pre-emption rights, and article 3.1 on the voting rights attached to the shares.

3.3 Each shareholder shall be entitled to attend and vote at the general meeting when the shareholder has requested an admission card not less than five days prior to the meeting. Admission cards shall be issued to anyone who is registered as a shareholder in the company's register of shareholders. For admission cards to be issued to shareholders who are not registered in the register of shareholders, a custody account statement which is not more than eight days old from the Danish Securities Centre or the shareholder's custodian institution shall be required as documentation of the shareholding.

3.4 The voting right may be exercised by proxy who shall, on request, be able to provide a written, dated instrument of proxy, which shall not be given for more than one year at a time. A shareholder shall be entitled to attend with his adviser.

3.5 The company's shares may be cancelled without judgment for the account of the shareholder in question pursuant to the rules of law thereon in force from time to time.

3.6 Dividends on A shares shall be paid to the A shareholders registered in the company's register of shareholders.

Dividends on B shares shall be paid in accordance with the rules of the Danish Securities Centre from time to time through transfer to the accounts stated by the B shareholders.

Payment of dividends shall be made in full discharge of the company's obligations.

The right to dividend shall be subject to the Statute of Limitations five years after the due date.

3.7 The company's register of shareholders is kept by Danske Bank A/S, Aktiebog, Holmens Kanal 2-12, DK-1092 Copenhagen K, which has been appointed by the Board of Directors as registrar. The register of shareholders shall contain a record of all shares in the company. For registered shares, the names of the shareholders shall be recorded.

Article 4
General meetings

4.2 Annual general meetings shall be convened by the Board of Directors giving not more than four weeks' and not less than two weeks' notice, including the date of notice and the date of the general meeting, by notification stating the agenda in a national newspaper.

4.3 Extraordinary general meetings shall also be convened by the Board of Directors within the same periods of notice and according to the same procedure as set out in Article 4.2 above. The meetings shall be convened within two weeks of receipt by the Board of Directors of a request for an extraordinary general meeting.

4.4 Where a proposal for amendments to the Articles of Association is to be considered by the shareholders in general meeting, the most important contents of the proposal shall be stated in the notice convening the meeting.

4.5 In order to be considered at the annual general meeting, proposals from the shareholders shall have been submitted in writing to the Board of Directors not later than on 1 November of each year.

4.6 Not later than eight days before each general meeting, the agenda and complete proposals, and for the annual general meeting also the audited annual report shall be available for inspection by the shareholders at the company's office and shall concurrently be sent to each registered shareholder who has so requested.

4.7 The general meetings shall be presided over by a chairman appointed by the Board of Directors. The chairman shall decide all matters relating to the procedure of the meeting and the voting.

4.8 The agenda of the annual general meeting shall comprise:

1. Directors' report on the activities of the company during the past financial year.
2. Submission of the annual report and adoption thereof and a resolution as to the discharging of the Board of Directors and the Board of Management from their obligations, having adopted the annual report.
3. Adoption of a resolution as to the distribution of income or covering of loss, as the case may be, according to the adopted annual report.
4. Election of directors.
5. Election of one or two independent accountants.
6. Any business proposed by the Board of Directors or the shareholders.
7. Any other business.

4.9 All resolutions adopted by the shareholders in general meeting shall be passed by simple majority of votes, unless otherwise provided by the Danish Companies Act or these Articles of Association.

4.10 Unless otherwise provided in the Danish Companies Act, resolutions to amend the Articles of Association shall be adopted by not less than two-thirds of the votes cast as well as of the voting share capital represented at the general meeting.

Article 5
Board of Directors and Board of Management

5.1 The Board of Directors of the company shall – in addition to any members elected in pursuance of the rules of the Danish Companies Act on employee representation – consist of four to eight members elected by the shareholders in general meeting.

5.2 At the annual general meeting each year, the two members elected by the shareholders in general meeting who have been in office for the longest time shall retire from office. If more than two members are to retire pursuant to this rule, the retirement shall be determined by lot.

The directors shall be eligible for re-election.

5.3 In addition, directors who have attained the age of 70 at the time of the annual general meeting shall retire.

5.4 The Board of Directors shall elect a Chairman and Vice Chairman from its own number and has fixed detailed rules for the handling of its work in its rules of procedure. The Chairman shall have the casting vote in the event of equality of votes.

5.6 The Board of Directors shall receive an annual fee, the size of which shall be fixed in the annual report.

Article 6
Powers to bind the company

6.1 The company shall be bound by the signatures of the Chairman or the Vice Chairman of the Board of Directors acting jointly with either one member of the Board of Management or two members of the Board of Directors; or by two members of the Board of Directors acting jointly with one member of the Board of Management; or by one member of the Board of Directors acting jointly with two members of the Board of Management; or by the President and Chief Executive Officer acting jointly with one member of the Board of Management.

Article 7
Audit

7.1 The company's annual report shall be audited by two state-authorized public accountants appointed by the shareholders in general meeting, or by one state-authorized public accountant appointed by the shareholders in general meeting, if allowed by current legislation. Independent accountants shall be elected for terms of one year and shall be eligible for re-election.

Article 8
Financial statements

8.1 The company's financial year is from 1 September to 31 August.

8.2 The financial statements shall give a true and fair view of the company's assets and liabilities, its financial position and income.


Dedicated to Value Creation

Report on the Annual General Meeting of Chr. Hansen Holding A/S held on December 17, 2002

19-12-2002

The AGM of Chr. Hansen Holding A/S today transacted the following business:

- Dividends of DKK 2.00 per share of DKK 10 were declared
- Ms. Anne Birgitte Lundholt and Mr. Peter Foss were elected new members of the Board of Directors
- DELOITTE & TOUCHE Statsautoriseret Revisionsaktieselskab and KPMG C. Jespersen were re-elected as the company's auditors
- The company's Articles of Association were amended as proposed by the Board of Directors, including a reduction of the age limit for Board members from 73 to 70
- the Board of Directors was authorized to acquire the company's own B shares with a nominal value of up 10% of the B share capital in the period until the next AGM at the market price prevailing at the time of acquisition subject to a deviation of up to 10%.

The Chairman of the Board, Sv. Dyrløv Madsen, made the following forecast for the 2002/03 fiscal year, which is in accordance with the outlook in the Chr. Hansen Group's annual report sent to the Copenhagen Stock Exchange on November 13, 2002:

"Assuming a stabilization of the global economy and interest rates and exchange rates at the levels prevailing at the beginning of the year, including an exchange rate of USD 1 = DKK 7.55, income before tax and minorities is expected to be DKK 140-150 million, as the increase in EBITA for Chr. Hansen and ALK-Abelló's existing business is not expected to fully offset the higher pipeline costs in ALK-Abelló. Net interest-bearing debt is expected to remain unchanged in 2002/03." Furthermore, the Chairman stated that these forecasts had been confirmed by developments during the first months of the new fiscal year, and he emphasized that the forecasts are based on the exchange rate level prevailing at the beginning of the fiscal year, and that a 1% change in the weighted basket of currencies would result in a 2% change in EBITA.

At the first Board meeting following the AGM, Mr. Sv. Dyrløv Madsen was elected Chairman of the Board, and Mr. Karsten Egelund was elected Vice Chairman of the Board.

Hørsholm, December 17, 2002

CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen Chairman	Erik Sørensen President and CEO

For further information please contact Erik Sørensen, President and CEO, or Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74.

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Dedicated to Value Creation

Quarterly Report (Q1) 2002/03 for the Chr. Hansen Group

22-01-2003

For the period September 1, 2002 - November 30, 2002 - unaudited

Chr. Hansen - Food Ingredients

- Sales were unchanged in local currencies
- *Exchange rates dropped 9%, with a corresponding fall in sales in DKK-terms to DKK 867* million
- The EBITA margin increased from 11% to 14%. EBITA increased by 18% to DKK 126 million
- For 2002/03, sales are forecast at DKK 3.5-3.6 billion owing to falling exchange rates. *Nevertheless,* the EBITA forecast for 2002/03 is retained, i.e. EBITA is expected to be higher than in 2001/02 as a result of the rising EBITA margin

ALK-Abelló - Allergy Vaccines

- Sales increased by 8% to DKK 320 million - organic growth was 10%
- EBITA for the existing business increased by 14% to DKK 81 million
- Pipeline costs increased to DKK 46 million from DKK 24 million in 2001/02
- For 2002/03, the forecast of an increase in EBITA for the existing business compared to 2001/02 is retained - as is the forecast of an increase in pipeline costs by approximately DKK 100 million to approximately DKK 250 million

Chr. Hansen Group

- Sales decreased by 5% to DKK 1,187 million - organic growth was 3%
- Income before tax increased by 5% to DKK 109 million
- Net interest-bearing debt reduced by DKK 151 million to DKK 2,163 million
- Income for the period attributable to Chr. Hansen Holding A/S amounted to DKK 46 million against DKK 48 million last year
- The forecast for the 2002/03 fiscal year of income before tax of DKK 140-150 million is retained

For further information please contact Erik Sørensen, President & CEO or Jan Honorè, VP Corporate Development & Communication, phone +45 45 74 74 74

Quarterly Report (Q1) 2002/03

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CHR. HANSEN
Group

Announcement No. 10 in 2002/03
January 22, 2003

QUARTERLY REPORT (Q1) 2002/03 FOR THE CHR. HANSEN GROUP

For the period September 1, 2002 - November 30, 2002 - unaudited

Chr. Hansen – Food Ingredients

- Sales were unchanged in local currencies
- Exchange rates dropped 9%, with a corresponding fall in sales in DKK-terms to DKK 867 million
- The EBITA margin increased from 11% to 14%. EBITA increased by 18% to DKK 126 million
- For 2002/03, sales are forecast at DKK 3.5–3.6 billion owing to falling exchange rates. Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is expected to be higher than in 2001/02 as a result of the rising EBITA margin

ALK-Abelló – Allergy Vaccines

- Sales increased by 8% to DKK 320 million – organic growth was 10%
- EBITA for the existing business increased by 14% to DKK 81 million
- Pipeline costs increased to DKK 46 million from DKK 24 million in 2001/02
- For 2002/03, the forecast of an increase in EBITA for the existing business compared to 2001/02 is retained – as is the forecast of an increase in pipeline costs by approximately DKK 100 million to approximately DKK 250 million

Chr. Hansen Group

- Sales decreased by 5% to DKK 1,187 million – organic growth was 3%
- Income before tax increased by 5% to DKK 109 million
- Net interest-bearing debt reduced by DKK 151 million to DKK 2,163 million
- Income for the period attributable to Chr. Hansen Holding A/S amounted to DKK 46 million against DKK 48 million last year
- The forecast for the 2002/03 fiscal year of income before tax of DKK 140-150 million is retained

Financial review for Q1 2002/03
Chr. Hansen - Ingredients Sector

Income statement, September 1 - November 30				
DKKm	**Q1 02/03**	%	Q1 01/02	%
Net sales	**867**	*100*	948	*100*
Cost of goods sold	**(518)**	*60*	(599)	*63*
Gross income	**349**	*40*	349	*37*
Research and development costs	**(57)**	*7*	(55)	*6*
Sales, marketing and administration expenses	**(166)**	*19*	(187)	*20*
Income from primary operations before amortization of goodwill (EBITA)	**126**	*14*	107	*11*
Amortization of goodwill	**(17)**	*2*	(17)	*2*
Income from primary operations (EBIT)	**109**	*12*	90	*9*

Depreciation incl. amortization of goodwill charged to the income statement	**60**	*7*	64	*7*
Income from primary operations before depreciation and amortization (EBITDA)	**169**	*19*	154	*16*

Net sales. Organic growth was 5% in Europe, South America and Asia/Pacific and minus 6% in North America. The combined organic growth rate was 0%. Management still believes that the low organic growth reflects a temporary stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Moreover, the weak organic growth in North America in particular was temporarily affected by rationalization of the product range and the partnership agreement discussed below. As exchange rates, especially of USD-related currencies, fell 9%, total sales fell to DKK 867 million from DK 948 million in 2001/02.

Sales

DKKm	**Q1 02/03**	Q1 01/02
North America	**335**	396
Rest of world	**532**	552
Ingredients	**867**	948

Europe
Sales in the European region was DKK 399 million in 2001/02 and DKK 400 million in 2002/03. Organic growth was 4%, while falling exchange rates caused sales to fall by 4%. Sales of cultures for the food industry, the agricultural industry and the health food industry continued to show satisfactory growth.

Owing to falling raw material prices, sales of animal rennet enzymes showed a minor decline. Sales of CHY-MAX fermented rennet enzymes continued to increase, which had a favourable impact on earnings.

In natural colours, several raw materials showed falling prices, which spilled on to the prices of finished products, resulting in a slight fall in sales.

Sales to the Russian and Eastern European markets continued to perform very well, primarily driven by sales to the dairy industry and the meat-processing industry.

North America
Sales in the North American region were down 15% from DKK 396 million to DKK 335 million. Sales fell 6% (organic growth) in USD-terms, while the USD/DKK exchange rate fell 9%. The company continued to focus on eliminating low-margin customers and low-margin products. The EBITA margin improved from 8% to 10%.

The negative organic growth was also affected by the fact that a partnership agreement with the Dutch company DMV concerning specialty products for the pharmaceutical industry stopped effective September 1, 2002 and was not replaced by a new agreement until December 1, 2002, namely with US company Foremost Farms.

The sales performance was satisfactory for enzymes and cultures for the dairy industry, while sales of natural colours were adversely affected by falling raw material prices, as was the case in Europe.

South America
Sales in the South American region - expressed in Danish kroner - fell 35% from DKK 92 million to DKK 60 million as a result of the sharp devaluations of the currencies of Argentina and Brazil. The economic downturn resulted in a sharp fall in the market for industrially produced ingredients, but Chr. Hansen succeeded in retaining its market share in the most important product areas. In spite of the difficult economic situation, the company succeeded in maintaining acceptable operating income in the region through tight management of sales prices.

Asia/Pacific
Sales in the Asia/Pacific region increased 18% from DKK 61 million to DKK 72 million. Organic growth was 19%, while falling exchange rates caused sales to fall by 1%. Organic growth was driven by cultures, natural colours and flavour solutions.

Gross income was unchanged at DKK 349 million, while the gross margin rose from 37% to 40%.

Capacity costs including R&D costs fell 7% to DKK 223 million as a result of the falling exchange rates.

Income from primary operations before amortization of goodwill(EBITA) increased by 18% to DKK 126 million. The EBITA margin increased from 11% to 14% as a result of the continued focus on improving profitability through a number of initiatives across the organization: extra efforts to sell high-margin products, elimination of low-margin products and low-margin customers, improvement of the product mix and efficiency improvements in production, logistics and sourcing. However, the strong growth in the EBITA margin in Q1 cannot be expected to continue throughout the year.

EBITA

DKKm	**Q1 02/03**	Q1 01/02
North America	**32**	32
EBITA % of sales	*10%*	*8%*
Rest of world	**94**	75
EBITA % of sales	*18%*	*14%*
Ingredients	**126**	107
EBITA % of sales	*14%*	*11%*

Amortization of goodwill was unchanged at DKK 17 million.

Income from primary operations increased by 21% to DKK 109 million, and the EBIT margin increased from 9% to 12%.

Balance sheet
The invested capital was reduced by DKK 44 million from DKK 3,208 million at August 31, 2002 to DKK 3,164 million at November 30, 2002.

The free sector cash flow before financial items was an inflow of DKK 162 million against an inflow of DKK 142 million in 2001/02.

Sector cash flow before financial items

DKKm	**Q1 02/03**	Q1 01/02
Income from primary operations	**109**	90
Depreciations and amortization	**60**	64
Change in working capital, adjustments, etc.	**41**	60
Sector cash flow from operating activities	**210**	214
Gross investments*	**(48)**	(72)
Free sector cash flow before financial items	**162**	142

*) A share of Holding's investments in the sector is included in gross investments.

Outlook for 2002/03
In the annual report for 2001/02, sales were forecast at DKK 3.6-3.7 billion based on the exchange rates prevailing at the end of the fiscal year, including a USD/DKK exchange rate of USD 1 = DKK 7.55.

The exchange rates dropped during Q1. Applying the exchange rates prevailing at the end of Q1, the sales forecast for the 2002/03 fiscal year is now DKK 3.5-3.6 billion, which is DKK 100 million less than the forecast made in the annual report for 2001/02.

Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is expected to be higher than in 2001/02 as a result of the rising EBITA margin.

Financial review Q1 2002/03
ALK-Abelló – Allergy Sector

Income statement, September 1 - November 30

DKKm	Q1 02/03	%	Q1 01/02	%
Net sales	**320**	*100*	295	*100*
Cost of goods sold	**(113)**	*35*	(102)	*35*
Gross income	**207**	*65*	193	*65*
Research and development costs	**(69)**	*22*	(43)	*15*
Sales, marketing and administration expenses	**(103)**	*32*	(103)	*35*
Income from primary operations before amortization of goodwill (EBITA)	**35**	*11*	47	*15*
Amortization of goodwill	**(1)**	*0*	(1)	*0*
Income from primary operations (EBIT)	**34**	*11*	46	*15*
Depreciation incl. amortization of goodwill charged to the income statement	**11**	*3*	10	*4*
Income from primary operations before depreciation and amortization (EBITDA)	**45**	*14*	56	*19*

Net sales increased by 8% from DKK 295 million to DKK 320 million. Organic growth was 10%. The growth in sales of allergy vaccines was 8%, consisting of 15% growth in sales of initial treatment kits and 4% growth in sales of maintenance treatments. Sales increased in all regions, with the strongest sales growth in Northern Europe. Management believes that part of this sales growth is the result of timing differences in sales.

Gross income rose by 7% to DKK 207 million.

Capacity costs including R&D costs increased by DKK 26 million. R&D costs include income of DKK 7,5 million received from Schering-Plough.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 35 million compared to DKK 47 million last year. EBITA for the existing business increased by 14% to DKK 81 million. Pipeline costs increased from DKK 24 million to DKK 53 million, from which the above mentioned income from Schering-Plough will be deducted. The pipeline costs are expected to increase in the coming quarterly periods, primarily as a result of the start-up of Phase IIb/III clinical trials of the grass tablet in Europe and Canada.

EBITA

DKKm	Q1 02/03	Q1 01/02
Existing business	**81**	71
EBITA % of sales	*25%*	*24%*
Pipeline	**(46)**	(24)
ALK-Abelló	**35**	47

Amortization of goodwill amounted to DKK 1 million.

Income from primary operations totalled DKK 34 million compared to DKK 46 million last year.

Balance sheet
The invested capital was reduced by DKK 164 million from DKK 744 million at August 31, 2002 to DKK 580 million at November 30, 2002.

The free sector cash flow before financial items increased by DKK 8 million from DKK 53 million in 2001/02 to DKK 61 million, mainly as a result of an improvement in working capital.

Sector cash flow before financial items

DKKm	Q1 02/03	Q1 01/02
Income from primary operations	**34**	46
Depreciations and amortization	**11**	10
Change in working capital, adjustments, etc.	**34**	13
Sector cash flow from operating activities	**79**	69
Gross investments*	**(18)**	(16)
Free sector cash flow before financial items	**61**	53

*) A share of Holding's investments in the sector is included in gross investments.

Outlook for 2002/03

For the fiscal year 2002/03, the forecast of organic growth of 4-5% for the existing business is retained, with similar sales growth in DKK-terms. The EBITA margin is expected to continue to increase. The forecast of an increase in pipeline costs is retained at approximately DKK 100 million to approximately DKK 250 million owing to the *implementation of the costly Phase IIb/III studies* of the sublingual tablet against grass allergy.

Financial review for Q1 2002/03 - Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report for 2001/02.

Income statement
Income from primary operations has been reviewed above for each segment.

Income from primary operations (EBIT)

Chr. Hansen	DKKm	109
ALK-Abelló	DKKm	34
Holding/eliminations	DKKm	(1)
Chr. Hansen Group	DKKm	142

Net financial expenses amounted to DKK 33 million against DKK 37 million last year.

Income before tax amounted to DKK 109 million, which was 5% higher than last year.

Tax calculated on the income for the period amounts to DKK 49 million, equivalent to 45% of income. The tax rate is high because part of the amortization of goodwill is not tax deductible, and because a relatively large proportion of the Group's earnings is derived in countries with a high tax rate.

The Chr. Hansen Group's net income including minority interests amounted to DKK 60 million, same as last year, and net income attributable to Chr. Hansen Holding was DKK 46 million against DKK 48 million last year.

Earnings per share amounted to DKK 4.5, compared to DKK 4.7 last year.

Balance sheet
The invested capital was reduced by DKK 147 million from DKK 4,329 million at August 31, 2002 to DKK 4,182 million at November 30, 2002.

Equity stood at DKK 2,006 million, equivalent to 37% of total assets.

As a result of the cash inflow generated, net interest-bearing debt was reduced by DKK 151 million from DKK 2,314 million at August 31, 2002 to DKK 2,163 million at November 30, 2002.

The increase in equity was composed as follows:

▸ Net income for the period	DKKm	46
▸ Exchange rate adjustments	DKKm	(20)
▸ Hedges of future transactions	DKKm	3
▸ Total increase in equity	DKKm	29

Cash flow DKKm	**Q1 02/03**	Q1 01/02
Income from primary operations	**142**	141
Depreciation, amortization and write-downs	**75**	78
Change in working capital, adjustments, etc.	**51**	55
Paid non-recurring costs, interest and tax	**(62)**	**(51)**
Cash flow from operating activities	**206**	223
Investments	**(65)**	(77)
Free cash flow	**141**	146

Investments DKKm	**Q1 02/03**	Q1 01/02
Gross investments in:		
Chr. Hansen	**48**	72
ALK-Abelló	**18**	16
Total gross investments	**66**	88
Disposals, etc.	**(1)**	(11)
Investments	**65**	77

The Chr. Hansen Group's outlook for 2002/03

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of the first quarter, including an exchange rate of USD 1 = DKK 7.48.

Sales. The target of 5% organic sales growth is retained.

Income before tax. The forecasts of EBITA are commented on under each sector. Goodwill amortization and finance costs are expected to be slightly lower than in 2001/02. The forecast of Group income before tax of DKK 140-150 million is retained.

Forward-looking statements

This quarterly report contains forward-looking statements, including forecasts of future sales and income from operations. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause the actual developments and results to differ materially from the expectations contained in the quarterly report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors. This quarterly report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

Financial calendar

April 30, 2003	Q2 2002/03
July 3, 2003	Q3 2002/03
Week 47 2003	Q4 2002/03

Hørsholm, January 22, 2003
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

Financial highlights - 1 September - 30 November

Chr. Hansen Group

DKKm	Q1 2002/03	Q1 2001/02	Aug 31, 2002
Income statement			
Net sales	**1,187**	1,243	
Growth in %	***-5%***	*3%*	
Cost of goods sold	**(628)**	(698)	
Gross income	**559**	545	
Research and development costs	**(121)**	(93)	
Sales and marketing expenses	**(184)**	(184)	
Administrative expenses	**(116)**	(102)	
Other operating income	**23**	4	
Other operating costs	**(1)**	(11)	
Income from primary operations before amortization of goodwill (EBITA)	**160**	159	
Amortization of goodwill	**18**	18	
Income from primary operations (EBIT)	**142**	141	
Net financial items incl. result in assoicated companies before tax	**(33)**	(37)	
Income from ordinary operations before tax	**109**	104	
Net income for the period	**46**	48	
Income from primary operations before depreciation and amortization (EBITDA)	**217**	219	
Average number of employees	**3,489**	3,470	
Balance sheet			
Total assets	**5,445**	6,005	5,388
Invested capital	**4,182**	4,751	4,329
Interest-bearing debt - net	**2,163**	2,549	2,314
Equity	**2,006**	2,191	1,977
Information on shares			
Shares in 1,000 pcs, DKK 10 each	**10,128**	10,128	10,128
Cash flow and investments			
Depreciation and amortization	**75**	78	
of this amortization of goodwill	***18***	*18*	
Cash flow from primary operations	**206**	223	
Investments	**(65)**	(77)	
Free cash flow	**141**	146	
Key figures			
Return on primary operations before amortization of goodwill (EBITA)	**13.5**	12.8	8.0
Return on primary operations (EBIT)	**12.0**	11.3	6.5
Equity ratio	**36.8**	36.5	36.7
Earnings per share before amortization of goodwill (EPSAA) - DKK	**6.3**	6.5	11.7
Earnings per share (EPS) - DKK	**4.5**	4.7	4.8
Cash flow per share (CFPS) - DKK	**19.0**	20.8	51.5
Net asset value per share - DKK	**198.1**	216.4	195.2

Definitions please see page 15

Income statement, September 1 - November 30

Chr. Hansen Group

DKK 1,000	Note	Q1 2002/03	Q1 2001/02
Net sales	1	**1,187**	1,243
Cost of goods sold		**(628)**	(698)
Gross income		**559**	545
Research and development costs		**(121)**	(93)
Sales and marketing expenses		**(184)**	(184)
Administrative expenses		**(116)**	(102)
Other operating income		**23**	4
Other operating costs		**(1)**	(11)
Income from primary operations before amortization of goodwill		**160**	159
Amortization of goodwill		**(18)**	(18)
Income from primary operations		**142**	141
Income before tax from associated companies		**-**	1
Interest receivable and other financial income		**3**	5
Interest payable and other financial expenses		**(36)**	(43)
Income before tax		**109**	104
Tax on the income for the period		**(49)**	(44)
Net income for the period including minority interests		**60**	60
Minority stockholders' share of the results of subsidiaries		**(14)**	(12)
Net income for the period		**46**	48
Earnings per share (EPS) - DKK		**4.5**	4.7

Balance sheet at November 30

Chr. Hansen Group

DKK 1,000	**Nov 30, 2002**	Aug 31, 2002	Nov 30, 2001
Fixed assets			
Intangible fixed assets			
Goodwill	**1,094**	1,115	1,227
Other intangible fixed assets	**236**	247	276
	1,330	1,362	1,503
Tangible fixed assets			
Land and buildings	**1,138**	1,070	1,154
Plant and machinery	**596**	581	587
Other fixtures and equipment	**145**	154	169
Construction in progress	**122**	190	139
	2,001	1,995	2,049
Financial fixed assets			
Investments in associated companies	**3**	3	37
Deferred corporate income tax	**43**	24	75
Securities and receivables	**14**	12	12
	60	39	124
Total fixed assets	**3,391**	3,396	3,676
Current assets			
Inventories			
Raw materials and supplies	**255**	256	321
Work in progress	**224**	224	254
Finished goods and goods for resale	**466**	486	555
	945	966	1,130
Receivables			
Trade accounts receivable	**686**	682	786
Miscellaneous receivables	**109**	75	44
Tax receivable	**25**	26	30
Prepayments and deferred charges	**53**	20	46
	873	803	906
Cash and cash equivalents	**236**	223	293
Total current assets	**2,054**	1,992	2,329
Total assets	**5,445**	5,388	6,005

Balance sheet at November 30

Chr. Hansen Group

DKK 1,000	Note	**Nov 30, 2002**	Aug 31, 2002	Nov 30, 2001
Equity				
Capital stock	2	**101**	101	101
Hedges of future transactions		**2**	(1)	-
Other reserves		**1,883**	1,857	2,070
Proposed dividend		**20**	20	20
Total equity	3	**2,006**	1,977	2,191
Minority stockholders	3	**55**	42	50
Provisions				
Pensions and similar obligations		**66**	81	67
Other obligations		**18**	7	73
Deferred corporate income tax		**60**	64	123
Total provisions		**144**	152	263
Liabilities				
Long-term liabilities				
Mortgage loans		**383**	390	408
Other long-term liabilities		**1,515**	1,574	1,455
		1,898	1,964	1,863
Current liabilities				
Mortgage loans and other long-term liabilities		**69**	71	64
Bank loans and financial loans		**445**	514	927
Trade accounts payable		**299**	261	220
Corporate income tax		**157**	52	71
Miscellaneous payables		**302**	299	296
Deferred income		**70**	56	60
		1,342	1,253	1,638
Total liabilities		**3,240**	3,217	3,501
Total equity, provisions and liabilities		**5,445**	5,388	6,005

Cash flow statement, September 1 - November 30

Chr. Hansen Group

DKK 1,000	Note	Q1 2002/03	Q1 2001/02
Income from primary operations		**142**	141
Adjustments	A	**71**	79
Working capital changes	B	**55**	54
Interest and other financial income received		**3**	5
Interest and other financial income paid		**(35)**	(42)
Current income taxes paid		**(30)**	(14)
Cash flow from operating activities		**206**	223
Investments - intangible fixed assets		**(1)**	(2)
Investments - tangible fixed assets		**(63)**	(90)
Sales of tangible fixed assets		**1**	11
Change of financial fixed assets		**(2)**	4
Cash flow from investments		**(65)**	(77)
Free cash flow		**141**	146
Change in financial liabilities		**(129)**	(27)
Dividend paid to minority interests		**-**	(4)
Cash flow from financing activities		**(129)**	(31)
Net cash flow for the period		**12**	115
Cash and cash equivalents and securities at beginning of period		**223**	178
Unrealized gain on foreign currency carried as cash and cash equivalents and securities		**1**	-
Net cash flow for the period		**12**	115
Cash and cash equivalents and securities end of period		**236**	293
A Adjustments			
Depreciation and amortization		**75**	78
Change in provisions		**(4)**	1
		71	79
B Working capital changes			
Inventories		**15**	82
Receivables		**49**	(1)
Trade account payable		**39**	(69)
Other liabilities		**(48)**	42
		55	54

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

Notes to the income statement

Chr. Hansen Group

DKK 1,000	**Q1 2002/03**	Q1 2001/02
1 Net sales		
Net sales by geographical segments		
Denmark	**9**	9
Europe (excl. Denmark)	**668**	636
North America	**361**	424
Other markets	**149**	174
	1,187	1,243
Net sales by sector		
Ingredients Sector	**867**	948
Allergy Sector	**320**	295
	1,187	1,243

The above mentioned geographical segment information has been distributed according to the customers' location.

Notes to the balance sheet

DKK 1,000	**Nov 30, 2002**	Aug 31, 2002	Nov 30, 2001
2 Capital stock			
Balance at beginning of period	**101**	101	101
Balance at end of period	**101**	101	101

The Chr. Hansen Group holds 14,118 own shares.

DKK 1,000	**Nov 30, 2002**	Aug 31, 2002	Nov 30, 2001
3 Total Equity and minority			
Total equity and minority at beginning of period	**2,019**	2,157	2,157
Income for the period	**60**	49	60
Foreign currency translation adjustment of equity in foreign subsidiary companies at beginning of period	**(21)**	(191)	31
Hedges of future transactions, movements for the period	**3**	4	(3)
Dividend for minority stockholders	**(0)**	-	(4)
Total equity and minority at end of period	**2,061**	2,019	2,241

Business segments - primary segments

Chr. Hansen Group	Ingredients		Allergy		Holding/ eliminations		Chr.H ansen Group	
September 1 - November 30	**Q1**	Q1	**Q1**	Q1	**Q1**	Q1	**Q1**	Q1
DKKm	**2002/03**	2001/02	**2002/03**	2001/02	**2002/03**	2001/02	**2002/03**	2001/02
INCOME STATEMENT								
Net sales	**867**	948	**320**	295	**-**	-	**1,187**	1,243
Cost of goods sold	**(518)**	(599)	**(113)**	(102)	**3**	3	**(628)**	(698)
Gross income	**349**	349	**207**	193	**3**	3	**559**	545
Research and development costs	**(57)**	(55)	**(69)**	(43)	**5**	5	**(121)**	(93)
Capacity costs, etc.	**(166)**	(187)	**(103)**	(103)	**(9)**	(3)	**(278)**	(293)
Income from primary operations before amortization of goodwill (EBITA)	**126**	107	**35**	47	**(1)**	5	**160**	159
Amortization of goodwill	**(17)**	(17)	**(1)**	(1)	**-**	-	**(18)**	(18)
Income from primary operations (EBIT)	**109**	90	**34**	46	**(1)**	5	**142**	141
BALANCE SHEET								
Intangible fixed assets	**1,191**	1,341	**139**	162	**0**	0	**1,330**	1,503
Tangible fixed assets	**1,371**	1,442	**230**	203	**400**	404	**2,001**	2,049
Financial fixed assets	**32**	69	**23**	18	**2**	-	**57**	87
Investments in associated companies	**-**	34	**-**	-	**3**	3	**3**	37
Total fixed assets	**2,594**	2,886	**392**	383	**405**	407	**3,391**	3,676
Inventories	**650**	792	**295**	338	**-**	-	**945**	1,130
Receivables	**625**	723	**232**	179	**16**	4	**873**	906
Cash and cash equivalents	**103**	114	**132**	178	**1**	1	**236**	293
Total current assets	**1,378**	1,629	**659**	695	**17**	5	**2,054**	2,329
Total assets	**3,972**	4,515	**1,051**	1,078	**422**	412	**5,445**	6,005
Total equity and minority	**2,018**	2,001	**104**	264	**(61)**	(24)	**2,061**	2,241
Provisions	**64**	172	**41**	42	**39**	49	**144**	263
Long-term liabilities	**1,009**	945	**97**	110	**792**	808	**1,898**	1,863
Current liabilities	**881**	1,397	**809**	662	**(348)**	(421)	**1,342**	1,638
Total liabilities	**1,890**	2,342	**906**	772	**444**	387	**3,240**	3,501
Total equity, provisions and liabilities	**3,972**	4,515	**1,051**	1,078	**422**	412	**5,445**	6,005
INVESTMENTS								
Fixed assets	**45**	59	**12**	14	**8**	4	**65**	77

Geographical segments - secondary segments*

Chr. Hansen Group	Fixed assets		Current assets		Total assets		Investments fixed assets	
September 1 - November 30	**Q1**	Q1	**Q1**	Q1	**Q1**	Q1	**Q1**	Q1
DKKm	**2002/03**	2001/02	**2002/03**	2001/02	**2002/03**	2001/02	**2002/03**	2001/02
Denmark	**1,827**	1,929	**441**	402	**2,268**	2,331	**24**	23
Europe (excl. Denmark)	**545**	480	**943**	1,038	**1,488**	1,518	**29**	58
North America	**966**	1,180	**515**	644	**1,481**	1,824	**10**	(6)
Other markets	**53**	87	**155**	245	**208**	332	**2**	2
Total	**3,391**	3,676	**2,054**	2,329	**5,445**	6,005	**65**	77

*) Net sales are specified in note 1. The above geographical segment information has been specified by location of assets.

Definitions

Invested capital	*Intangible and tangible fixed assets, inventories and receivables excluding provisions (deferred tax excluded), trade accounts payables, other debt and minorities*
Return on primary operations before amortization of goodwill (EBITA)	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations (EBIT)	*Income from primary operations x 100/Net sales*
Equity ratio	*Equity at end of period x 100/Liabilities and equity at end of period*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the period excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the period excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority stockholders' share/Average number of shares*
Net asset value per share - DKK	*Equity at end of period/Number of shares at end of period*


Dedicated to Value Creation

How advanced production technology and effective logistics create competitive advantages in the food ingredients industry

05-02-2003

Invitation to Capital Market Day with focus on the Ingredients Sector

The Chr. Hansen Group invites professional investors, financial analysts and the financial press to a capital market day on

Monday 19 May from 11.00 a.m. to 4.30 p.m.

As a follow up on last year's Capital Market Day we will visit two of our Danish production sites for cultures and natural colours.

You will also meet Corporate Management who will give you an update on the industry and be available for Q&A.

We look forward to seeing you at Chr. Hansen.

Please inform Helle Sandal of your participation before 24 February - phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com.


Dedicated to Value Creation

Change of Release Date of Q1 Report 2002/03 for the Chr. Hansen Group and Invitation to Meeting of Analysts

15-01-2003

The Chr. Hansen Group releases its quarterly report (Q1) for the financial year 2002/03 on Wednesday 22 January 2003 in stead of on 30 January 2003 as previously informed.

The company therefore invites analysts to a meeting with the Management on Thursday 23 January at 09.00 a.m. at the company headquarters 10 - 12 Bøge Allé in Hørsholm. Breakfast is served from 08.30 a.m.

Please contact secretary Helle Sandal, phone +45 45 74 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before 20 January 2003, if you wish to participate. The meeting will be held in Danish.

Hørsholm, 15 January 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74.

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Dedicated to Value Creation

New issue of our shareholder magazine

14-02-2003

Insight is our shareholder magazine, which covers both the ingredients and the allergy sectors within the Chr. Hansen Group.

In the latest issue, you can read about our new application- and technology centre, improved profitability due to IT-investments, about new dialogues between clinic and industry on better allergy treatment. You can also find information about a grass allergy tablet that is on its way, and treatment with drops under the tongue which has made a breakthrough in southern Europe. Insight is also the place where to read about new Chr. Hansen products, and new ideas generated at a research seminar. Finally you will find an extract from the quarterly report, Q1.



Related infor



Chr. H
Chr. Ha
founde


Insight
Improving the quality of food and health
for people all over the world
FEBRUARY 2003 NO. 1
WWW.CHR-HANSEN.COM
CHR. HANSEN

Grass allergy tablet well on its way

ALK-Abelló's tablet-based vaccine against grass pollen allergy has made good progress through the initial development phase. The next step is an international study of the tablet's efficacy.

Page 11

New innovative products

More than two years of intensive research are beginning to pay off. Market reception of new cultures is promising and Chr. Hansen has just developed a new probiotic ice-cream

Page 12

Extract from the quarterly report

Ingredients Sector:

- EBITA margin increased from 11% to 14%
- EBITA increased by 18% to DKK 126 million

Page 16



CONTENTS



Susanne Krogh, safety manager, is delighted with the assessment

First-class working environment

"We're really reaping the rewards of all the hard work put in over the last two years," says Susanne Krogh, safety manager at Chr. Hansen in Hørsholm, who is delighted with the latest assessment of the company's working environment. The Danish Working Environment Service recently assessed Chr. Hansen's five departments in Denmark and gave all of them the highest possible grade.

This is a remarkable achievement, because things looked less good when the inspectors visited less than two years ago and gave several departments the lowest possible grade. "That came as a major shock to us but there was simply too much that we didn't really have under control," says Susanne Krogh. "Since then management and staff have worked closely together and broken new ground to sort things out. And now we have proof that our efforts have been successful."

Shareholder service - at our website

Stock-exchange announcements and other news can be sent directly to your e-mailbox. Or get an SMS on your cell phone whenever the Chr. Hansen Group issues a stock-exchange announcement. Finally, via our website you can order our Annual Report and other publications.
See www.chr-hansen.com



No unwanted bacteria in wine

The way to better wine

A new study conducted by Chr. Hansen together with Canadian Inovatech shows that the protein lysozyme can effectively prevent the growth of unwanted bacteria in wine. The multiple benefits include better process control for winemakers and better health for consumers.

Traditionally, the growth of unwanted bacteria has been fought with sulphite. Using lysozyme against bacteria will in some cases allow winemakers to lower the dosage of sulphite. The advantages of this will be enjoyed by winemakers and consumers alike. Product developer Peter Sommer explains: "High concentrations of sulphite affect the sensory qualities of the wine. Furthermore, a high level of sulphite in wine is considered a health concern. Severe allergic reactions have been related to sulphite. We recommend combining the use of lysozyme with sulphite, especially in wines of high pH, as this will give better overall process control."

The studies were carried out with Chr. Hansen's lysozyme product, which is available under the brand name Lactizyme. Lysozyme is derived from egg white.



Danish colleagues' proposal presented in Thailand

Danish proposal

Two Chr. Hansen employees have served as advisors to the government in Thailand. Per Strøman (senior research chemist, geneticist) and Peter Sørensen (section manager for pilot plant) have been involved in the development of the DKK 1.5 billion Thailand Science Park.

Strøman and Sørensen were asked to advise on the purchase of hi-tech laboratory equipment for bioscience and the establishment of a fermentation pilot plant. The Thai National Science and Technology Development Agency (NSTDA) is currently reviewing the suggestions of the Danish experts.

The science park lies 70 km north of Bangkok and covers some 300,000 m². The aim of the park is to accelerate the development of local resources and to become a hub of specialists and researchers from various fields of industry. Moreover, the science park is committed to carrying out research and development that have potential commercial applications, through cooperation between the private sector, academic institutions and the NSTDA. This also involves cooperation with companies and research institutions abroad.

2003 – a groundbreaking year



We are now well into a new year and the Chr. Hansen Group has published its first quarterly report for 2002/03. We are continuing to see the results of the strategic and structural changes we made two years ago.

The Ingredients Sector's results and cash flow continue to move in the right direction, while the Allergy Sector – ALK-Abelló – is also reporting sound financial results for its core business and its pipeline is developing according to plan.

The next news to be published on the pipeline will be the results of the extensive Phase II-III clinical trial intended to open up the UK market for the injection-based vaccine Alutard® SQ for grass-pollen allergy. We expect to be able to announce these important results by the end of March.

2003 will be a groundbreaking year for the Chr. Hansen Group in many different ways.

It will, we hope, be a year when the Ingredients Sector continues to report growth in EBITA, cash flow and return on invested capital.

It will also, we hope, be the year when the great effort put in at ALK-Abelló bears fruit, with the key Phase II-III clinical trials for the new tablet against grass-pollen allergy demonstrating a significant clinical effect. We expect to be able to report on this in the first quarter of 2004.

There are still many sources of uncertainty. What will happen to exchange rates? Will the global economy pick up? Will there be war in Iraq? But at the Chr. Hansen Group we think that we are on the right track and are cautiously optimistic about the future.

Erik Sørensen, President and CEO

Partnership in practice



According to Section Manager Anders Neimann-Sørensen, ATC means even better advice for customers

A new Application & Technology Centre opened recently in Hørsholm, Denmark, as a place where customers and Chr. Hansen's experts can work together to find new solutions

BY OLE LINDHARDT

"We have all the latest equipment and can make practically anything," says a proud Anders Neimann-Sørensen, section manager at the new Application & Technology Centre (ATC) at Chr. Hansen in Hørsholm in Denmark. "Cheese, dairy products, margarine, sauces, dressings, ice-cream, confectionery, soft drinks – you name it!"

The ATC has three main elements. In the kitchens, gourmet chefs experiment with flavours and develop recipes, primarily for sauces, soups and dressings. In the laboratories, colour experts work with natural colourings for all kinds of foods, including confectionery and soft drinks. Typical projects might be a green coating for a lozenge or a warm yellow colour for a curry mix.

Finally there is Anders Neimann-Sørensen's own department in the basement – what he calls the "wet" department. Here there is a full-blown dairy and factory in miniature, which, as mentioned above, can make a bit of everything. The common denominator for the three departments is that they have been set up in such a way that visitors can easily follow and participate in the work going on there. In fact, that is the whole point of the ATC.

For both employees and customers

The centre tackles a wide range of different jobs every day and forms a natural part of work on developing and evaluating new ingredients from Chr. Hansen. The ATC is also there to help customers to implement Chr. Hansen's colours, cultures, enzymes and flavours in their production. For example, a strawberry ice-cream was recently produced in ten different shades of pink for a customer in eastern Europe. This strawberry ice-cream is also a good example of how the different experts at the ATC work closely together – in this case the colour experts and the dairy people.

Another important area is training Chr. Hansen's own staff in the Group's many different products. "Today and tomorrow, for instance, we are being visited by a large group of our agents in southern Europe and Romania," says Neimann-Sørensen. "They will be making feta today and yoghurt tomorrow. In southern Europe sales staff do not generally have as technical a background as those in, say, Denmark, so few of them have ever had their hands in a cheese vat before. But now they have the chance, and this will put them in a position to give customers even better advice."

Guests from around the world

The centre was officially opened on August 26 last year and customer visits have really begun to take off during the last couple of months. The first visitors were a team from a leading Polish dairy who came in early December to make margarine.

"We used the first few months to build up our own expertise," says Neimann-Sørensen. "There was a lot of new equipment that we needed to run in and learn how to use properly. Our customers deserve a quality service and this means that we need to know every last detail. The customers who come here are often experienced people with many years in the industry, so we need to be right at the top of our game if we're to show them something new."

The fact that visitors get involved in the work at the ATC means that Chr. Hansen's own staff are also on a constant learning curve. "Before the group from Poland arrived, we had a Polish margarine expert here for two days," says Neimann-Sørensen. "She was

Global customer service and research facilities

Chr. Hansen has application centres in 21 countries. The ATC in Hørsholm is the newest and most extensively equipped, but all centres offer customers advice and technical services

We have major research and development centres in:

Milwaukee

R&D centre for dairy cultures, dairy flavours, colours, enzymes, probiotics and human health, and animal health and nutrition

Montpellier (Pradez-le-Lez)

R&D centre for wine cultures. Also research into colours (anthocyanin)

Arpajon

Development of cultures, primarily for the dairy industry

Hørsholm

Company headquarters. Extensive basic research facilities

ATC is an opportunity to try it all. Colours, cultures, enzymes and flavours are all part of the customers' production



incredibly good and we learnt a lot from her. Together we managed to produce a stable margarine mixture with only 30% fat, which is no easy task."

Extensive use is made of Chr. Hansen's close-knit global network: "The time we were making feta, we brought our own man up from Greece so that we could be sure that we got everything right," says Neimann-Sørensen. "We've also had guests from Russia, and Czechs looking at sauces. So the ATC is truly something of a cultural melting pot."

Further development

The wide variety of guests and projects asks a great deal of both staff and equipment: "The production processes we come up with must be realistic," says Neimann-Sørensen. "They need to be comparable with the full-scale processes that customers will later introduce at their own dairy or factory. Otherwise our work is practically useless. So we've spent a lot of time considering and discussing various issues. It's not enough to produce one kilo of feta but is it enough to produce ten kilos? Or should we make 15 or 100 kilos? Is it enough to produce ten litres of hollandaise sauce? This might seem banal but it's absolutely crucial."

Much of the equipment runs on software developed specifically for the ATC by Chr. Hansen's own IT department. High priority has been given to capturing data throughout the process so that all relevant data is available when later evaluating and attempting to reproduce the production process.

Naturally the ATC is constantly being developed with the addition of more and more specialist areas – this is essential given industry trends and customer needs. "We've just ordered machinery for making mozzarella and in two weeks we'll be getting new equipment so we can make cheddar with the right cutting technology," says Neimann-Sørensen. "We hope that this will encourage even more people to come and visit us."

Tapping the potential





"We see a significant improvement in profitability," says Leif Nørgaard, Executive Vice President

Over the last four years the Chr. Hansen Group has invested around DKK 200 million in new information technology. Now the results are beginning to appear

BY JYTTE WOLFF-SNEEDORFF

The main IT system is based on SAP R/3 and combined with associated systems for managing the business has led to a high degree of simplification and standardization. All countries and processes are now linked together in a brand new way and day-to-day work has become noticeably easier – for all staff. We have already made major advances.

This is confirmed by Gitte Langhoff from Customer Service in Avedøre, Denmark: "My colleagues and I save a lot of time every day now that we've got the new IT systems. The risk of making mistakes is also minimized, as you're only operational in your own field. But you can still go in and have a look at what other people are doing. The best thing about SAP is the procedures we have introduced to ensure that we use the systems optimally."

Boundaries redrawn

"This is why we now have the same procedures in all of the countries that have implemented SAP," says logistics manager Asger Rønnow. He contributed to developing the system and is now a user. The IT department was the driving force for both SAP and the related projects. Streamlined routines make us stronger, both internally and in the service we offer our customers. For example, the Atlantic Ocean is now far smaller. Staff are working together right across the organization. And we can transfer goods from country to country in an instant – for example, people in England can see what goods we have in stock in Avedøre in Denmark. SAP keeps tabs on all the transactions. All this means that the customer feels that he is buying locally – but with the peace of mind that goes with working with a global company. It also gives our own staff an opportunity to reach the right decisions locally. All procedures, including sales and order planning, have been simplified.

"We have also analysed and defined set guidelines for how we want production planning to be undertaken in all of the SAP countries. Here SAP is the perfect tool for business integration. There is still potential to be tapped as we are constantly spotting new possibilities. So we're continuing to send internal SAP experts to the various countries to ensure optimum performance – of both hardware and people."

Profitable investment

Asked what we have got in return for all the money invested in IT, Executive Vice

President Finance & IT Leif Nørgaard replies: "The most important results are a marked improvement in profitability and the way that we have been able to bring down working capital thanks to better management using the new tools. Our IT investments and global web strategy have also made e-business part of our everyday lives. Without SAP we would not have been able to offer our Customer Web Centre, which is being used by a growing number of customers to order goods, track deliveries, download analysis certificates and so on."

Executive Vice President Global Production & Supply Hans Thorkilgaard adds: "SAP R/3 and the associated management system have taken us a big step forward. We now have direct access to profitability data by product and market – right down to the most detailed level. The increased transparency and vastly improved reliability of our data make it possible for everyone in the organization to intervene more quickly and effectively when circumstances change or problems arise. And the improved IT tools and simpler procedures have given production a real boost in terms of administration – for example, last year we were able to increase production, sales and transaction volumes considerably at our factories in Denmark without having to take on a single administrative employee.

"Another area where improved management has resulted in major savings is stocks, which were reduced by more than 15% last year thanks to better controls. Finally, better forecasts from each country mean that we have a far more reliable foundation on which to base purchasing and production decisions, putting us in a better position to produce the right goods at the right time. This enables us to both keep costs down and offer first-class delivery precision."

Good management tool
"Chr. Hansen is a highly complex business with production in many countries, more than 10,000 customers and a similar number of product variants to keep tabs on," concludes Nørgaard. "So it's essential to have uniform procedures and a high degree of transparency."



Procedures have been simplified and space utilization optimized in all of our warehouses.

A typical workflow might look like this:

- An operative at Customer Service inputs the sales order
- The system automatically locates the right goods in stock
- A warehouse operative views the list on screen
- He prints out a picking list
- He gets onto his forklift, which is fitted with a terminal
- He reads off exactly where the goods are, fetches them and packs them
- The goods are ready to be shipped out to the customer

Dialogue between clinic and industry on better allergy treatment

Good allergy treatments do not sell themselves. Work on increasing awareness of allergy vaccination and offering more allergy sufferers effective treatment of their allergies requires a dialogue between vaccine manufacturer and medical professionals. ALK-Abelló provides courses for doctors and nurses in Sweden where the keys to success are training and quality assurance



The allergy clinic in Lund has 300-400 patients in its allergy vaccination programme, and another 60-80 begin treatment each year.

Patients at the allergy clinic typically suffer from hay fever or perennial rhinitis due to allergies to for instance pollen, dust mites and animal dander.

A course of treatment with injection-based vaccines takes between three and five years and involves 30-40 injections but patients find that their allergic symptoms are alleviated or completely eliminated as their immune systems gradually become acclimatized to the allergen in question.

BY JACOB FRISCHE

Lund, Sweden. The allergy clinic lies at the end of the corridor in the hospital's main building, so once you get to the clinic there is no disruptive to-ing and fro-ing along the corridor. On one side of the waiting room is a number of examination and treatment rooms. On the other is the nurses' station with a large window so that they can check on patients during the half-hour observation period that follows vaccination treatment.

"We notice as soon as someone sneezes or starts rubbing their eyes," says allergy nurse and clinic sister Kerstin Möller. "Often we get to the patients before they realize themselves that they're having an allergic reaction."

At the clinic in Lund it is the nurses who administer the injections but there is always a doctor in the vicinity.

"The most important thing is for the work at the clinic to be well organized and for everyone to be familiar with the therapeutic principles and procedures," explains Sonja Werner, consultant allergologist and medical director of allergy vaccination at the clinic.

Information and training

The allergy clinic in Lund is a model example of how allergy treatment can be organized so that it is of maximum benefit to the maximum number of patients. But both availability and awareness of allergy vaccination as a therapeutic principle are generally limited in Scandinavia.

ALK-Abelló in Sweden is therefore working actively to give medical professionals information on and training in the beneficial effects of allergy vaccination, including how best to set up and run allergy clinics.

For several years ALK-Abelló in Sweden has been arranging training courses for doctors and nurses working with allergy vaccination in conjunction with consultant allergologist Dr. Hans-Jørgen Malling from Copenhagen University Hospital in Denmark.

"The 25 training courses we have held in Sweden to date have definitely contributed to the growth we've enjoyed since the late 1990s," explains Kjeld Andersen, managing director of ALK Sverige AB. "This has provided a good platform to build on."

Quality assurance boosts confidence

Personal relationships and credibility are very important in getting existing customers to use the treatment more, explains Andersen. ALK-Abelló Sweden has therefore developed a quality assurance programme that provides an advanced quality audit of clinics working with allergy vaccination. The programme gives allergy clinics an opportunity to have their working procedures formulated or analysed and helps them to draw up a business plan with clearly defined treatment goals.

"The unique insight into the customer's business provided by this quality assurance tool gives us a much better understanding of how medical professionals work, which enables us to help them to optimize their processes," says Tomas Gedda, product and training manager for ALK-Abelló in Sweden, who has arranged more than 30 quality assurance programmes in Sweden and elsewhere.

"The quality assurance programme really boosts doctors' confidence in us as a manufacturer, so laying the foundations for a long and fruitful partnership," adds Kjeld Andersen. "The end-result is that clinics are more productive and more patients get treated."

The five pillars of quality-assured allergy treatment:

High professional standards

High patient satisfaction

Full-service approach

Minimal risk to patients

Efficient use of resources

Drops are a hit in southern Europe

Allergy vaccination in the form of drops under the tongue has made a major breakthrough in southern Europe. The efficacy of this treatment has been documented in clinical studies in recent years and the drops are growing ever more popular with both patients and doctors. ALK-Abelló is therefore stepping up its work on marketing this product group



Carlos Cortés, regional director for Southern Europe at ALK-Abelló

BY JACOB FRISCHE

The principle is quite simple: allergens dissolved in glycerol are dropped under the tongue each day and the allergy sufferer's symptoms gradually decrease. This form of vaccination is known as sublingual immunotherapy (SLIT).

The therapeutic principle behind SLIT is basically the same as for injection-based allergy vaccination. The allergic patient is treated with controlled doses of purified and standardized allergens to acclimatize the patient's immune defence to the allergen so that it does not overreact and give the patient allergic symptoms. The key difference between the treatments is that the allergens are not injected beneath the skin but instead are absorbed through the mucous membranes under the tongue.

Advantages for patients

"SLIT has clear advantages over injection-based vaccines for both doctors and patients," says Carlos Cortés, regional director for southern Europe at ALK-Abelló. "You don't have to have an injection, and the patient can take the drops without a doctor's supervision because none of the acute allergic reactions seen in rare cases with injection treatments have been observed with SLIT."

Thanks in part to ALK-Abelló's work, recent years have brought good clinical documentation of the efficacy of SLIT drops in the treatment of allergic hay fever and allergic asthma. The WHO has therefore decided to recommend the use of SLIT vaccination, just as it recommends injection-based allergy vaccination.

The drops' user-friendly administration and documented effect have made them very popular among both allergy specialists and allergy sufferers in southern Europe. Demand for SLIT vaccines has grown strongly in recent years, and in Italy this form of treatment now accounts for more than half of the allergy vaccine market.

Focus on SLIT treatment

ALK-Abelló is therefore stepping up its work on marketing SLIT drops. They have been given a more prominent position in ALK-Abelló's congress packs and a new SLIT product has been launched for latex allergy.

"Latex allergy is an occupational disease that is very common among medical staff at hospitals," says Cortés. "So an effective treatment for latex allergy has long been needed."

Cortés expects the intensified marketing campaign to mean that ALK-Abelló's drop-based products will account for an increasing share of the growing SLIT market in the years ahead.

Tablets instead of drops

SLIT drops are sold in southern Europe and Germany on a "named patient" basis, which means that they are prescribed by consultants and supplied directly to the individual patient by ALK-Abelló. They are not registered pharmaceutical products.

The registration of pharmaceutical products is a lengthy and expensive process. Nevertheless, on the strength of its positive experience of SLIT-based allergy vaccination, ALK-Abelló has decided to embark on a development and registration process that will make it possible to market SLIT-based allergy vaccination in markets like northern Europe and the USA. But instead

Grass allergy tablet well on its way

ALK-Abelló's tablet-based vaccine against grass pollen allergy has made good progress through the initial development phases. The next step is an international study of the tablet's efficacy

BY JACOB FRISCHE

"Our goal is to bring allergy vaccination to many more patients. Allergy vaccination is a unique treatment with a documented effect – so more allergy sufferers should be able to benefit from it."

So says ALK-Abelló's research and development director Torbjørn Bjerke, who is in no doubt about why the company is investing so heavily in the development of tablet-based allergy vaccines: more people need to be offered allergy vaccination.

Fortunately he can look back on a hectic 2002 that brought ALK-Abelló closer to achieving this goal, thanks in part to the company reaching a key milestone. ALK-Abelló's tablet-based vaccine against grass pollen allergy was tested in a Phase I-IIa study at Copenhagen University Hospital's allergy clinic where it was approved for continued clinical development.

Well documented treatment
The starting point for the development of tablet-based vaccines is the fact that allergy vaccination is a recognized and well documented treatment for allergic hay fever, allergic asthma and insect sting allergies. Scientific studies of allergy vaccination have proved that the treatment alleviates and often completely eliminates allergic symptoms, reduces the patient's need for other medication and helps to prevent the development of new allergies and asthma. Futhermore, the treatment has a long-term effect that continues for several years after treatment is completed.

of drops ALK-Abelló has chosen to focus on fast-dissolving tablets that can be seen as a technologically advanced version of the sublingual drops.

"The therapeutic principle behind the tablets is the same as for the drops," says Torbjørn Bjerke, Executive Vice President, Research and Development at ALK-Abelló. "The tablets are also put under the tongue, but they're easier to take and allow more precise dosing of the active substance, which makes for an even safer and more effective treatment. Tablets are the natural choice when it comes to achieving our goal of bringing allergy vaccination to many more allergy sufferers."



The fast-dissolving tablets are placed under the tongue where they instantly dissolve

It is this therapeutic principle and these many benefits that ALK-Abelló wants to transfer to a fast-dissolving sublingual tablet. "The tablet will play a key role in achieving our goal of bringing allergy vaccination to many more patients," says Bjerke. "With a registered pharmaceutical tablet product we will be able to offer general practitioners an effective, safe and very user-friendly treatment for their patients."

New international study of safety and efficacy
The next step in the development of the tablet-based vaccine against grass pollen allergy is the international Phase IIb-III study *Prograss*, which is planned to take place in several European countries and Canada during this year's pollen season.

The *Prograss* study will look at the tablet's efficacy and provide further information on safety and adverse effects. It will therefore contribute an important part of the documentation needed for the registration of the tablet in Europe.

But even a well documented and effective product will not sell itself and so ALK-Abelló has entered into a cooperation agreement with pharmaceutical giant Schering-Plough to market the new tablets.

"Schering-Plough is the ideal partner to help with marketing and selling the tablet-based products," says Bjerke. "We are strong on research and development in allergen technology and have excellent sales contacts with allergy specialists worldwide, while Schering-Plough has a large sales force working with general practitioners in Europe and the USA. So together we can reach all of the groups of doctors who work with the treatment of allergies."

In the Nordic region ALK-Abelló will continue to deal with all doctor groups itself, including general practitioners.

Less fat and fewer additives



More than two years of intensive research are beginning to pay off. Market reception of the new generation of yoghurt cultures is promising

BY OLE LINDHARDT

Just before the turn of the year a much anticipated launch from Chr. Hansen hit the market. The latest generation of Yo-Flex yoghurt cultures will enable dairies to make yoghurt with less fat and fewer additives.

"We expect to see the first new products in coolers across Europe some time this spring," says marketing manager Anne Charlotte Didriksen.

With a little help from our friends...

The new cultures are an excellent example of the strength of the Working Partnership philosophy. The Yo-Flex cultures were developed in close collaboration between Chr. Hansen and key players in the dairy industry. Leading yoghurt producers from Asia, Europe, South America and the USA have all been involved in the process.

Didriksen relates: "We started screening completely new strains more than two years ago. In the ensuing research and development we followed a strict step-by-step procedure and at all stages employed our tasting panel and commercial partners. I believe this approach has played an important part in the market's very positive reception of the Yo-Flex cultures."

Meeting the demands of the market

The properties of the new cultures are tailored to the demands of today's market – a market that is focusing increasingly on healthy and nutritious products. The Yo-Flex cultures develop a very mild flavour and have high-texturing properties, which make it possible to reduce or even replace the use of additives like stabilizers and geling agents. This is particularly attractive in children's products. Furthermore, minimal post-acidification guarantees longer product shelf-life.

The Yo-Flex cultures also add mouthfeel and creaminess to low-fat products. These attributes have been very difficult to obtain with traditional cultures. Consumers can in other words look forward to low-fat products with lots of taste. "Our customers expect a lot from Chr. Hansen, and so they should. I feel we have shown them we are up to the job," Didriksen concludes.

Probiotics make ice-cream healthier

The days are over when ice-cream treats and a guilty conscience went hand in hand. Dos Pinos, one of the top players in the Central American ice-cream industry, recently launched an innovative yoghurt ice-cream with a number of health benefits:

- Low fat (5%)
- Fibre (inulin)
- Probiotics
- Mild yoghurt flavour
- Strawberry fruit with natural colour

Chr. Hansen has played an important role in the development of the new ice-cream. In close cooperation with Dos Pinos we developed a solution with yoghurt cultures, colour (carmine) and two probiotic strains known to stimulate the immune system.

"This is exactly what we want to focus on," says Hans Christian Bejder, marketing manager for probiotics. "Probiotic strains are a rapidly developing market, and combining them with other Chr. Hansen product groups, e.g. our natural colours, will create synergies and added value both for our customers and for Chr. Hansen."


Dos Pinos
YOGURT



A little winter caring

A new, soothing blackcurrant-flavour lollipop for children has been launched under the successful Lockets brand

The Caring Clown is a lollipop designed to soothe away sore throats, coughs and colds. It does so with natural ingredients such as menthol, vitamin C and Chr. Hansen's ColorFruit Carrot Juice.

From the outset Masterfoods, the company behind Lockets, insisted on a natural colour. The trend towards "clean and friendly" labelling for children's products is strong in the UK. The Caring Clown will also be introduced in additional countries once the product has been established. Chr. Hansen was able to meet the challenge from Masterfoods.

The concept stage commenced in July 2001, and after many trials and technical discussions the product was launched for UK retailers in September 2002. The Caring Clowns have been received well by the market so far, but sales figures for the first winter season will prove the real test.


LOCKETS
CARING CLOWNS
soothing lollipops

Research seminar generates new ideas



Sharing knowledge gives research a boost, says Director Peter Suhr-Jessen

140 people from different fields and countries have gathered here. The common denominator is that all work as researchers for Chr. Hansen. Ahead of them lie three hectic days when they will present their work and ideas to each other

BY JYTTE WOLFF-SNEDORFF

The auditorium at Chr. Hansen's head office buzzes with activity. On the walls hang posters with advanced diagrams illustrating the latest ongoing research. Here the seeds for new groundbreaking research are sown.

Following the major reorganization a couple of years ago, Chr. Hansen now has a substantially strengthened research department. "It was a good idea to merge the two old research departments into one," says director Peter Suhr-Jessen. "We now have a team brimming with enthusiasm and confidence, and I have noticed that presentations here have been of a far higher quality than in previous years. We have taken a big step forwards and are benefiting from new synergies thanks to the knowledge-sharing that we are now in a position to undertake. This is incredibly important to stimulate the innovation needed to realize the company's overall vision of improving the quality of food using natural ingredients. And here we have brought together the research elite from different locations both at home and abroad."

Melting pot for new ideas

"It's wonderful to see such great enthusiasm on the part of those here," says vice president Esben Laulund from the management group. "People have really gone to a lot of trouble. The condition for coming here is that everyone should submit in advance a presentation of the biggest project they're currently involved in. Some have been chosen to give a verbal presentation too, and all of the submissions have been hung up in the "exhibition" here. It's a real melting pot for new ideas. It gives the individual researcher an opportunity to receive recognition or even criticism for the work that he or she is undertaking. It's also about making things visible. The management needs to be sure that people are performing – even when times are good."

Participant Deborah Kennison from Mahwah in the USA thought the seminar was very professional: "I'm impressed! For me it's really good to have a forum where I can present the Flavour Technology Group's work. Sharing the camaraderie of other Research, Development and Application groups within Chr. Hansen, and having that interaction lead to new creative ideas and approaches in our development work is wonderful. But the greatest outcome of the seminar is the ability to have a more in-depth and insightful look into the various Research, Development and Application projects under way across all business units."

New breakthroughs

"The most important outcome of this seminar is that everyone is more aware of what other people are doing and of the potential synergies resulting from this knowledge," says Peter Suhr-Jessen. "Combined with a proactive patent strategy to protect our rights, standardization and effective IT tools, this helps to release energy for the research and development of new products. The foundations have been laid for new breakthroughs in Chr. Hansen's research, e.g. the use of genomes and automatic strain characterisation to develop new functional characteristics in both starter and probiotic cultures."



The big RDA seminar was attended by 140 researchers from the USA, France and Denmark

Topics discussed covered everything from genomics, GMOs and the development of new cultures to practical applications for customers

Growth needed



Brian Kirk is an equity analyst at Sydbank who has monitored the Chr. Hansen Group since he started at the bank's head office in Aabenraa, southern Jutland, in 1997

BY JYTTE WOLFF-SNEEDORFF

What in particular strikes you about the first-quarter report?
"I'm very pleasantly surprised by the major improvement in margins in the Ingredients Sector. The increase in the EBITA margin from 11% to 14% is impressive. And I think it's good that you have a healthy cash flow. But I would like to see debt being brought down even further.

"On the other hand, the organic growth of -6% in North America was worse than expected. Integrating the two big operations over there was a difficult process. And it's natural for growth to take its time after the kind of "spring clean" you have carried out in the USA. But I find your current results in this market disappointing. Growth will be needed in the longer term.

"Growth rates for ingredients are generally not as high as they have been. Industrially produced foods are rather cyclically sensitive. In some markets, like South America, many people seem to focus more on home-made foods when the economy deteriorates. But I'm in no doubt that we will see growth in the ingredients market in the longer term. There is a tendency for people to eat out more often, at least in America. People have no patience these days and so restaurants are increasingly needing to use semi-finished goods to speed things up. This trend is set to spread to Europe.

"The currency situation cannot be blamed on your management. Many European companies are exasperated at the dollar at the moment. But it is bad news for Chr. Hansen, since North America accounts for no less than 40% of ingredients sales. This is a relatively high proportion."

Bright outlook

"When it comes to ALK-Abelló, the organic growth of 10% is very pleasing. It's a long time since we've seen this kind of growth in a single quarter. But things will only get really interesting if we see the same thing next quarter.

"I'm pleased about the Schering-Plough agreement, which means that there will be sufficient funds available to further develop and market an allergy tablet. Allergies are getting extremely common these days. Provided that Schering-Plough chooses to exercise its option, this could be a very strong partnership. And if the trials have the expected results, I think ALK-Abelló will end up being floated.

"Once this happens, the spotlight will be on the Ingredients Sector – and on whether the remaining business is in a position to generate the necessary cash flow. I think the outlook is bright. There has already been consolidation in the ingredients market and you're one of the very biggest players in your niches. Depending on your results, the pressure on the company to partake in mergers and the like will probably not be that great."

Brian Kirk currently works in Sydbank's analysis department at Kongens Nytorv in Copenhagen

Chr. Hansen – the Ingredients Sector

Financial review Q1 2002/03 for Chr. Hansen – the Ingredients Sector
Extract from the quarterly report

Net sales. Organic growth was 5% in Europe, South America and Asia/Pacific and minus 6% in North America. The combined organic growth rate was 0%. Management still believes that the low organic growth reflects a temporary stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Moreover, the weak organic growth in North America in particular was temporarily affected by rationalization of the product range and the partnership agreement discussed below. As exchange rates, especially for USD-related currencies, fell 9%, total sales fell to DKK 867 million from DK 948 million in 2001/02.

Sales

DKKm	Q1 02/03	Q1 01/02
North America	**335**	396
Rest of world	**532**	552
Ingredients	**867**	948

Europe

Sales in the European region were DKK 399 million in 2001/02 and DKK 400 million in 2002/03. Organic growth was 4%, while falling exchange rates caused sales to fall by 4%. Sales of cultures for the food industry, the agricultural industry and the health food industry continued to show satisfactory growth.

North America

Sales in the North American region were down 15% from DKK 396 million to DKK 335 million. Sales fell by 6% (organic growth) in USD-terms, while the USD/DKK exchange rate fell by 9%. The company continued to focus on eliminating low-margin customers and low-margin products. The EBITA margin improved from 8% to 10%.

The negative organic growth was also affected by the fact that a partnership agreement with the Dutch company DMV concerning specialty products for the pharmaceutical industry stopped effective September 1, 2002 and was not replaced by a new agreement until December 1, 2002, namely with US company Foremost Farms.

South America

Sales in the South American region – expressed in Danish kroner – fell by 35% from DKK 92 million to DKK 60 million as a result of the sharp devaluations of the currencies of Argentina and Brazil. The economic downturn resulted in a sharp fall in the market for industrially produced ingredients, but Chr. Hansen succeeded in retaining its market share in the most important product areas. In spite of the difficult economic situation, the company succeeded in maintaining acceptable operating income in the region through tight management of sales prices.

Asia/Pacific

Sales in the Asia/Pacific region increased by 18% from DKK 61 million to DKK 72 million. Organic growth was 19%, while falling exchange rates caused sales to fall by 1%. Organic growth was driven by cultures, natural colours and flavour solutions.

Income from primary operations before amortization of goodwill (EBITA) increased by 18% to DKK 126 million. The EBITA margin increased from 11% to 14% as a result of the continued focus on improving profitability through a number of initiatives across the organization: extra efforts to sell high-margin products, elimination of low-margin products and low-margin customers, improvement of the product mix, and efficiency improvements in production, logistics and sourcing. However, the strong growth in the EBITA margin in Q1 cannot be expected to continue throughout the year.

EBITA

DKKm	Q1 02/03	Q1 01/02
North America	**32**	32
EBITA % of sales	*10%*	*8%*
Rest of world	**94**	75
EBITA % of sales	*18%*	*14%*
Ingredients	**126**	107
EBITA % of sales	*14%*	*11%*

The free sector cash flow before financial items was an inflow of DKK 162 million, against an inflow of DKK 142 million in 2001/02.

Outlook for 2002/03

In the annual report for 2001/02, sales were forecast at DKK 3.6-3.7 billion based on the exchange rates prevailing at the end of the fiscal year, including a USD/DKK exchange rate of USD 1 = DKK 7.55.

The exchange rates dropped during Q1. Applying the exchange rates prevailing at the end of Q1, the sales forecast for the 2002/03 fiscal year is now DKK 3.5-3.6 billion, which is DKK 100 million less than the forecast made in the annual report for 2001/02.

Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is expected to be higher than in 2001/02 as a result of the rising EBITA margin.

ALK-Abelló – the Allergy Sector

Financial review Q1 2002/03 for ALK-Abelló – the Allergy Sector
Extract from the quarterly report

Net sales increased by 8% from DKK 295 million to DKK 320 million. Organic growth was 10%. The growth in sales of allergy vaccines was 8%, consisting of 15% growth in sales of initial treatment kits and 4% growth in sales of maintenance treatments. Sales increased in all regions, with the strongest sales growth in Northern Europe. Management believes that part of this sales growth is the result of timing differences in sales.

Gross income rose by 7% to DKK 207 million.

Capacity costs including R&D costs increased by DKK 26 million. R&D costs include income of DKK 7.5 million received from Schering-Plough.

Income from primary operations before amortization of goodwill (EBITA) totalled DKK 35 million compared to DKK 47 million last year. EBITA for the existing business increased by 14% to DKK 81 million. Pipeline costs increased from DKK 24 million to DKK 53 million, from which the above mentioned income from Schering-Plough will be deducted. The pipeline costs are expected to increase in the coming quarterly periods, primarily as a result of the start-up of Phase IIb/III clinical trials of the grass tablet in Europe and Canada.

EBITA

DKKm	**Q1 02/03**	Q1 01/02
Existing business	**81**	71
EBITA % of sales	*25%*	*24%*
Pipeline	**(46)**	(24)
ALK-Abelló	**35**	47

Amortization of goodwill amounted to DKK 1 million.

Income from primary operations totalled DKK 34 million compared to DKK 46 million last year.

Balance sheet
The invested capital was reduced by DKK 164 million from DKK 744 million at August 31, 2002 to DKK 580 million at November 30, 2002.

The free sector cash flow before financial items increased by DKK 8 million from DKK 53 million in 2001/02 to DKK 61 million, mainly as a result of an improvement in working capital.

Sector cash flow before financial items

DKKm	**Q1 02/03**	Q1 01/02
Income from primary operations	**34**	46
Depreciations and amortization	**11**	10
Change in working capital, adjustments, etc.	**34**	13
Sector cash flow from operating activities	**79**	69
Gross investments*	**(18)**	(16)
Free sector cash flow before financial items	**61**	53

*) A share of Holding's investments in the sector is included in gross investments.

Outlook for 2002/03
For the fiscal year 2002/03, the forecast of organic growth of 4-5% for the existing business is retained, with similar sales growth in DKK-terms. The EBITA margin is expected to continue to increase. The forecast of an increase in pipeline costs is retained at approximately DKK 100 million to approximately DKK 250 million owing to the implementation of the costly Phase IIb/III studies of the sublingual tablet against grass allergy.

Chr. Hansen Group

Financial review Q1 2002/03 for Chr. Hansen Group
Extract from the quarterly report

Accounting policies
The accounting policies are unchanged from the Annual Report for 2001/02.

Income statement
Income from primary operations has been reviewed for each segment.

Income from primary operations (EBIT)		
Chr. Hansen	DKKm	109
ALK-Abelló	DKKm	34
Holding/eliminations	DKKm	(1)
Chr. Hansen Group	DKKm	142

Net financial expenses amounted to DKK 33 million against DKK 37 million last year.

Income before tax amounted to DKK 109 million, which was 5% higher than last year.

Tax calculated on the income for the period amounts to DKK 49 million, equivalent to 45% of income. The tax rate is high because part of the amortization of goodwill is not tax deductible, and because a relatively large proportion of the Group's earnings is derived in countries with a high tax rate.

The Chr. Hansen Group's net income including minority interests amounted to DKK 60 million, the same as last year, and net income attributable to Chr. Hansen Holding was DKK 46 million against DKK 48 million last year.

Earnings per share amounted to DKK 4.5, compared to DKK 4.7 last year.

Balance sheet
The invested capital was reduced by DKK 147 million from DKK 4,329 million at August 31, 2002 to DKK 4,182 million at November 30, 2002.

Equity stood at DKK 2,006 million, equivalent to 37% of total assets.

As a result of the cash inflow generated, net interest-bearing debt was reduced by DKK 151 million from DKK 2,314 million at August 31, 2002 to DKK 2,163 million at November 30, 2002.

The increase in equity was composed as follows:

• Net income for the period	DKKm	46
• Exchange rate adjustments	DKKm	(20)
• Hedges of future transactions	DKKm	3
• Total increase in equity	DKKm	29

Cash flow

DKKm	**Q1 02/03**	Q1 01/02
Income from primary operations	**142**	141
Depreciation, amortization and write-downs	**75**	78
Change in working capital, adjustments, etc.	**51**	55
Paid non-recurring costs, interest and tax	**(62)**	(51)
Cash flow from operating activities	**206**	223
Investments	**(65)**	(77)
Free cash flow	**141**	146

The Chr. Hansen Group's outlook for 2002/03

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of the first quarter, including an exchange rate of USD 1 = DKK 7.48.

Sales. The target of 5% organic sales growth is retained.

Income before tax. The forecasts of EBITA are commented on under each sector. Goodwill amortization and finance costs are expected to be slightly lower than in 2001/02. The forecast of Group income before tax of DKK 140-150 million is retained.

Business Segments – Primary Segments

September 1 – November 30	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
DKKm	**Q1 2002/03**	Q1 2001/02	**Q1 2002/03**	Q1 2001/02	**Q1 2002/03**	Q1 2001/02	**Q1 2002/03**	Q1 2001/02
INCOME STATEMENT								
Net sales	**867**	948	**320**	295	**-**	-	**1,187**	1,243
Cost of goods sold	**(518)**	(599)	**(113)**	(102)	**3**	3	**(628)**	(698)
Gross income	**349**	349	**207**	193	**3**	3	**559**	545
Research and development costs	**(57)**	(55)	**(69)**	(43)	**5**	5	**(121)**	(93)
Capacity costs, etc.	**(166)**	(187)	**(103)**	(103)	**(9)**	(3)	**(278)**	(293)
Income from primary operations before amortization of goodwill (EBITA)	**126**	107	**35**	47	**(1)**	5	**160**	159
Amortization of goodwill	**(17)**	(17)	**(1)**	(1)	**-**	-	**(18)**	(18)
Income from primary operations (EBIT)	**109**	90	**34**	46	**(1)**	5	**142**	141
Income before tax from associated companies							**-**	1
Interest receivable and other financial income							**3**	5
Interest payable and other financial expenses							**(36)**	(43)
Income before tax							**109**	104
Tax on the income for the period							**(49)**	(44)
Net income for the period including minority interests							**60**	60
Minority stockholders' share of the results of subsidiaries							**(14)**	(12)
Net income for the period							**46**	48
BALANCE SHEET								
Intangible fixed assets	**1,191**	1,341	**139**	162	**0**	0	**1,330**	1,503
Tangible fixed assets	**1,371**	1,442	**230**	203	**400**	404	**2,001**	2,049
Financial fixed assets	**32**	69	**23**	18	**2**	-	**57**	87
Investments in associated companies	**-**	34	**-**	-	**3**	3	**3**	37
Total fixed assets	**2,594**	2,886	**392**	383	**405**	407	**3,391**	3,676
Inventories	**650**	792	**295**	338	**-**	-	**945**	1,130
Receivables	**625**	723	**232**	179	**16**	4	**873**	906
Cash and cash equivalents	**103**	114	**132**	178	**1**	1	**236**	293
Total current assets	**1,378**	1,629	**659**	695	**17**	5	**2,054**	2,329
Total assets	**3,972**	4,515	**1,051**	1,078	**422**	412	**5,445**	6,005
Total equity and minority interests	**2,018**	2,001	**104**	264	**(61)**	(24)	**2,061**	2,241
Provisions	**64**	172	**41**	42	**39**	49	**144**	263
Long-term liabilities	**1,009**	945	**97**	110	**792**	808	**1,898**	1,863
Current liabilities	**881**	1,397	**809**	662	**(348)**	(421)	**1,342**	1,638
Total liabilities	**1,890**	2,342	**906**	772	**444**	387	**3,240**	3,501
Total equity, provisions and liabilities	**3,972**	4,515	**1,051**	1,078	**422**	412	**5,445**	6,005



Blood sample tests are a key element of ALK-Abelló's research



Better care for allergy-sufferers



www.alk-abello.com

ALK-Abelló takes blood samples

ALK-Abelló has launched a five-year project involving up to 200 allergy sufferers and 100 healthy subjects aged 18-65, after being given the go-ahead by the local ethical committee.

ALK-Abelló's department for biological allergy research has begun taking blood samples from allergy sufferers and healthy volunteers. The samples will be used to test recombinant grass pollen, birch pollen and house dust mite allergens for use in future improved allergy vaccines.

"We advertised for volunteers in the local media and interest in taking part has been considerable," says department manager Dr Henrik Jacobi. "We're very grateful for this because tests on blood samples are an important part of our research."

Allergologists' award for ALK-SCHERAX

ALK-Abelló's 50%-owned subsidiary ALK-SCHERAX Arzneimittel GmbH has been awarded the "Goldene Ehrennadel" (Golden Needle of Honour) by the Association of German Allergologists (ADA).

This is the first time the award has been given to a pharmaceutical company. Previously only individual scientists have been honoured.

In his address, the vice president of the ADA, Dr Wolfgang Rebien, praised the "Zukunft Allergologie" (Future in Allergology) initiative of ALK-SCHERAX, which has been running since 1997.

With this initiative, the company is committed to providing better care for people suffering from allergies. According to Dr Rebien, the initiative has already raised awareness of the importance of allergology among the general public and in political circles.

New ALK-Abelló website

ALK-Abelló has launched a new corporate website at www.alk-abello.com. The new website gives ALK-Abelló a lot of new possibilities for communicating efficiently, such as news bulletins, press releases, job ads and much more. But above all it is now much easier for the user to navigate the site and find relevant information about allergies and ALK-Abelló.

The purpose of relaunching the website is to boost ALK-Abelló's external communication in order to meet today's demands for updated information, modern layout and easy access.

Four new people on the Board

At the Annual General Meeting held in Hørsholm, Denmark on December 17, 2002, two new members were elected to the Board of Directors. We are delighted to be joined by Peter Foss, CEO of Foss A/S, as well as the former Danish minister for industry and energy Anne Birgitte Lundholdt, CEO of the Danish Bacon and Meat Council. They replace Arne V. Jensen, who did not wish to be re-elected, and Steen Engel, who has reached the age limit for Board members. This age limit was 73 years, but following a proposal from the Board of Directors the Annual General Meeting decided to reduce it to 70 years.
A week earlier, on December 10, the company's employees elected their representatives. Niels Johansen was re-elected and will be joined by Susanne Grøn and Svend Laulund, who are both new members of the Board of Directors.

www.chr-hansen.com

Insight

Chr. Hansen: Insight is published by:
Chr. Hansen Group
10-12 Bøge Allé
DK-2970 Hørsholm
Denmark

Tel.: +45 4574 7474
Fax: +45 4574 8888

www.chr-hansen.com
e-mail: info@dk.chr-hansen.com

Editorial board:
Jan Honoré (resp.)
Lars Wodschow Larsen
Jytte Wolff-Sneedorff
Ole Lindhardt
Jacob Frische

Translation: Bowne Global Solutions Denmark A/S
Layout/production: Mantra
Photos: Thorsten Graae, John Bendtsen, Allan Nørregaard
Run: 8,000 DK/UK


Dedicated to Value Creation
CHR HAN

Surprising decision in La Cour d'Appel de Paris concerning Serbian claim resulting in a provision of DKK 60 million

27-02-2003

As mentioned in the Company's financial statements for 2001/02 and in an announcement to the Copenhagen Stock Exchange on February 6, 2001, a Serbian arbitration court has in March 2000 ordered Chr. Hansen Holding A/S to pay damages of about DEM 10 million plus pre-judgment interest from 1995, equivalent to DKK 53 million. The award was passed on for enforcement through the French courts at La Cour d'Appel de Paris.

Chr. Hansen Holding A/S has rejected and intends to continue to reject the Serbian claim on the grounds that the award is fundamentally inconsistent with the legal order of Denmark and other societies that uphold a rule of law and order, as the Company was prevented from participating in the underlying surveys by experts in Serbia. Moreover, the composition of the court of arbitration and the appointment of the members of the court suffered from a number of material procedural shortcomings.

In spite of this lack of due process, La Cour d'Appel de Paris today surprisingly allowed enforcement of the arbitration court's award against the Company in France. The arguments from the court will be served later.

Chr. Hansen Holding A/S does not currently directly own any assets in France. However, it must be expected that attempts will be made to enforce the claim in a country in which Chr. Hansen Holding A/S has assets.

As a consequence of this and in accordance with generally accepted accounting principles, a provision of DKK 60 million will be made for the claim including costs in the Company's financial statements.

In the quarterly report for Q1 2002/03, the Company's forecast for pre-tax income for the year was DKK 140-150 million.

As a result of the ruling and the related provision of DKK 60 million, the forecast of pre-tax income for the year is reduced to DKK 80-90 million.

The Company is now considering whether to appeal to a higher court, possibly the Human Rights Court.

Background

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The background of the case is that, in 1989, the Chr. Hansen Group formed a company, Chr. Hansen's Laboratorija D.o.o., in what is now Serbia, with a Serb partner, Mr. Slobodan Jankovic and his wife. The company's object was to market locally produced rennet to the former Yugoslav market based on know-how from Chr. Hansen and local raw materials (calf stomachs).

However, the partnership did not evolve as anticipated because it proved impossible to procure the forecast volume of raw materials in Yugoslavia for various reasons, including a ban on the slaughtering of calves. In collaboration with Mr. Jankovic, production was therefore based on imported rennet concentrate from Chr. Hansen, Denmark. Know-how for this production was supplied, and the company started manufacturing rennet in 1991. However, the situation deteriorated in step with the breakup of Yugoslavia, the wars that followed and the trade sanctions, which reduced the potential market substantially compared with the assumptions.

In early 1995, Mr. Jankovic suddenly claimed damages for loss of profits based on non-delivery of know-how under the original 1989 objective relating to a basic production of rennet.

In June 1995, Mr. Jankovic brought an action in the Belgrade arbitration court, claiming damages as described above. This resulted in a totally unexpected award in March 2000, in which Chr. Hansen was ordered to pay damages in the amount of DEM 10 million with the addition of pre-judgment interest at the rate of 5% from 1995.

The award was based on a number of defects as to substance. Firstly, when considering the case, the court exclusively based itself on the expert opinions and witness statements called in by the opposing party, which are dismissed by Danish, international and local experts as unfounded and proven to be useless. Secondly, the award ignores the fact that know-how was actually supplied from Chr. Hansen in accordance with the agreed, changed production methods, and finally, both Danish and Serb legal experts agree that no loss has been demonstrated.

Furthermore, the proceedings were affected by a number of material procedural defects, which are incompatible with the legal order of Denmark and other societies that uphold a rule of law and order, and which are in violation of the international conventions on the recognition and enforcement of foreign arbitral awards. This is true both in respect of the composition of the arbitration court and its failure to conduct the proceedings in an adequate manner. Chr. Hansen was, for example, prevented from participating in the underlying survey because of insufficient notice of the meeting so that it was impossible to obtain an entry visa to Serbia. From this point, the proceedings were exclusively based on the opposing party's one-sided statements from the survey.

Hørsholm, Februay 27, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Erik Sørensen, President and CEO, or Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74.

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

Chr. Hansen wc


Dedicated to Value Creation
CHR HAN
Coı

Subcutaneous allergy vaccination with Alutard® SQ is efficacious

09-03-2003

Allergy vaccination with Alutard® SQ is an efficacious treatment of hay fever caused by grass pollen allergy. This is documented by the world's largest clinical study of allergy vaccination to date, which was carried out at 26 allergy clinics in the UK. The results are announced today at the annual congress of American allergologists in Denver, USA.

Allergy treatment in the form of regular subcutaneous injections with the allergy vaccine Alutard® SQ is efficacious. A new clinical study documents that patients with hay fever caused by grass pollen allergy who are treated with Alutard® SQ have significantly fewer hay fever symptoms and need less traditional symptom-relieving medication compared to the control group (placebo).

"The results after allergy vaccination are very convincing. Furthermore, we know from earlier studies that allergy vaccination has a longstanding effect after the treatment is discontinued", says Dr Stephen Durham, professor at the Imperial College, University of London and one of the world's leading allergologists who is co-responsible for the study. He presents the results today at the annual congress of American allergologists (American Academy of Allergy, Asthma & Immunology) in Denver, Colorado.

The study of Alutard® SQ *grass pollen* was carried out as a double-blind, placebo controlled, Phase III clinical trial. The study totalled 410 adult patients with hay fever caused by grass pollen allergy. Furthermore, these patients suffered from severe hay fever that cannot be treated sufficiently with traditional symptom-relieving allergy medication such as antihistamines and steroids. The treatment took place at 26 allergy clinics in the UK over a period of 30 weeks before and during the 2002 pollen season. Hence, the study focussed only on the immediate effect already observed in the first pollen season of the 3-5 year Alutard® SQ treatment schedule.

The main conclusions are:

Fewer allergic symptoms. As is normal procedure in studies of this type all patients were asked to score their symptoms on a standardised scale. It turned out that the treatment group had an average symptom score which was more than 30% lower than that of the placebo group, indicating a significant reduction of the symptoms in connection with the Alutard® SQ

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treatment.

Less use of other medication. The patients' use of traditional symptom-relieving medication was also registered and converted to a numerical value on an equivalent scale. The treatment group's average use of other medication turned out to be more than 30% lower on this scale than that of the placebo group, also indicating a significant reduction of the use of medication in connection with the Alutard® SQ treatment.

Well tolerated treatment. Allergy vaccination is a treatment with increasing doses of standardised natural allergens, gradually accustoming the patient's immune defence to the allergens which normally cause the allergic reaction. The study confirmed the well described adverse-event profile. All the reactions could be controlled with symptom-relieving medication and the study concludes that the treatment is well tolerated.

The results are presented in detail at the annual congress of European allergologists (European Academy of Allergology and Clinical Immunology) in Paris in June and will be used as soon as possible to initiate the registration procedures aiming at a launch of the 3-5 year treatment concept in the UK. As in the rest of Europe, grass pollen is the main cause of allergy in the UK. Studies indicate that approximately 10% of the population in the UK suffer from hay fever caused by grass pollen allergy.

The UK study was initiated by the Danish-owned biopharmaceutical company ALK-Abelló, a part of the Chr. Hansen Group and the world leader within allergy vaccination.

Hørsholm, 9 March 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Erik Sørensen, President & CEO, phone +45 45 74 74 74 (on Sunday 9 March: Phone +45 49 21 93 92) or Jens Bager, President & CEO, ALK-Abelló, on phone +45 22 99 03 04.

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com Chr. Hansen wc


Dedicated to Value Creation

CHR HAN

Cor

Chr. Hansen Group to webcast its Six Month Report 02/03 on April 30, 2003

11-04-2003

The Chr. Hansen Group releases its six month report for the fiscal year 2002/03 on Wednesday April 30, 2003.

The company therefore invites analysts to a meeting with the Management on the same day at 3.00 p.m. at the company headquarters 10 - 12 Bøge Allé in Hørsholm. The presentation will be in English and webcast live on our website www.chr-hansen.com.

Please contact IR Coordinator Helle Sandal, phone +45 45 71 17 or e-mail hellekortbek.sandal@dk.chr-hansen.com before April 25, 2003, if you wish to participate.

Hørsholm, April 11, 2003

CHR. HANSEN HOLDING A/S

Erik Sørensen
President & CEO

For further information please contact Jan Honoré, VP Corporate Development & Communication, phone +45 45 74 74 74.

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CHR HAN
Cor

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Six Month Report 2002/03 for the Chr. Hansen Group

30-04-2003

For the period September 1, 2002 - February 28, 2003 - unaudited

Chr. Hansen - Food Ingredients

- The EBITA margin rose from 9.8% to 12.4%. EBITA increased by 12% to DKK 202 million
- Sales were unchanged in local currencies
- Exchange rates dropped 12%, with a corresponding fall in sales to DKK 1,624 million
- The free sector cash flow amounted to DKK 158 million
- For the 2002/03 fiscal year, sales are forecast at DKK 3.4-3.5 billion owing to continued falling exchange rates. Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure, as a result of the increasing EBITA margin

ALK-Abelló - Allergy Vaccines

- Sales increased by 4% to DKK 567 million - organic growth was 6%
- EBITA for the existing business was DKK 116 million against DKK 118 million in 2001/02
- Pipeline costs increased to DKK 105 million against DKK 61 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study was initiated
- The forecast of an increase in EBITA for the existing business for the 2002/03 fiscal year, compared to 2001/02 is retained - as is the forecast of an increase in pipeline costs of approximately DKK 100 million to approximately DKK 250 million

Chr. Hansen Group

- Sales decreased by 8% to DKK 2,191 million - organic growth was 2%
- Income from ordinary operations before tax was DKK 107 million compared to DKK 138 million in 2001/02 as a result of the sharply rising pipeline costs in ALK-Abelló
- Extraordinary items after tax of DKK 40 million relating to a provision in respect of Serbian claim
- Net interest-bearing debt reduced by DKK 104 million to DKK 2,210 million
- Net income for the period attributable to Chr. Hansen Holding A/S amounted to minus DKK 1 million against DKK 57 million in 2001/02
- The forecast for the 2002/03 fiscal year of income from ordinary operations before tax of DKK 140-150 million (excluding provisions for the Serbian claim and costs in preparation of potential independent listing of ALK-Abelló) is retained

For further information please contact Erik Sørensen, President & CEO or Jan Honorè, VP Corporate Development & Communication, phone +45 45 74 74 74

Six Month Report 2002/03

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CHR. HANSEN

Group

Announcement No. 14 in 2002/03
April 30, 2003

SIX MONTH REPORT 2002/03 FOR THE CHR. HANSEN GROUP

For the period September 1, 2002 - February 28, 2003 - unaudited

Chr. Hansen - Food Ingredients

- The EBITA margin rose from 9.8% to 12.4%. EBITA increased by 12% to DKK 202 million
- Sales were unchanged in local currencies
- Exchange rates dropped 12%, with a corresponding fall in sales to DKK 1,624 million
- The free sector cash flow amounted to DKK 158 million
- For the 2002/03 fiscal year, sales are forecast at DKK 3.4-3.5 billion owing to continued falling exchange rates. Nevertheless, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure, as a result of the increasing EBITA margin

ALK-Abelló - Allergy Vaccines

- Sales increased by 4% to DKK 567 million - organic growth was 6%
- EBITA for the existing business was DKK 116 million against DKK 118 million in 2001/02
- Pipeline costs increased to DKK 105 million against DKK 61 million in 2001/02
- The Phase IIb-III tablet-based grass pollen study was initiated
- The forecast of an increase in EBITA for the existing business for the 2002/03 fiscal year, compared to 2001/02 is retained - as is the forecast of an increase in pipeline costs of approximately DKK 100 million to approximately DKK 250 million

Chr. Hansen Group

- Sales decreased by 8% to DKK 2,191 million - organic growth was 2%
- Income from ordinary operations before tax was DKK 107 million compared to DKK 138 million in 2001/02 as a result of the sharply rising pipeline costs in ALK-Abelló
- Extraordinary items after tax of DKK 40 million relating to a provision in respect of Serbian claim
- Net interest-bearing debt reduced by DKK 104 million to DKK 2,210 million
- Net income for the period attributable to Chr. Hansen Holding A/S amounted to minus DKK 1 million against DKK 57 million in 2001/02
- The forecast for the 2002/03 fiscal year of income from ordinary operations before tax of DKK 140-150 million (excluding provisions for the Serbian claim and costs in preparation of potential independent listing of ALK-Abelló) is retained

Financial review for the six months to February 28, 2003
Chr. Hansen – Ingredients Sector

Income statement, September 1 - February 28

Q2 01/02	%	**Q2 02/03**	%	DKKm	**YTD 02/03**	%	YTD 01/02	%
885	*100*	**757**	*100*	**Net sales**	**1,624**	*100*	1,833	*100*
(568)	*64*	**(462)**	*61*	Cost of goods sold	**(979)**	*60*	(1,167)	*64*
317	*36*	**295**	*39*	**Gross income**	**645**	*40*	666	*36*
(55)	*6*	**(57)**	*8*	Research and development costs	**(114)**	*7*	(110)	*6*
(189)	*22*	**(163)**	*22*	Sales, marketing and administration expenses	**(329)**	*21*	(376)	*20*
73	*8*	**75**	*9*	**Income from primary operations before amortization of goodwill (EBITA)**	**202**	*12*	180	*10*
(17)	*2*	**(15)**	*2*	Amortization of goodwill	**(32)**	*2*	(34)	*2*
56	*6*	**60**	*7*	**Income from primary operations (EBIT)**	**170**	*10*	146	*8*

64	*7*	**59**	*8*	Depreciation incl. amortization of goodwill charged to the income statement	**119**	*7*	128	*7*
120	*13*	**119**	*15*	Income from primary operations before depreciation and amortization (EBITDA)	**289**	*17*	274	*15*

Net sales. Organic growth was 3% in Europe, South America and Asia/Pacific and minus 4% in North America. The combined organic growth rate was 0%.

As exchange rates, especially of USD-related currencies, fell 12% against Danish kroner, total sales fell to DKK 1,624 million from DKK 1,833 in 2001/02.

Cultures reported significant organic growth, driven by the newly introduced Yo-Flex cultures, while a price fall was seen in rennet enzymes and colors caused by a fall in raw material prices.

Management still believes that the low organic growth reflects a temporary stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Under these conditions, we have succeeded in improving earnings by way of an increased EBITA margin, partly at the expense of sales growth.

Sales

DKKm	**YTD 02/03**	YTD 01/02
North America	**628**	765
Rest of world	**996**	1,068
Ingredients	**1,624**	1,833

Europe
Sales in the European region were DKK 730 million in 2001/02 and DKK 746 million in 2002/03. Organic growth was 3%, while falling exchange rates reduced sales by 4%.

North America
Sales in the North American region were down 18% from DKK 765 million to DKK 628 million. Sales fell 4% (organic growth) in USD-terms, while the USD/DKK exchange rate fell 14%. The EBITA margin improved from 6.3% to 7.3%.

Efforts to eliminate low-margin products and low-margin customers have continued, affecting, in particular, organic growth in sales of savory ingredients.

The partnership agreement with US company Foremost Farms announced in the Q1 2002/03 report came into force on December 1, 2002 and has had a positive effect on sales to the pharmaceutical industry.

South America
Sales in the South American region – expressed in Danish kroner – fell 36% from DKK 180 million to DKK 115 million due to the sharp devaluations of the Argentine and Brazilian currencies. The economic downturn caused a substantial fall in the market for industrially produced ingredients, but Chr. Hansen succeeded in retaining its market share in the most important product areas.

Asia/Pacific
Sales in the Asia/Pacific region increased by 7% from DKK 126 million to DKK 135 million. Organic growth was 9%, while falling exchange rates caused sales to fall by 2%. Sales in Asia continue to increase satisfactorily, while sales in Australia

are affected by falling prices of rennet enzymes. An office was opened in Beijing, China.

Gross income fell to DKK 645 million, while the gross margin rose from 36% to 40% as a result of better product and customer mixes.

Capacity costs including R&D costs fell 9% to DKK 443 million as a result of the falling exchange rates.

Income from primary operations before amortization of goodwill (EBITA) increased by 12% to DKK 202 million. The EBITA margin increased from 9.8% to 12.4% as a result of the continued focus on improving profitability.

EBITA

DKKm	**YTD 02/03**	YTD 01/02
North America	**46**	48
EBITA % of sales	*7.3%*	*6.3%*
Rest of world	**156**	132
EBITA % of sales	*15.7%*	*12.4%*
Ingredients	**202**	180
EBITA % of sales	*12.4%*	*9.8%*

Amortization of goodwill fell DKK 2 million to DKK 32 million.

Income from primary operations (EBIT) increased by 16% to DKK 170 million.

Balance sheet
The invested capital was reduced by DKK 31 million from DKK 3,208 million at the end of 2001/02 to DKK 3,177 million at the end of fiscal Q2 2002/03.

Sector cash flow before financial items

DKKm	**YTD 02/03**	YTD 01/02
Income from primary operations	**170**	146
Depreciation and amortization	**119**	128
Change in working capital, adjustments, etc.	**(24)**	96
Sector cash flow from operating activities	**265**	370
Gross investments*	**(107)**	(116)
Free sector cash flow before financial items	**158**	254

*) A share of Holding's investments in the sector is included in gross investments.

The free sector cash flow before financial items was an inflow of DKK 158 million compared to DKK 254 million in 2001/02. The free sector cash flow was adversely affected by a planned inventory build-up in cultures in order to meet the expected growth in demand in the second half of the fiscal year.

Outlook for 2002/03
In the annual report for 2001/02, sales were forecast at DKK 3.6-3.7 billion based on the exchange rates prevailing at the end of the fiscal year, including a DKK/USD exchange rate of 7.55.

Due to the falling exchange rates, the sales forecast was adjusted to DKK 3.5-3.6 billion in the Q1 2002/03 report on the basis of the exchange rates prevailing at the end of fiscal Q1, including a DKK/USD exchange rate of 7.48.

Exchange rates continued to fall in fiscal Q2. Applying the exchange rates prevailing at the end of fiscal Q2 (including a DKK/USD exchange rate of 6.88), the sales forecast for the 2002/03 fiscal year is now DKK 3.4-3.5 billion, which is DKK 100 million less than the forecast in the Q1 2002/03 report.

In the second half of the fiscal year, organic sales growth is expected to be approximately 5%, and organic growth for the full year is expected to be 2-3%.

In spite of the reduced sales forecast, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure as a result of the increasing EBITA margin.

If the above-mentioned assumptions with regard to organic sales growth in the second half of the fiscal year are not realized, sales and EBITA will be adversely affected.

Financial review for the six months to February 28, 2003
ALK-Abelló – Allergy Sector

Income statement, September 1 - February 28

Q2 01/02	%	**Q2 02/03**	%	DKKm	**YTD 02/03**	%	YTD 01/02	%
252	*100*	**247**	*100*	**Net sales**	**567**	*100*	547	*100*
(90)	*36*	**(97)**	*39*	Cost of goods sold	**(210)**	*37*	(192)	*35*
162	*64*	**150**	*61*	**Gross income**	**357**	*63*	355	*65*
(55)	*22*	**(75)**	*30*	Research and development costs	**(144)**	*25*	(98)	*18*
(97)	*38*	**(99)**	*40*	Sales, marketing and administration expenses	**(202)**	*36*	(200)	*37*
10	*4*	**(24)**	*(9)*	**Income from primary operations before amortization of goodwill (EBITA)**	**11**	*2*	57	*10*
(1)	*0*	**(1)**	*0*	Amortization of goodwill	**(1)**	*0*	(2)	*0*
9	*4*	**(25)**	*(9)*	**Income from primary operations (EBIT)**	**10**	*2*	55	*10*
11	*4*	**11**	*5*	Depreciation incl. amortization of goodwill charged to the income statement	**22**	*4*	21	*4*
20	*8*	**(14)**	*(4)*	Income from primary operations before depreciation and amortization (EBITDA)	**32**	*6*	76	*14*

UK study of subcutaneous allergy vaccination
ALK-Abelló has successfully completed the world's largest clinical study of allergy vaccination to date. The double-blind, placebo-controlled, Phase III clinical trial of Alutard® SQ *grass pollen* was carried out at 26 allergy clinics in the UK and included 410 adult patients with hay fever caused by grass pollen allergy.

The treatment took place over a period of 30 weeks before and during the 2002 pollen season. Hence, the study focused only on the immediate effect already observed in the first pollen season of the 3-5 year Alutard® SQ treatment schedule. The main conclusions are:

Fewer allergy symptoms. As is normal procedure in this type of study, all patients were asked to score their symptoms on a standardized scale. The treatment group reported an average symptom score, which was more than 30% lower than that of the placebo group, indicating a significant reduction of the symptoms in connection with the Alutard® SQ treatment.

Less use of other medication. The patients' use of traditional symptom-relieving medication was also registered and converted to a numerical value. The treatment group's average use of other medication was more than 30% lower than that of the placebo group, thus indicating a significant reduction in the use of symptom-relieving medication in connection with the Alutard® SQ treatment.

Well tolerated treatment. Allergy vaccination is a treatment based on increasing doses of standardized natural allergens, which gradually accustoms the patient's immune system to the allergens that normally cause an allergic reaction. The study confirmed the already well-described adverse-event profile. All reactions were controlled using symptom-relieving medication. The study concludes that Alutard® SQ is well tolerated.

The results will be used to initiate registration proceedings aiming at a launch of the 3-5 year subcutaneous treatment concept with Alutard® SQ *grass pollen* in the UK.

Tablet-based vaccine against grass pollen allergy (sublingual immunotherapy)
ALK-Abelló's Phase IIb-III clinical trial in Europe and Canada of a tablet-based vaccine against grass pollen allergy is progressing according to schedule. By now, more than 90% of the required patients have been enrolled in the study, and most patients are already being treated.

The Phase IIb-III trial assesses safety and efficacy of three different doses of grass pollen allergens compared to placebo. The results of the trial are scheduled to be announced in the first quarter of the 2004 calendar year.

Dr. Steven R. Durham, a leading English allergologist, has completed a meta analysis of 23 smaller studies of sublingual immunotherapy, which concludes that this treatment concept shows high safety and efficacy compared to placebo. Dr. Durham's analysis, which he presented at the annual congress of American allergologists (the American Academy of Allergy,

Asthma & Immunology) in Denver in March, supports ALK-Abelló's concept of tablet-based vaccination.

Cooperation with Schering-Plough
The cooperation with Schering-Plough announced in October 2002 is progressing according to plan.

Restructuring of US activities
The previously announced restructuring of the US activities has been concluded as planned and in line with the budget. Production has been consolidated in New York, and all US customer service, administration and distribution operations are now based in Texas.

Pricing conditions in Germany
In January 2003, the German government passed legislation to introduce a mandatory discount of 6% on all pharmaceutical products sold in Germany in 2003 and 2004. Nevertheless, sales and earnings forecast for ALK-Abelló as a whole is retained.

ALK-Abelló's *in vitro* diagnostics business
ALK-Abelló's *in vitro* diagnostics activities are run in close cooperation with Bayer Diagnostics. Both parties are currently in the process of phasing out the so-called MagicLite product line, whilst phasing in a new and more competitive set of products for Bayer's Advia Centaur *in vitro* diagnostics equipment.

Net sales increased by 4% from DKK 547 million to DKK 567 million. Organic growth was 6%. Sales increased by 6-7% in all regions, except for North America, where organic growth was 4%, but where sales in DKK fell 10% as a result of the falling exchange rates.

Organic growth in sales of allergy vaccines was 6%, consisting of 11% growth in European initial treatments and 4% organic growth in sales of maintenance treatments.

Gross income was DKK 357 million compared to DKK 355 million last year. Gross income was adversely affected by a reduction in inventories, resulting in indirect production costs of DKK 10 million that have been charged to the income statement as cost of goods sold.

Capacity costs increased by DKK 48 million, primarily as a result of increased pipeline costs.

Income from primary operations before amortization of goodwill (EBITA) totaled DKK 11 million compared to DKK 57 million last year.

EBITA for the **existing business** was DKK 116 million compared to DKK 118 million last year. In 2002/03, EBITA for the existing business is affected by the above-mentioned indirect production costs of DKK 10 million, attributable to a DKK 42 million reduction in inventories.

EBITA

DKKm	**YTD 02/03**	YTD 01/02
Existing business	**116**	118
EBITA % of sales	*20%*	*22%*
Pipeline	**(105)**	(61)
ALK-Abelló	**11**	57

Pipeline costs increased from DKK 61 million to DKK 120 million, bringing net pipeline costs to DKK 105 million net of an income of DKK 15 million from Schering-Plough. Net pipeline costs are expected to increase to approximately DKK 250 million for the full year as a result of the Phase IIb-III clinical trial of the grass pollen tablet in Europe and Canada.

Amortization of goodwill was DKK 1 million.

Income from primary operations (EBIT) was DKK 10 million compared to DKK 55 million last year.

Sector cash flow before financial items

DKKm	**YTD 02/03**	YTD 01/02
Income from primary operations	**10**	55
Depreciation and amortization	**22**	21
Change in working capital, adjustments, etc.	**34**	(10)
Sector cash flow from operating activities	**66**	66
Gross investments*	**(28)**	(39)
Free sector cash flow before financial items	**38**	27

*) A share of Holding's investments in the sector is included in gross investments.

The free sector cash flow before financial items was DKK 38 million compared to DKK 27 million in 2001/02 as the effect of reduced inventories and minor investments more than compensate for the fall in income from primary operations.

Outlook for 2002/03
The forecast of organic sales growth of 4-5% is retained for the fiscal year 2002/03. The EBITA margin is expected to continue to improve. Net pipeline costs are expected to increase by approximately DKK 100 million to a total of approximately DKK 250 million as previously announced.

Financial review for the six months to February 28, 2003 – Chr. Hansen Group

Accounting policies
The accounting policies are unchanged from the annual report 2001/02.

Income statement
Income from primary operations has been reviewed above for each segment.

Income from primary operations (EBIT)

Chr. Hansen	DKKm	170
ALK-Abelló	DKKm	10
Holding/eliminations	DKKm	(5)
Chr. Hansen Group	DKKm	175

Holding/eliminations include costs totaling DKK 15 million for the preparation of a potential independent listing of ALK-Abelló. For the full year, this figure is expected to be DKK 15-20 million.

Net financial expenses amounted to DKK 68 million against DKK 69 million last year.

Income before tax amounted to DKK 107 million against DKK 138 million last year.

Tax calculated on income for the period amounts to DKK 46 million, equivalent to 43% of the income. The high tax rate was the result of a substantial part of the amortization of goodwill not being tax deductible and a relatively large proportion of the Group's earnings being derived in countries with a high tax rate.

Extraordinary items after tax were DKK 40 million, cf. note 2, and relate to an arbitration case in Serbia from 1995 that Chr. Hansen subsequently lost, and in February 2003, a French court of appeal made its ruling in the case. The Chr. Hansen Group has decided to appeal the ruling to the Supreme Court of France. We have rejected and we intend to continue to reject the claim as the award is fundamentally inconsistent with the legal order of Denmark and other societies that uphold a rule of law and order as our company was prevented from participating in the underlying surveys by experts in Serbia. Moreover, the composition of the court of arbitration and the appointment of the members of the court suffered from a number of material procedural shortcomings.

The Chr. Hansen Group's net income including minority interests amounted to DKK 21 million against DKK 79 million last year, and net income attributable to Chr. Hansen Holding A/S was minus DKK 1 million against DKK 57 million last year.

Earnings per share amounted to DKK 3.9, excluding extraordinary items, compared to DKK 5.6 last year.

Balance sheet
The invested capital fell by DKK 253 million from 4,329 million at the end of 2001/02 to DKK 4,076 million at the end of fiscal Q2 2002/03.

Equity stood at DKK 1,887 million, equivalent to 35% of total assets.

As a result of the cash inflow generated, net interest-bearing debt was reduced by DKK 104 million from DKK 2,314 million at the end of 2001/02 to DKK 2,210 million at the end of fiscal Q2 2002/03.

The decrease in equity was composed as follows:

Net income for the period	DKKm	(1)
Dividend	DKKm	(20)
Exchange rate adjustments	DKKm	(73)
Hedges of future transactions	DKKm	4
Total decrease in equity	DKKm	(90)

Cash flow DKKm	**YTD 02/03**	YTD 01/02
Income from primary operations	**175**	207
Depreciation, amortization and write-downs	**149**	156
Change in working capital, adjustments, etc.	**(4)**	83
Paid interest and tax	**(142)**	**(129)**
Cash flow from operating activities	**178**	317
Investments	**(121)**	(142)
Free cash flow	**57**	175

Investments DKKm	**YTD 02/03**	YTD 01/02
Gross investments in:		
Chr. Hansen	**107**	116
ALK-Abelló	**28**	39
Total gross investments	**135**	155
Disposals	**(14)**	(13)
Investments	**121**	142

The Board of Directors
Karsten Egelund, who served as Vice Chairman of the Board of Chr. Hansen Holding during the last almost 18 months, passed away on March 8, 2003.

The Board of Directors has elected Director Jørgen Worning as new Vice Chairman. Mr. Worning has been a member of the Board of Chr. Hansen Holding A/S since 1990 and is also chairman of the boards of FLS Industries A/S and Bang & Olufsen A/S.

Warrant program for the Corporate Management
The Board of Directors today resolved to establish an incentive program for the Corporate Management by way of a warrant program, see the authorization in article 2.8 of the company's Articles of Association. In accordance with the Board's resolution, 65,000 warrants will be issued to the members of the Corporate Management of Chr. Hansen Holding A/S, comprising 15,000 warrants to the President and CEO and 10,000 warrants to each of the five other members of the Corporate Management.

The program will be based on warrants entitling the holders to subscribe for new B shares in Chr. Hansen Holding A/S against cash payment of the subscription amount. The warrants may be exercised during the period from August 31, 2004 to August 31, 2008. Any warrants remaining unexercised by the end of this period will lapse without any further compensation to the warrant holders. The exercise price is fixed at the average market price of the underlying Chr. Hansen Holding A/S share during the period from September 1, 2002 to March 31, 2003 plus 5%, corresponding to an exercise price of DKK 251.

Applying the Black & Scholes method, the market value of the warrant program of 65,000 warrants amounts to approximately DKK 3 million.

No warrants have been issued to the members of the Board of Directors.

The Chr. Hansen Group's outlook for 2002/03

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of the second quarter, including a DKK/USD exchange rate of 6.88.

Sales. The sales forecast is DKK 4.4-4.5 billion, equivalent to approximately 3% organic growth.

Income from ordinary operations before tax. The EBITA forecasts are commented on under each sector. The forecast of Group income from ordinary operations before tax of DKK 140-150 million (excluding provisions for the Serbian claim and costs in preparation of a potential independent listing of ALK-Abelló) is retained.

Financial calendar

May 19, 2003	Capital Market Day
July 3, 2003	Q3 2002/03
Week 47 2003	Annual Report 2002/03
December 17, 2003	Annual General Meeting

Forward-looking statements
This six month report contains forward-looking statements, including forecasts of future sales and income from operations. Such statements are subject to risks and uncertainties as various factors, many of which are beyond the Chr. Hansen Group's control, may cause the actual developments and results to differ materially from the expectations contained in the quarterly report. Factors that might affect such expectations include, among others, overall economic and business conditions, fluctuations in currencies, demand and competitive factors.

This six month report has been translated from Danish into English. However, the Danish text shall be the governing text for all purposes, and in case of any discrepancy the Danish wording shall be applicable.

A meeting of analysts is held today at 3 p.m. CET. This meeting will be webcast and can be followed on www.chr-hansen.com

Hørsholm, April 30, 2003
CHR. HANSEN HOLDING A/S

Sv. Dyrløv Madsen
Chairman

Erik Sørensen
President and CEO

Financial highlights

Chr. Hansen Group

Income statement[1]	KKm	YTD 2002/03	YTD 2001/02
Net sales		**2,191**	2,380
Growth in %		***-8%***	*6%*
Cost of goods sold		**(1,182)**	(1,354)
Gross income		**1,009**	1,026
Research and development costs		**(246)**	(197)
Capacity costs, etc.		**(554)**	(586)
Income from primary operations before amortization of goodwill (EBITA)		**209**	243
Amortization of goodwill		**(34)**	(36)
Income from primary operations (EBIT)		**175**	207
Net financial items incl. result in associated companies before tax		**(68)**	(69)
Income from ordinary operations before tax		**107**	138
Tax on ordinary operations		**(46)**	(59)
Extraordinary items after tax		**(40)**	-
Minority stockholders' share of the results of subsidiaries		**(22)**	(22)
Net income (loss) for the period		**(1)**	57
Income from primary operations before depreciation and amortization (EBITDA)		**324**	363
Average number of employees		**3,503**	3,462

Balance sheet	DKKm	Feb 28, 2003	Aug 31, 2002	Feb 28, 2002
Total assets		**5,345**	5,388	6,060
Invested capital		**4,076**	4,329	4,686
Interest-bearing debt - net		**2,210**	2,314	2,578
Equity		**1,887**	1,977	2,135
Information on shares				
Shares in 1,000 pcs, DKK 10 each		**10,128**	10,128	10,128
Cash flow and investments				
Depreciation and amortization		**149**	306	156
of which amortization of goodwill		***34***	*70*	*36*
Cash flow from primary operations		**178**	555	317
Investments		**(121)**	(226)	(142)
Free cash flow		**57**	329	175
Key figures				
Return on primary operations before amortization of goodwill (EBITA)		**9.5**	8.0	10.2
Return on primary operations (EBIT)		**8.0**	6.5	8.7
Equity ratio		**35.3**	36.7	35.2
Earnings per share before amortization of goodwill (EPSAA) - DKK		**7.2**	11.7	9.2
Earnings per share (EPS) - DKK		**3.9**	4.8	5.6
Cash flow per share (CFPS) - DKK		**15.4**	51.5	29.1
Net asset value per share - DKK		**186.3**	195.2	210.8

Definitions please see page 16

Income statement, September 1 - February 28

Chr. Hansen Group

Q2 2001/02	Q2 2002/03	DKKm	Note	YTD 2002/03	YTD 2001/02
1,137	**1,004**	**Net sales**	1	**2,191**	2,380
(656)	**(554)**	Cost of goods sold		**(1,182)**	(1,354)
481	**450**	**Gross income**		**1,009**	1,026
(104)	**(125)**	Research and development costs		**(246)**	(197)
(179)	**(176)**	Sales and marketing expenses		**(360)**	(363)
(111)	**(92)**	Administrative expenses		**(209)**	(213)
7	**11**	Other operating income		**34**	11
(10)	**(19)**	Other operating costs		**(19)**	(21)
84	**49**	**Income from primary operations before amortization of goodwill (EBITA)**		**209**	243
(18)	**(16)**	Amortization of goodwill		**(34)**	(36)
66	**33**	**Income from primary operations (EBIT)**		**175**	207
-	**-**	Income before tax from associated companies		**-**	1
15	**1**	Interest receivable and other financial income		**4**	20
(47)	**(36)**	Interest payable and other financial expenses		**(72)**	(90)
34	**(2)**	**Income from ordinary operations before tax**		**107**	138
(15)	**3**	Tax on ordinary operations		**(46)**	(59)
19	**1**	**Income from ordinary operations**		**61**	79
-	**(40)**	**Extraordinary items after tax**	2	**(40)**	-
19	**(39)**	**Net income for the period including minority interests**		**21**	79
(10)	**(8)**	Minority stockholders' share of the results of subsidiaries		**(22)**	(22)
9	**(47)**	**Net income (loss) for the period**		**(1)**	57
		Earnings per share (EPS) excluding extraordinary items - DKK		**3.9**	5.6

Balance sheet at February 28

Chr. Hansen Group

DKKm	**Feb 28, 2003**	Aug 31, 2002	Feb 28, 2002
Fixed assets			
Intangible fixed assets			
Goodwill	**1,039**	1,115	1,222
Other intangible fixed assets	**227**	247	266
	1,266	1,362	1,488
Tangible fixed assets			
Land and buildings	**1,100**	1,070	1,173
Plant and machinery	**576**	581	594
Other fixtures and equipment	**141**	154	170
Construction in progress	**147**	190	136
	1,964	1,995	2,073
Financial fixed assets			
Investments in associated companies	**3**	3	36
Deferred corporate income tax	**69**	24	134
Securities and receivables	**14**	12	11
	86	39	181
Total fixed assets	**3,316**	3,396	3,742
Current assets			
Inventories			
Raw materials and supplies	**246**	256	311
Work in progress	**210**	224	257
Finished goods and goods for resale	**484**	486	553
	940	966	1,121
Receivables			
Trade accounts receivable	**650**	682	762
Miscellaneous receivables	**64**	75	62
Tax receivable	**25**	26	33
Prepayments and deferred charges	**63**	20	39
	802	803	896
Cash and cash equivalents	**287**	223	301
Total current assets	**2,029**	1,992	2,318
Total assets	**5,345**	5,388	6,060

Balance sheet at February 28

Chr. Hansen Group

DKKm	Note	**Feb 28, 2003**	Aug 31, 2002	Feb 28, 2002
Equity				
Capital stock	3	**101**	101	101
Hedges of future transactions		**4**	(1)	(6)
Other reserves		**1,782**	1,857	2,040
Proposed dividend		**-**	20	-
Total equity	4	**1,887**	1,977	2,135
Minority stockholders		**60**	42	61
Provisions				
Pensions and similar obligations		**68**	81	70
Deferred corporate income tax		**51**	64	140
Other obligations		**18**	7	74
Total provisions		**137**	152	284
Liabilities				
Long-term liabilities				
Mortgage loans		**377**	390	402
Other long-term liabilities		**1,026**	1,574	1,732
		1,403	1,964	2,134
Current liabilities				
Mortgage loans and other long-term liabilities		**67**	71	65
Bank loans and financial loans		**1,040**	514	691
Trade accounts payable		**264**	261	253
Corporate income tax		**70**	52	81
Miscellaneous payables		**367**	299	269
Deferred income		**50**	56	87
		1,858	1,253	1,446
Total liabilities		**3,261**	3,217	3,580
Total equity, provisions and liabilities		**5,345**	5,388	6,060

Cash flow statement, September 1 - February 28

Chr. Hansen Group

DKKm	Note	YTD 2002/03	YTD 2001/02
Income from primary operations		**175**	207
Adjustments	A	**151**	158
Working capital changes	B	**(6)**	81
Interest and other financial income received		**5**	20
Interest and other financial income paid		**(81)**	(90)
Current income taxes paid		**(66)**	(59)
Cash flow from operating activities		**178**	317
Investments - intangible fixed assets		**(8)**	(3)
Investments - tangible fixed assets		**(124)**	(156)
Sales of tangible fixed assets		**14**	13
Change of financial fixed assets		**(3)**	4
Cash flow from investments		**(121)**	(142)
Free cash flow		**57**	175
Dividend paid to Chr. Hansen Holding A/S' stockholders		**(20)**	(20)
Change in financial liabilities		**32**	(15)
Minority interests		**-**	(5)
Cash flow from financing activities		**12**	(40)
Net cash flow for the period		**69**	135
Cash and cash equivalents and securities at beginning of period		**223**	178
Unrealized gain on foreign currency carried as cash and cash equivalents and securities		**(5)**	(12)
Net cash flow for the period		**69**	135
Cash and cash equivalents and securities end of period		**287**	301
A Adjustments			
Depreciation and amortization		**149**	156
Change in provisions		**2**	2
		151	158
B Working capital changes			
Inventories		**(7)**	91
Receivables		**34**	(7)
Trade accounts payable		**7**	(34)
Other liabilities		**(40)**	31
		(6)	81

The cash flow statement has been adjusted to the effect that exchange rate and inflation adjustments in foreign subsidiaries are not included in the statement. As a result, the individual figures in the cash flow statement cannot be obtained directly from the income statement and balance sheet of the Chr. Hansen Group.

Notes to the income statement

Chr. Hansen Group

DKKm	**YTD 2002/03**	YTD 2001/02
1 Net sales		
Net sales by geographical segments		
Denmark	**43**	39
Europe (excl. Denmark)	**1,191**	1,180
North America	**673**	821
Other markets	**284**	340
Total	**2,191**	2,380
Net sales by sector		
Ingredients Sector	**1,624**	1,833
Allergy Sector	**567**	547
Total	**2,191**	2,380

The above mentioned geographical segment information is distributed according to customer locations.

2 Extraordinary items after tax		
Extraordinary items	**(60)**	-
Tax on extraordinary items	**20**	-
Total	**(40)**	-

Extraordinary items relating to a provision made for a claim, raised by a former Serb business partner, including legal costs. In March 2000, a Serbian arbitration court ruled against Chr. Hansen Holding A/S. In February 2003, despite the lack of due process, La Cour d'Appel in Paris allowed enforcement of the arbitration court's award against the Company in France. Chr. Hansen Holding A/S does not currently directly own assets in France. However, it should be expected that attempts will be made to enforce the award in a country in which Chr. Hansen Holding A/S has assets. Chr. Hansen Holding has appealed the ruling to the Supreme Court of France.

Notes to the balance sheet

Chr. Hansen Group

DKKm	**Feb 28, 2003**	Aug 31, 2002	Feb 28, 2002
3 Capital stock			
Balance at beginning of period	**101**	101	101
Balance at end of period	**101**	101	101

The Chr. Hansen Group holds 14,118 own shares.

DKKm	**Feb 28, 2003**	Aug 31, 2002	Feb 28, 2002
4 Total equity and minority			
Total equity and minority at beginning of period	**1,977**	2,115	2,115
Net income (loss) for the period	**(1)**	48	57
Dividend to Chr. Hansen Holding A/S' stockholders	**(20)**	(20)	(20)
Foreign currency translation adjustment of equity in foreign subsidiary companies at beginning of period	**(73)**	(162)	(8)
Hedges of future transactions, movements for the period	**4**	(4)	(9)
Total equity and minority at end of period	**1,887**	1,977	2,135

Business segments - primary segments

Chr. Hansen Group	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
September 1 - February 28	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
DKKm	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
INCOME STATEMENT								
Net sales	**1,624**	1,833	**567**	547	**-**	-	**2,191**	2,380
Cost of goods sold	**(979)**	(1,167)	**(210)**	(192)	**7**	5	**(1,182)**	(1,354)
Gross income	**645**	666	**357**	355	**7**	5	**1,009**	1,026
Research and development costs	**(114)**	(110)	**(144)**	(98)	**12**	11	**(246)**	(197)
Capacity costs, etc.	**(329)**	(376)	**(202)**	(200)	**(23)**	(10)	**(554)**	(586)
Income from primary operations before amortization of goodwill (EBITA)	**202**	180	**11**	57	**(4)**	6	**209**	243
Amortization of goodwill	**(32)**	(34)	**(1)**	(2)	**(1)**	-	**(34)**	(36)
Income from primary operations (EBIT)	**170**	146	**10**	55	**(6)**	6	**175**	207
BALANCE SHEET								
Intangible fixed assets	**1,133**	1,330	**133**	158	**-**	-	**1,266**	1,488
Tangible fixed assets	**1,338**	1,449	**228**	221	**398**	403	**1,964**	2,073
Financial fixed assets	**31**	96	**47**	42	**5**	7	**83**	145
Investments in associated companies	**-**	34	**-**	-	**3**	2	**3**	36
Total fixed assets	**2,502**	2,909	**408**	421	**406**	412	**3,316**	3,742
Inventories	**660**	778	**280**	343	**-**	-	**940**	1,121
Receivables	**607**	702	**183**	188	**12**	6	**802**	896
Cash and cash equivalents	**92**	107	**164**	193	**31**	1	**287**	301
Total current assets	**1,359**	1,587	**627**	724	**43**	7	**2,029**	2,318
Total assets	**3,861**	4,496	**1,035**	1,145	**449**	419	**5,345**	6,060
Total equity and minority	**1,869**	2,012	**80**	262	**(2)**	(78)	**1,947**	2,196
Provisions	**56**	188	**42**	46	**39**	50	**137**	284
Long-term liabilities	**525**	1,218	**90**	112	**788**	804	**1,403**	2,134
Current liabilities	**1,411**	1,078	**823**	725	**(376)**	(357)	**1,858**	1,446
Total liabilities	**1,936**	2,296	**913**	837	**412**	447	**3,261**	3,580
Total equity, provisions and liabilities	**3,861**	4,496	**1,035**	1,145	**449**	419	**5,345**	6,060
INVESTED CAPITAL	**3,177**	3,598	**557**	667	**342**	422	**4,076**	4,686
INVESTMENTS in fixed assets	**87**	99	**24**	36	**10**	7	**121**	142

Geographical segments - secondary segments*

Chr. Hansen Group	Fixed assets		Current assets		Total assets		Investments fixed assets	
September 1 - February 28	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
DKKm	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
Denmark	**1,847**	1,954	**444**	402	**2,291**	2,356	**54**	57
Europe (excl. Denmark)	**546**	495	**944**	1,017	**1,490**	1,512	**49**	85
North America	**871**	1,214	**497**	674	**1,368**	1,888	**14**	(3)
Other markets	**52**	79	**144**	225	**196**	304	**4**	3
Total	**3,316**	3,742	**2,029**	2,318	**5,345**	6,060	**121**	142

*) Net sales are specified in note 1. The above geographical segment information has been specified by location of assets.

Definitions

Invested capital	*Intangible and tangible fixed assets, inventories and receivables excluding provisions (deferred tax excluded), trade accounts payable, other debt and minorities*
Return on primary operations before amortization of goodwill (EBITA)	*Income from primary operations before amortization of goodwill x 100/Net sales*
Return on primary operations (EBIT)	*Income from primary operations x 100/Net sales*
Equity ratio	*Equity at end of period x 100/Liabilities and equity at end of period*
Earnings per share before amortization of goodwill (EPSAA) - DKK	*Net income for the period excluding extraordinary items and including amortization of goodwill/Average number of shares*
Earnings per share (EPS) - DKK	*Net income for the period excluding extraordinary items/Average number of shares*
Cash flow per share (CFPS) - DKK	*Cash flow from operating activities excluding minority stockholders' share/Average number of shares*
Net asset value per share - DKK	*Equity at end of period/Number of shares at end of period*

Insight

Improving the quality of food and health for people all over the world

May 2003 NR.2

WWW.CHR-HANSEN.COM

CHR HANSEN



Asia is taking off

Chr. Hansen's business in Asia has really begun to take off in the last couple of years. There is still immense untapped potential for supplying the region's 3.7 billion inhabitants with healthy and natural food ingredients.

Page 10

Ready for the future

Pollen collection, venom extraction and vaccine production, distribution, sales and marketing. After a successful reorganization, ALK-Abelló in the USA now consists of four specialized units.

Page 8

Extract from the six month report

Ingredients Sector:
- EBITA margin rose from 9.8% to 12.4%
- EBITA increased by 12% to DKK 202 million

Page 16

SHORT NEWS



The new centre in Arpajon



Group Vice President Hans Christian Ambjerg



Parma is the new HQ in Italy

CONTENTS

New centre secures delivery precision

Chr. Hansen's French operation in Arpajon has recently inaugurated a new logistics and distribution centre. Delivery precision reached 100%

"We can't guarantee that high a level every week," says Claus Ahleskov, Director Production & Supply, CH France, "but we are delighted to have achieved such striking results so soon after starting up."

The new building houses cold stores running at -55°C, -20°C and -5°C, a large new raw materials store and a modern pick-and-pack distribution centre handling both cheese rennet and frozen and freeze-dried cultures.

"The new facilities comply fully with current environmental standards and improve employees' working conditions," says Ahleskov. "We've also been able to get rid of six rented containers that were a bit of an eyesore. But above all, we have brought about a substantial increase in capacity. We're now working three shifts five days a week in production and two shifts in dispatch. Besides this increased capacity, we can also offer customers greater flexibility."

Even fast food should taste good

People are eating out more and more often. And back home we want meals in an instant. The average family is now busier than ever, but consumers still want healthy, flavourful food that tastes fresh

"We're seeing immense interest in our flavour ingredients," says Group Vice President Business Development Hans Christian Ambjerg, "especially for meat products, soups and sauces, and various forms of cheese products. We have a strong market position in savoury ingredients and aim to build on this position through a focused drive.

"Our customers – both producers and end-users – are important partners for continued innovation in this field. We work with food producers worldwide to develop tasty new components. We need to spot trends in the market and follow them up – for example, ethnic flavours are increasingly in demand worldwide, and natural flavours are predominant especially in Europe. We've launched many exciting new products to meet the needs of both the discriminating and the cost-conscious consumer: cheese flavours, marinades, spice mixes and much more.

"Take in-depth awareness of local flavour variants and textures, add a good dollop of experience and 130 years of global expertise – and there you have it."

Italian affiliate strengthened

The previous 3 companies in Italy; CH Corsico, Enocanossa and Italiana Ingredienti were merged last year, giving birth to the new Chr. Hansen Italy

The former Italiana Ingredienti activities (Meat and Prepared Foods Division) have been moved to the new facilities in Parma at the end of 2002 and the Corsico activities (Dairy) will be moved to Parma at the end of 2003. The production of anthocyanins will remain in Canossa.

"Our objective is to have one legal entity per country", says Vice President Southern Europe, Michel Favereau. "By transferring all the commercial, logistic and administrative activities to Parma, CH Italy will be able to create synergies in better utilization of customer service, warehousing, supply etc. In terms of production and quality control, we will be able to unify the organization."

Giampaolo Cagnin, Country Manager in Italy adds, "Parma was the natural choice as headquarters. The premises are big enough to gather all administration, finances and IT for Italy. And we are placed right in the center of the well known food industry, producing the famous Parma ham, Parmesan cheese, Salami etc."

Getting closer

The Allergy Sector has reached some important milestones. The clinical phase III study of Alutard® SQ grass pollen in the UK has been completed successfully and shows that treatment with this product results in significantly fewer allergic symptoms and significantly reduced use of other medication, and is well tolerated. The results will be used to begin the registration process leading to the launch of the injection-based Alutard® SQ grass pollen vaccine on the UK market.

At the American Academy of Allergy, Asthma and Immunology's annual meeting, leading British allergy specialist Dr. Stephen R. Durham presented the results of a meta-analysis of 23 smaller studies of sublingual immunotherapy. The conclusion of the analysis is that this therapeutic concept offers good safety and a significant effect, and so backs up ALK-Abelló's new tablet-based vaccine concept. The most important project in this area, a tablet-based vaccine against grass pollen allergy, has now entered the all-important clinical phase IIb-III. The results of this study are due to be published in the first quarter of 2004. This means that we are drawing close to the time when we learn whether the Chr. Hansen Group's work on developing a groundbreaking new form of allergy treatment has been a success.



Progress is continuing in the Ingredients Sector, which is continuing to make progress, with focus on earnings and cost control. The war in Iraq is now over but the global economic climate and exchange rate situation are still very uncertain, and the consequences of SARS are another unknown factor. Our expectations for the Ingredients Sector's earnings are unchanged, but we find it important to point out that organic sales growth of 5% in the second half of the year and a USD/DKK exchange rate of 6.88 are needed if these expectations are to be met.

Erik Sørensen, President & CEO

Better "quality" in turnover

BY JYTTE WOLFF-SNEEDORFF


Executive Vice President
Lars Frederiksen
Insight invited Executive Vice President Lars Frederiksen into the hot seat to discuss how sales in the Ingredients Sector are going

How is the Ingredients Sector?
We're currently in a period of great uncertainty and low economic growth. There is the uncertain situation in the Middle East, growing energy costs and plummeting exchange rates. Economic activity in Argentina, Brazil and Venezuela is also being hit hard by the economic problems in the region, which means that industrial food production in these countries has been falling.

The uncertainty has also led to a sharp reduction in the launch of new food products and a constant focus on stock cutbacks on the part of our customers. As a result, the market for food ingredients is stagnating.

Over the last year we have managed to increase the quality of our business through a sharp focus on earnings and costs. Relative to last year we have increased our gross margin by four percentage points – and by cutting costs we have improved our EBITA by 2.5 percentage points. Although sales are DKK 200 million down on last year in DKK terms, we have managed to increase our earnings.
We are also still generating a positive free cash flow, which can help to reduce our debt and so give us greater freedom of action.

Do you rate our performance as satisfactory, all things considered?
No, we're not satisfied that we haven't been able to grow our sales in local currency. In the coming months we will continue to focus on maintaining and improving our earnings and we will be putting all our efforts into generating organic growth and keeping costs at current levels.
We are also continuing to weed out low-margin customers and products. This will have a negative impact on sales, but will ensure continued improvements in the bottom line.

In this way we will ensure that we make the most of the current slump and are much better equipped as soon as the global economy turns.

What positive conclusions can you draw from all this?
Despite the general slowdown we can also see a number of positive signals. In Europe sales grew by 3% in local currency, driven mainly by strong growth in sales of cultures, and we are still seeing healthy growth in both Russia and Poland. We are continuing to expand our company in Russia and have decided to open an office in the Ukraine.

In North America the continued focus on earnings means that we have improved our EBITA margin from 6% to 7%. However, sales in DKK terms have fallen by DKK 137 million due to a weaker USD and the continued streamlining of our product range. There is also fierce competition in the US market, which is putting pressure on the sales prices of some of our products.

The Asian markets are generating healthy sales growth, driven primarily by sales of colours and cultures to our customers in Japan, China and the ASEAN countries. Besides continuing to expand our regional office in Malaysia, we have just opened an office in China and decided to set up a sales office in India.

What is Chr. Hansen doing to stay on track?
The focus is still on running a healthy business and improving our gross margin. We will continue to keep a close rein on costs so that Chr. Hansen is ready to exploit the opportunities that open up once the global economy begins to show positive signals again.

Healthy buttermilk thanks to new culture


SataMalto

BY JYTTE WOLFF-SNEEDORFF

Finland is one of the leading countries when it comes to the consumption of probiotics. In dairy products two types of culture have been particularly popular, but now a third has joined them on the market – L. casei 431

The new culture comes from Argentina where it has been the subject of clinical studies for 20 years. Chr. Hansen now owns the rights to this strain, of which uses include one of our Finnish customers' buttermilk product, Casilus.

Interest in natural products with health-promoting effects is growing rapidly. Probiotic cultures have a documented effect on the gastro-intestinal system and stimulate the immune system. They are used in many types of product, including milk products like buttermilk, ice-cream and yoghurt.

"The future looks bright for L. casei 431," says marketing manager Hans Christian Bejder. "The Finns want to carry out further clinical studies at a high level, and the strain will be included in our 'human health' concept – maybe as the springboard for a global breakthrough."

BY JYTTE WOLFF-SNEEDORFF

A matter of taste

New anthocyanin colours, a natural carotene colour and a black soft drink colour were on the agenda when sales and marketing personnel from around the globe recently gathered for the latest info on natural colours, flavours and selected cultures.

"On the creative side there were hands-on exercises in the application technology lab," reports Product Manager Henriette Gilhøj, "where we tried making ice-cream and sweets with natural colours and different flavours. On one of the days we also had a 'happy hour' where participants brought along products from their own countries containing Chr. Hansen ingredients.

From Australia came sweets from a customer who had switched from synthetic to natural colours. From China came red wine with Chr. Hansen cultures added, and Denmark could proudly present a new red test-beer with an elderberry flavour.





New natural anti-listeria solution



In the future the battle against listeria, a dangerous food contaminant, will be fought with natural weapons. Before now producers of cooked hams, sliced meats and the like have had to resort to additives or extra salt

BY OLE LINDHARDT

But now Chr. Hansen can offer customers a world first – a lactic acid bacterium that actively combats listeria. This common and harmless bacterium is in fact already found in the meat.

"I know that US universities, among others, have also researched the use of lactic acid bacteria to combat listeria, but we were the first to launch – and that's something to be proud of!" says Marketing Manager for Meat Cultures Eva Stenby.

Immense interest in an immense market

The new product, which goes by the name of B-SF-43 Bactoferm™, is also a good example of the rewards to be reaped from working together.

It was originally researchers at the Danish Meat Research Institute and the Royal Veterinary and Agricultural University who discovered this particularly effective lactic acid bacterium. Chr. Hansen then contributed the technological know-how needed to put the bacterium into industrial production – because it is one thing isolating a bacterial strain in a Petri dish in the laboratory and quite another to grow the bacterium by the kilo under controlled conditions in large steel tanks.

Chr. Hansen is also responsible for sales and marketing worldwide: "There has already been immense interest in B-SF-43 Bactoferm™, and so we have high hopes for the product," says Stenby. "It's currently being tested by new customers in Denmark, France, Germany and Spain."

Part of the reason why so many manufacturers are interested in the bacterium is its particularly broad range of applications. It can be used in most normal types of processed meat and this gives it huge potential: "In Western Europe alone the market for this type of meat is worth around EUR 60 billion," says Stenby. "It stands to reason that when the market is this big you don't have to get that much of a foot in the door before things start to get really interesting."



After 42 days at 8°C the difference in yeast levels is obvious. The yoghurt in the top left corner has been inoculated with a combination of two strains of lactic acid bacteria



Listeria:
Listeria is not as common as salmonella but is particularly dangerous.

Listeria can cause everything from diarrhoea to blood poisoning and meningitis, and the bacterium can induce miscarriages and harm unborn and newborn babies.

For particularly vulnerable groups – including those with an impaired immune defence, diabetes sufferers, the elderly and pregnant women – the mortality rate is over 50%.

The mortality rate among normal healthy people is a few per cent.

Bioprotection:
The term bioprotection is used in a wide range of different contexts. When it comes to foods, this mainly means:

- Better control of bacterial growth in foodstuffs
- Harmful bacteria are fought with the help of friendly bacteria
- The friendly bacteria outcompete or directly attack the harmful bacteria – or both
- The outcome is healthier food that stays fresh longer

Fighting yeast in yoghurt

BY OLE LINDHARDT

In a recent study Chr. Hansen tested a number of different strains of lactic acid bacteria for their ability to prevent the growth of yeast.

The best results were achieved by using a combination of two strains, *Lactobacillus rhamnosus LR-35* and *Propionibacterium jensenii CHCC 5751*. Used separately neither of the two strains had any significant effect. The LR-35 strain, however, is also known as a documented probiotic with a positive effect on the gastro-intestinal balance.

Anne Charlotte Didriksen, Chr. Hansen's Marketing Manager for Fermented Milk Cultures, says: "The results of the study look very promising. We still have a lot of research to do before Chr. Hansen can launch an actual product, but this is a firm first step. I believe we are on the right track towards developing an effective bioprotectional solution against yeast in yoghurt."

Yeast is one of the most common contaminants in yoghurt. The yeasts usually come either from contaminated ingredients like nuts, honey and fruits, or from poorly cleaned production equipment. Excess amounts of yeast in the yoghurt will shorten shelf-life considerably and may spoil the product altogether.



Spokane, Washington
The Biopol facility in Spokane is ALK-Abelló's main supplier of grass pollens, but Biopol also handles collection and harvesting of other pollens, moulds and house dust mites.







Austin, Texas
ALK-Abelló's Texas facility has 48 employees and houses all inside sales, customer service, marketing and administration activities. ALK-Abello, Inc. employs an outside sales force of 15 people, who cover the entire US market. ALK-Abelló, Inc. is also responsible for ALK-Abelló's presence on the Canadian market.

Spring Mills, Pennsylvania
Vespa Laboratories, Inc. has 21 employees. Nevertheless, Vespa is the world's largest supplier of Hymenoptera venoms. The process begins with the field collection of large numbers of living insects; and then moves into the laboratory where the venom sac of each female insect is removed by laborious hand dissection. Venom proteins are then extracted and undergo a series of processes terminating in lyophilization (freeze drying) before the final product analysis.

New York
The New York facility is ALK-Abelló's US site for production of allergen extracts made from supplies of natural allergen sources such as pollens, house dust mites and animal dander. The New York facility has over 30 years of history in the allergen extract industry and today employs 68 people.

ALK-Abelló in the USA: Ready for the future

BY JACOB FRISCHE

Pollen collection, venom extraction and vaccine production, distribution, sales and marketing. After a successful reorganization, ALK-Abelló in the USA now consists of four specialized units – each one playing an important role in the process of producing highly refined allergy vaccines and making them available to allergy sufferers

In a few words, the history of ALK-Abelló in the USA is characterized by strategic acquisitions and a market share that has grown to more than 25% in 15 years. Today, the difficult phase of initial positioning is over, and thanks to a successful reorganization initiated in the fall of 2002, ALK-Abelló is now ready to focus on the future challenges in the marketplace.

With the acquisition in June 2000 of New York-based Center Laboratories, a well-established company in the allergen extracts market, ALK-Abelló's position on the US market was strengthened and the customer base expanded. Following the acquisition, ALK-Abelló operate facilities in New York and Austin, Texas, both carrying out production, administration, sales and distribution.

In order to optimize the US business, management decided in August 2002 to split responsibilities between the two sites. The Texas facility was turned into ALK-Abelló's US distribution and administration centre, with the New York facility focusing on production of allergen extracts for the entire US market.

"I am truly excited that our customers stayed with us through these times of change. Thanks to remarkable commitment and effort from every single employee, I expect that we will be able to deliver a nice contribution to this year's financial results of the ALK-Abelló Group," says Karsten Jørgensen, Managing Director of ALK-Abelló, Inc.

Global raw material suppliers

Today, ALK-Abelló owns and operates four different facilities in the USA. The Texas and the New York facility focus on production and distribution of allergy vaccines and constitute ALK-Abelló Inc. The two other units, Biopol and Vespa, are global suppliers of raw materials for the entire ALK-Abelló Group and organizationally separated from ALK-Abelló Inc.

As an example, Biopol supplies ALK-Abelló with grass pollen for the grass allergy tablet, which is currently in development. If the tablet proves successful, Biopol's supplies of grass pollen will be in even higher demand.

"We are working on an up-scaling of our harvesting and processing capabilities for the grass species used in the tablets. So we will be ready to meet the demand," says Miles Guralnick, Managing Director of Biopol and Vespa.

US market for allergy vaccines

Although allergy vaccination, or allergy shots as they are called in the US, is a well-known and widely used treatment of allergic diseases, the American market structure for allergy vaccines differs significantly from the market in Europe

In Europe allergy vaccines are sold as finished pharmaceutical products ready for subcutaneous injection. In the US most allergy doctors (allergists) choose to make their final vaccines from allergen extracts supplied by the manufacturers

People don't just eat to live

BY JYTTE WOLFF-SNEEDORFF



Chr. Hansen's business in Asia has really begun to take off in the last couple of years – and there is still immense untapped potential for supplying the region's 3.7 billion inhabitants with healthy and natural food ingredients

Green tea and fruit juice in their myriad forms are more popular than Coca-Cola, and red wine and coffee are rarely drunk as beer tastes better in the hot climate. Main meals are often based on pork and chicken accompanied by rice and noodles, rather than pasta and potatoes as in Europe. The American lifestyle has not taken over here – even McDonald's has had to adjust its concept with a McRice.

"Every market is unique," explains Mogens Riber-Nielsen, Vice President for Asia, Pacific & Middle East. "The key to our success is to master the local culture, language, culinary tradition and mindset – we need to know what makes people tick. So it's very important that we have a real presence in the regions we work with.



Vice President Mogens Riber-Nielsen

"A few years ago Chr. Hansen had just two employees in Kuala Lumpur, two in Beijing and two in Japan. Today there are 23 across the region, supplemented with a network of distributors reaching into its every last corner. We have high hopes for this region and are planning continued expansion here. Everything revolves around Kuala Lumpur, which is home to our head office."

Most parts of the Asian market have seen explosive growth in recent years. There is a burgeoning upper and middle class, purchasing power is growing, and China is now attracting more investment than any other country in the world.

Healthy food

In Asia people don't just eat to live: for centuries health has been an important aspect of what people consume, in terms of both food and drink. Nowhere else is there such a rich choice of health-promoting herbs, extracts and teas. There is widespread understanding that foods must be natural and have beneficial effects on health. This ties in well with Chr. Hansen's vision, and there is good understanding of our natural colours, flavours and bacterial cultures.

"But success is not guaranteed," continues Riber-Nielsen. "We need to offer even more specially developed applications and solutions for this market. And we need to be able to supply locally produced ingredients that taste Asian. Sauces and flavour solutions to drizzle over noodles, colours that contain antioxidants and can be used in juices, and various forms of green tea, spices for snacks and dried fruits that give the right touch, probiotic cultures for yoghurts – and much more besides."

Most of our personnel in Asia are recruited locally but we have also transferred people from other parts of the world with an in-depth knowledge of Chr. Hansen's technologies and business methods. We have typically been in our other markets for 60-70 years and in Asia for just over two years, so there is still a long way to go.

Continued expansion

On September 1, 2003 we will be opening a new office in India, which is the world's largest milk producer. Welfare standards are rising here too and so the market has huge potential: "The new office is another sign of Chr. Hansen's commitment to Asia," concludes Riber-Nielsen. "We will be seeing a wealth of new openings in the region."

BY JYTTE WOLFF-SNEEDORFF

From India to Japan







Country Manager Mark Johnston and Personal Assistant Ann Mah

Country Manager Mark Johnston moved to Kuala Lumpur from England with his family almost two years ago. From the Chr. Hansen office in Kelana Jaya – on a clear day – he has a distant view of the famous Petronas Twin Towers – the tallest buildings in the world.

To Mark Johnston there is no such thing as a typical day: "In a region as diverse and as large as Asia, each day seems to bring new challenges and stimulation. The nearest I could come to describing something as typical would be to wake in the morning, probably in a hotel room, to have a day of meetings before jetting off to a new destination. The last two years have been an extremely hectic time for everyone here in the Asian team as we have grown sales and started to develop a new organization which can provide us with secure and substantial long-term growth in the region. Just finding the time to spend enough days in Kuala Lumpur to get my passport renewed last autumn proved to be an enormous challenge.

"It is difficult to describe how disorientating it can be to fly from, say, Mumbai in India to Tokyo in Japan, two countries with such a different approach to life, but it certainly helps to keep life interesting. One of the most rewarding aspects of moving out here has been to see the team come together and both the new and the old staff being happy and willing to learn from each other's experience."

Mark Johnston has tasted foods that he could never have imagined eating until travelling out here, from barbecued sparrow in Japan to fried goose-wings in China. "But it's also possible to follow an almost entirely Western diet, and at home with the family we get to try the best of both worlds," he says.

"I like the Asian lifestyle but I have to admit I am not yet practising Tai Chi in front of the office each morning – but who knows, if I stay here long enough..."

From grass to allergy tablets at ALK-Abelló's pilot plant

ALK-Abelló's tablet-based vaccine against grass pollen allergy is currently being tested in a phase IIb-III study in a number of European countries and Canada. The active pharmaceutical ingredient in the tablets is produced at a small modern production unit designed to allow expansion if the tablets prove effective





It doesn't say "Made in Denmark" on the tablets currently being tried by hundreds of grass pollen allergy sufferers across Europe and Canada. This is because the tablets are as international as the clinical study testing their efficacy. The specially grown grass pollen is harvested in the USA, while the tablets themselves are produced in the UK. But the actual medicine – the active pharmaceutical ingredient – is produced at an advanced production unit at ALK-Abelló in Hørsholm in Denmark. This "pilot plant" was designed from the outset in such a way that it can be upscaled if the tablets prove to be as effective as ALK-Abelló hopes.

"A pilot plant is a small production unit where it is easy to change the various parameters in the process so that you can gain important experience before things get going for real and we need to produce large volumes," explains Christian Houghton. He heads ALK-Abelló's formulation and process development department, which has spent the last two-and-a-half years developing a pilot plant to extract, recover and freeze-dry grass allergens for the tablets.

Grass pollen in – allergens out

In the pilot plant, the insoluble pollen is first added to an aqueous solution of various salts that draws out the allergens. The allergen solution then undergoes a series of filtration and recovery processes to concentrate the product. The allergens are not stable in solution and so the grass extract is quickly transferred onto glass and freeze-dried. This process removes the water and leaves behind the grass allergens, which – following extensive analysis, quality control and standardization – are used in the fast-dissolving tablets.

"Each of these steps has been studied carefully – we've adjusted the various parameters time and time again," explains Houghton. "At the beginning the process wasn't set in stone, but as the development work has progressed we have found the optimum production form. This work is easy to do using a pilot plant.

"It's a flexible and dynamic unit. With a pilot plant as the starting point for the development work, we have a finished template for how the grass allergen should be produced. From here it'll be quick and easy for us to upscale production."

Ready to expand production

Experience from the production of tablets for the clinical studies has already been used for a first expansion of production capacity. The pilot plant has thus been turned into a "launch plant" with sufficient capacity to meet demand in connection with the launch of the tablets.

"We now know that upscaling will work," says Houghton. "The launch plant here will be the starting point for the final production unit which is currently on the drawing board. The finished plant will work exactly like this one, only it will be much larger."

Start-up of clinical trial of grass allergy tablet

The international phase IIb-III clinical trial of ALK-Abelló's tablet-based grass pollen allergy vaccine has been initiated as planned. The trial takes place in several European countries and Canada up to and during this year's grass pollen season. The phase IIb-III trial is to investigate the efficacy and safety of the tablet at three different doses of grass pollen allergen compared to placebo. The results are scheduled to be announced in the first quarter of the 2004 calendar year.



Department manager Christian Houghton and pharmaceutical technician Søren Rooed at ALK-Abelló's pilot plant

Major UK study documents effect of allergy vaccine

BY JACOB FRISCHE



ALK-Abelló has carried out the world's largest study of allergy vaccination involving more than 400 British grass pollen allergy sufferers. The study documents that allergy vaccination with ALK-Abelló's injection-based Alutard® SQ vaccine is an effective treatment for hay fever caused by grass pollen allergy. The results will among other things be used for an application for the vaccine to be registered in the UK

At the annual congress of the American Academy of Allergy, Asthma and Immunology on Sunday, March 9, British allergy expert Professor Stephen Durham from the University of London presented the main conclusions of his and his many colleagues' work investigating the efficacy of ALK-Abelló's allergy vaccine Alutard® SQ.

Around 800 people packed into the hall to hear Durham explaining that the vaccinated patients suffered significantly fewer hay fever symptoms and had a reduced need for traditional symptomatic medication relative to the control group.

Fewer allergy symptoms

This was preceded by many months of work collecting and analyzing the vast amount of data from the study, which was carried out at 26 UK allergy clinics up to and including the 2002 pollen season. The study covered a total of 410 adult patients with hay fever caused by grass pollen allergy.

The study focused solely on the immediate effect that could be achieved during the first pollen season in the three- to five-year treatment cycle with the injection-based Alutard® SQ vaccine. Nevertheless, the patients vaccinated saw an improvement of over 30% compared with the control group in terms of both allergic symptoms and the use of traditional allergy medication.

Registration in the UK

The most important cause of allergies in Europe is grass pollen. In fact studies suggest that around 10% of the UK population suffer from hay fever caused by grass pollen allergy – yet vaccination treatment is not available there.

ALK-Abelló is keen for allergy sufferers in the UK to enjoy the same access to treatment as those elsewhere in Europe and so the results of the study will be used among other things for an application for the registration of Alutard® SQ in the UK.

The results of the study will be presented in detail at the annual congress of the European Academy of Allergology and Clinical Immunology in Paris in June.



Expectations on several fronts

BY JYTTE WOLFF-SNEEDORFF



Henrik Damkjær Simonsen is Senior Analyst, Health Care, at Nordea Securities and has monitored the Chr. Hansen Group for several years



What can you note in particular about the six month report?
A distinction has to be made between financial and other news. Certain surprises can be seen in both areas. As far as finances are concerned I am a little negatively surprised by the slowdown in ingredients sales – compared to the rest of the market. However, earnings have been retained at a high level, which is positive.

Looking forward, there is no doubt that the general expectations of the group are based on the Ingredients sector. The allergy business has to devote large amounts to developing the pipeline, so the short-term earnings prognosis is subdued. In view of the global economy and the SARS epidemic I am not certain whether the Ingredients sector can achieve 5% organic growth in the 2nd half-year. There is also price pressure in certain segments, e.g natural colours. So I question the expectations for the overall year.

I have noted that DKK 15 million has been booked for the demerger of the company. I consider this a further step towards public listing of ALK-Abelló.

I had hoped for good news on the Prograss study, and this hope is fulfilled as the study has been implemented and is running as planned. I believe in this project. There also seems to be satisfactory growth in allergy vaccines, and thereby existing business. Both factors boost confidence in this part of the group.

What is your vision of the future for the Chr. Hansen Group?
I have firm expectations of separate public offering of ALK-Abelló. A logical time to do this would be after the Prograss study. Assuming that this has positive results, which I believe there will be. With its niche strategy of pure allergy and diagnostics, I assess ALK-Abelló to be viable.

The Ingredients sector has the critical mass and the strength to be a separate business. Overall, drastic measures have been taken to improve profitability, so the future should be bright for Chr. Hansen.

Chr. Hansen – the Ingredients Sector

Financial review for the six months to February 28, 2003 for Chr. Hansen – Ingredients Sector
Extract from six month report

Net sales. Organic growth was 3% in Europe, South America and Asia/Pacific and minus 4% in North America. The combined organic growth rate was 0%.

As exchange rates, especially of USD-related currencies, fell 12% against Danish kroner, total sales fell to DKK 1,624 million from DKK 1,833 in 2001/02.

Cultures reported significant organic growth, driven by the newly introduced Yo-Flex cultures, while a price fall was seen in rennet enzymes and colors caused by a fall in raw material prices.

Management still believes that the low organic growth reflects a temporary stagnation in the ingredients market resulting from inventory adjustments and the negative trend of the global economy. Under these conditions, we have succeeded in improving earnings by way of an increased EBITA margin, partly at the expense of sales growth.

Europe
Sales in the European region were DKK 730 million in 2001/02 and DKK 746 million in 2002/03. Organic growth was 3%, while falling exchange rates reduced sales by 4%.

North America
Sales in the North American region were down 18% from DKK 765 million to DKK 628 million. Sales fell 4% (organic growth) in USD-terms, while the USD/DKK exchange rate fell 14%. The EBITA margin improved from 6.3% to 7.3%.

Efforts to eliminate low-margin products and low-margin customers have continued, affecting, in particular, organic growth in sales of savory ingredients.

The partnership agreement with US company Foremost Farms announced in the Q1 2002/03 report came into force on December 1, 2002 and has had a positive effect on sales to the pharmaceutical industry.

South America
Sales in the South American region - expressed in Danish kroner - fell 36% from DKK 180 million to DKK 115 million due to the sharp devaluations of the Argentine and Brazilian currencies. The economic downturn caused a substantial fall in the market for industrially produced ingredients, but Chr. Hansen succeeded in retaining its market share in the most important product areas.

Asia/Pacific
Sales in the Asia/Pacific region increased by 7% from DKK 126 million to DKK 135 million. Organic growth was 9%, while falling exchange rates caused sales to fall by 2%. Sales in Asia continue to increase satisfactorily, while sales in Australia are affected by falling prices of rennet enzymes. An office was opened in Beijing, China.

Income from primary operations before amortization of goodwill (EBITA) increased by 12% to DKK 202 million. The EBITA margin increased from 9.8% to 12.4% as a result of the continued focus on improving profitability.

EBITA

DKKm	YTD **02/03**	YTD 01/02
North America	**46**	48
EBITA % of sales	*7.3%*	*6.3%*
Rest of world	**156**	132
EBITA % of sales	*15.7%*	*12.4%*
Ingredients	**202**	180
EBITA % of sales	*12.4%*	*9.8%*

The free sector cash flow before financial items was an inflow of DKK 158 million compared to DKK 254 million in 2001/02. The free sector cash flow was adversely affected by a planned inventory build-up in cultures in order to meet the expected growth in demand in the second half of the fiscal year.

Outlook for 2002/03
In the annual report for 2001/02, sales were forecast at DKK 3.6-3.7 billion based on the exchange rates prevailing at the end of the fiscal year, including a DKK/USD exchange rate of 7.55.

Due to the falling exchange rates, the sales forecast was adjusted to DKK 3.5-3.6 billion in the Q1 2002/03 report on the basis of the exchange rates prevailing at the end of fiscal Q1, including a DKK/USD exchange rate of 7.48.

Exchange rates continued to fall in fiscal Q2. Applying the exchange rates prevailing at the end of fiscal Q2 (including a DKK/USD exchange rate of 6.88), the sales forecast for the 2002/03 fiscal year is now DKK 3.4-3.5 billion, which is DKK 100 million less than the forecast in the Q1 2002/03 report.

In the second half of the fiscal year, organic sales growth is expected to be approximately 5%, and organic growth for the full year is expected to be 2-3%.

In spite of the reduced sales forecast, the EBITA forecast for 2002/03 is retained, i.e. EBITA is still expected to be higher than the 2001/02 figure as a result of the increasing EBITA margin.
If the above-mentioned assumptions with regard to organic sales growth in the second half of the fiscal year are not realized, sales and EBITA will be adversely affected.

ALK-Abelló – the Allergy Sector

Financial review for the six months to February 28, 2003 for ALK-Abelló – Allergy Sector
Extract from six month report

Tablet-based vaccine against grass pollen allergy (sublingual immunotherapy)
ALK-Abelló's Phase IIb-III clinical trial in Europe and Canada of a tablet-based vaccine against grass pollen allergy is progressing according to schedule. By now, more than 90% of the required patients have been enrolled in the study, and most patients are already being treated.

The Phase IIb-III trial assesses safety and efficacy of three different doses of grass pollen allergens compared to placebo. The results of the trial are scheduled to be announced in the first quarter of the 2004 calendar year.

Dr. Steven R. Durham, a leading English allergologist, has completed a meta analysis of 23 smaller studies of sublingual immunotherapy, which concludes that this treatment concept shows high safety and efficacy compared to placebo. Dr. Durham's analysis, which he presented at the annual congress of American allergologists (the American Academy of Allergy, Asthma & Immunology) in Denver in March, supports ALK-Abelló's concept of tablet-based vaccination.

Cooperation with Schering-Plough
The cooperation with Schering-Plough announced in October 2002 is progressing according to plan.

Net sales increased by 4% from DKK 547 million to DKK 567 million. Organic growth was 6%. Sales increased by 6-7% in all regions, except for North America, where organic growth was 4%, but where sales in DKK fell 10% as a result of the falling exchange rates. Organic growth in sales of allergy vaccines was 6%, consisting of 11% growth in European initial treatments and 4% organic growth in sales of maintenance treatments.

Gross income was DKK 357 million compared to DKK 355 million last year. Gross income was adversely affected by a reduction in inventories, resulting in indirect production costs of DKK 10 million that have been charged to the income statement as cost of goods sold.

Capacity costs increased by DKK 48 million, primarily as a result of increased pipeline costs.

Income from primary operations before amortization of goodwill (EBITA) totaled DKK 11 million compared to DKK 57 million last year.

EBITA for the **existing business** was DKK 116 million compared to DKK 118 million last year. In 2002/03, EBITA for the existing business is affected by the above-mentioned indirect production costs of DKK 10 million, attributable to a DKK 42 million reduction in inventories.

EBITA

DKKm	**YTD 02/03**	YTD 01/02
Existing business	**116**	118
EBITA % of sales	*20.5%*	*21.6%*
Pipeline	**(105)**	(61)
ALK-Abelló	**11**	57

Pipeline costs increased from DKK 61 million to DKK 120 million, bringing net pipeline costs to DKK 105 million net of an income of DKK 15 million from Schering-Plough. Net pipeline costs are expected to increase to approximately DKK 250 million for the full year as a result of the Phase IIb-III clinical trial of the grass pollen tablet in Europe and Canada.

Amortization of goodwill was DKK 1 million.

Income from primary operations (EBIT) was DKK 10 million compared to DKK 55 million last year.

Sector cash flow before financial items

DKKm	**YTD 02/03**	YTD 01/02
Income from primary operations	**10**	55
Depreciation and amortization	**22**	21
Change in working capital, adjustments, etc.	**34**	(10)
Sector cash flow from operating activities	**66**	66
Gross investments*	**(28)**	(39)
Free sector cash flow before financial items	**38**	27

*) A share of Holding's investments in the sector is included in gross investments.

The free sector cash flow before financial items was DKK 38 million compared to DKK 27 million in 2001/02 as the effect of reduced inventories and minor investments more than compensate for the fall in income from primary operations.

Outlook for 2002/03
The forecast of organic sales growth of 4-5% is retained for the fiscal year 2002/03. The EBITA margin is expected to continue to improve. Net pipeline costs are expected to increase by approximately DKK 100 million to a total of approximately DKK 250 million as previously announced.

Chr. Hansen Group

Financial review for the six months to February 28, 2003 – Chr. Hansen Group
Extract from six month report

Accounting policies
The accounting policies are unchanged from the annual report 2001/02.

Income statement
Income from primary operations has been reviewed above for each segment.

Income from primary operations (EBIT)		
Chr. Hansen	DKKm	170
ALK-Abelló	DKKm	10
Holding/eliminations	DKKm	(5)
Chr. Hansen Group	DKKm	175

Holding/eliminations include costs totalling DKK 15 million for the preparation of a potential independent listing of ALK-Abelló. For the full year, this figure is expected to be DKK 15-20 million.

Net financial expenses amounted to DKK 68 million against DKK 69 million last year.

Income before tax amounted to DKK 107 million against DKK 138 million last year.

Tax calculated on income for the period amounts to DKK 46 million, equivalent to 43% of the income. The high tax rate was the result of a substantial part of the amortization of goodwill not being tax deductible and a relatively large proportion of the Group's earnings being derived in countries with a high tax rate.

Extraordinary items after tax were DKK 40 million, cf. note 2 in the six month report, and relate to an arbitration case in Serbia from 1995 that Chr. Hansen subsequently lost, and in February 2003, a French court of appeal made its ruling in the case. The Chr. Hansen Group has decided to appeal the ruling to the Supreme Court of France. We have rejected and we intend to continue to reject the claim as the award is fundamentally inconsistent with the legal order of Denmark and other societies that uphold a rule of law and order as our company was prevented from participating in the underlying surveys by experts in Serbia. Moreover, the composition of the court of arbitration and the appointment of the members of the court suffered from a number of material procedural shortcomings.

The Chr. Hansen Group's net income including minority interests amounted to DKK 21 million against DKK 79 million last year, and net income attributable to Chr. Hansen Holding A/S was minus DKK 1 million against DKK 57 million last year.

Earnings per share amounted to DKK 3.9, excluding extraordinary items, compared to DKK 5.6 last year.

Balance sheet
The invested capital fell by DKK 253 million from 4,329 million at the end of 2001/02 to DKK 4,076 million at the end of fiscal Q2 2002/03.

Equity stood at DKK 1,887 million, equivalent to 35% of total assets.

As a result of the cash inflow generated, net interest-bearing debt was reduced by DKK 104 million from DKK 2,314 million at the end of 2001/02 to DKK 2,210 million at the end of fiscal Q2 2002/03.

Cash flow

DKKm	**YTD 02/03**	YTD 01/02
Income from primary operations	**175**	207
Depreciation, amortization and write-downs	**149**	156
Change in working capital, adjustments, etc.	**(4)**	83
Paid interest and tax	**(142)**	(129)
Cash flow from operating activities	**178**	317
Investments	**(121)**	(142)
Free cash flow	**57**	175

The Chr. Hansen Group's outlook for 2002/03

Assumptions. A stabilization of the global economy and the levels of interest rates and exchange rates prevailing at the end of the second quarter, including a DKK/USD exchange rate of 6.88.

Sales. The sales forecast is DKK 4.4-4.5 billion, equivalent to approximately 3% organic growth.

Income from ordinary operations before tax. The EBITA forecasts are commented on under each sector. The forecast of Group income from ordinary operations before tax of DKK 140-150 million (excluding provisions for the Serbian claim and costs in preparation of a potential independent listing of ALK-Abelló) is retained.

Business segments – primary segments

September 1 – February 28	Ingredients		Allergy		Holding/ eliminations		Chr. Hansen Group	
DKKm	**YTD 2002/03**	YTD 2001/02	**YTD 2002/03**	YTD 2001/02	**YTD 2002/03**	YTD 2001/02	**YTD 2002/03**	YTD 2001/02
INCOME STATEMENT								
Net sales	**1,624**	1,833	**567**	547	**-**	-	**2,191**	2,380
Cost of goods sold	**(979)**	(1,167)	**(210)**	(192)	**7**	5	**(1,182)**	(1,354)
Gross income	**645**	666	**357**	355	**7**	5	**1,009**	1,026
Research and development costs	**(114)**	(110)	**(144)**	(98)	**12**	11	**(246)**	(197)
Capacity costs, etc.	**(329)**	(376)	**(202)**	(200)	**(23)**	(10)	**(554)**	(586)
Income from primary operations before amortization of goodwill (EBITA)	**202**	180	**11**	57	**(4)**	6	**209**	243
Amortization of goodwill	**(32)**	(34)	**(1)**	(2)	**(1)**	-	**(34)**	(36)
Income from primary operations (EBIT)	**170**	146	**10**	55	**(5)**	6	**175**	207
Net financial items incl. income before tax from associated companies							**(68)**	(69)
Income from ordinary operations before tax							**107**	138
Tax on ordinary operations							**(46)**	(59)
Income from ordinary operations							**61**	79
Extraordinary items after tax							**(40)**	-
Net income for the period incl. minority interests							**21**	79
Minority stockholders' share of the results of subsidiaries							**(22)**	(22)
Net income (loss) for the period							**(1)**	57
EBITDA	**289**	274	**32**	76	**3**	13	**324**	363
BALANCE SHEET								
Intangible fixed assets	**1,133**	1,330	**133**	158	**-**	-	**1,266**	1,488
Tangible fixed assets	**1,338**	1,449	**228**	221	**398**	403	**1,964**	2,073
Financial fixed assets	**31**	96	**47**	42	**5**	7	**83**	145
Investments in associated companies	**-**	34	**-**	-	**3**	2	**3**	36
Total fixed assets	**2,502**	2,909	**408**	421	**406**	412	**3,316**	3,742
Inventories	**660**	778	**280**	343	**-**	-	**940**	1,121
Receivables	**607**	702	**183**	188	**12**	6	**802**	896
Cash and cash equivalents	**92**	107	**164**	193	**31**	1	**287**	301
Total current assets	**1,359**	1,587	**627**	724	**43**	7	**2,029**	2,318
Total assets	**3,861**	4,496	**1,035**	1,145	**449**	419	**5,345**	6,060
Total equity and minority	**1,869**	2,012	**80**	262	**(2)**	(78)	**1,947**	2,196
Provisions	**56**	188	**42**	46	**39**	50	**137**	284
Long-term liabilities	**525**	1,218	**90**	112	**788**	804	**1,403**	2,134
Current liabilities	**1,411**	1,078	**823**	725	**(376)**	(357)	**1,858**	1,446
Total liabilities	**1,936**	2,296	**913**	837	**412**	447	**3,261**	3,580
Total equity, provisions and liabilities	**3,861**	4,496	**1,035**	1,145	**449**	419	**5,345**	6,060
INVESTED CAPITAL	**3,177**	3,598	**557**	667	**342**	421	**4,076**	4,686



BY JYTTE WOLFF-SNEEDORFF

Beaulieu Vineyard, USA.
The winery is on five floors and houses
more than 30,000 oak barrels

New wine culture for high-alcohol wine

Chr. Hansen has come up with a brand new bacterial strain especially for red wine with a high alcohol content (16-17%): Viniflora CH16.

The product removes malic acid so that the wine-maker can assure the quality of high-alcohol wines.

Wine-making is a science in itself. In June most grapes are still extremely bitter, but over the course of the summer and early autumn the sun's rays help them to form sugars and become sweet

A growing amount of sugar in grapes has been noted worldwide in recent years due to an increase in the number of hours of sunshine – and this has caused an increase in the alcohol content of the finished wine. This makes it difficult for wine-makers to assure the quality of their wine through complete fermentation of the sugar into alcohol using yeast.

Malic acid removed with lactic acid bacteria

"It's a question of removing the malic acid from the wine as quickly as possible," says Department Manager for Wine Technology Peter Sommer.

"The grapes form malic acid as they ripen in the fields but it is not desirable in red wine. By removing the malic acid, the wine is protected against having unwanted bacteria turn the malic acid into e.g. carbon dioxide, which can then cause the cork to pop once the wine has been bottled and dispatched to customers.

"At the same time the wine is less acid, the pH value rises and you have the basis for a better-tasting wine. Last, but not least, rapid removal of malic acid means that the wine-maker can protect the wine more quickly against oxidation by adding sulphite. For several years we have successfully added our product Viniflora Oenos directly to the wine. This means that the wine-maker can complete in just a few weeks a process that previously took many months – if it was possible at all. Previously the product has been used in wine with a standard alcohol content of 11-12%."

Improves quality, flavour and structure

Viniflora CH16 has been tested extensively in conjunction with large wineries in the USA, France, Spain and Italy, and will now undergo equivalent tests in Australia and South Africa.

"Wineries have warmly welcomed Chr. Hansen's new bacterial product and have obtained higher speeds with it," says Sommer. "Many wine-makers have also seen a stronger expression of desirable flavours such as coffee, bitter chocolate and green pepper, which are good in wines like Shirah, Zinfandel, Barbera and Cabernet Franc. Wineries have also improved the structure of their wine using Viniflora CH16."

www.chr-hansen.com

Chr. Hansen, Insight
is published by
Chr. Hansen Group
10-12 Bøge Allé
DK-2970 Hørsholm
Denmark

Tel.: +45 45 74 74 74
Fax: +45 45 74 88 88

www.chr-hansen.com
e-mail: info@dk.chr-hansen.com

Translation: Bowne Global
Solutions Denmark A/S
Layout/production: Mantra
Photos: Thorsten Graae,
Torben Åndahl, Getty Images
Run: 9,000 DK/UK